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PROXY STATEMENT-PROSPECTUS                                      OCTOBER 10, 1995


                         (NATIONSBANK(R) logo appears here)

                                  COMMON STOCK
     This Proxy Statement-Prospectus relates to the shares of common stock (the "NationsBank Common Stock") of NationsBank Corporation, a North Carolina corporation ("NationsBank"), offered hereby to the shareholders of Intercontinental Bank, a Florida state-chartered commercial bank ("ICBK"), upon consummation of a proposed merger (the "Merger") of ICBK into Intercontinental Bank, N.A., a wholly owned national banking association subsidiary of NationsBank ("New Bank"), pursuant to an Agreement and Plan of Merger between NationsBank and ICBK, dated as of June 26, 1995 (the "Agreement"). Upon completion of the Merger, each share of ICBK common stock, $2.00 par value per share ("ICBK Common Stock"), will be converted into shares of NationsBank Common Stock at a per share exchange ratio equal to $30 divided by the average closing price of one share of NationsBank Common Stock on the New York Stock Exchange, Inc. ("NYSE") Composite Transactions List computed for the ten-trading-day period ending five business days prior to the closing of the Merger (the "Exchange Ratio"). Any options to purchase ICBK Common Stock remaining unexercised upon consummation of the Merger will become options to purchase a number of shares of NationsBank Common Stock computed according to the Exchange Ratio. Each holder of ICBK Common Stock or of options to purchase shares of ICBK Common Stock who would otherwise be entitled to receive a fractional share of NationsBank Common Stock (after taking into account all of a shareholder's certificates) will receive, in lieu thereof, the equivalent cash value of such fractional share, without interest. Each share of ICBK preferred stock, Series A, no par value (the "ICBK Series A Preferred Stock"), issued and outstanding immediately prior to the effective time of the Merger (the "Effective Time") will be redeemed by ICBK at $1.00 per share (the "Redemption"). See "THE MERGER." Consummation of the Merger is subject to several conditions, including, among others, the affirmative vote of the holders of two-thirds of the outstanding shares of ICBK Common Stock and ICBK Series A Preferred Stock, each voting separately as a class, to approve the Agreement, the approval of appropriate regulatory authorities and the completion of the Redemption. See "THE MERGER -- Conditions to the Merger."

     NationsBank Common Stock is listed on the NYSE and The Pacific Stock Exchange Incorporated (the "PSE") under the trading symbol "NB," and certain shares of NationsBank Common Stock are listed also on the Tokyo Stock Exchange. The last reported sales price of NationsBank Common Stock on the NYSE Composite Transactions List on October 5, 1995 was $69 5/8 per share and on June 22, 1995, the last trading day preceding public announcement of the proposed Merger, was $57 3/8 per share. ICBK Common Stock is traded on The Nasdaq Stock Market as a Nasdaq National Market System Security (a "NNM Security") under the trading symbol "ICBK." The average of the high and low sales prices of ICBK Common Stock as reported by The Nasdaq Stock Market on October 5, 1995 was $29 1/8 per share and on June 22, 1995 was $24 3/4 per share. See "PRICE RANGE OF COMMON STOCK AND DIVIDENDS."

     ANY SHAREHOLDER OF ICBK WHO DESIRES TO DISSENT FROM THE MERGER HAS THE RIGHT TO DISSENT UNDER APPLICABLE PROVISIONS OF THE NATIONAL BANK ACT (THE "NBA") AND, UPON COMPLIANCE WITH APPLICABLE STATUTORY PROCEDURES, TO RECEIVE PAYMENT OF THE VALUE OF HIS OR HER SHARES OF ICBK COMMON STOCK. A SHAREHOLDER WHO WISHES TO DISSENT FROM THE MERGER MUST NOT VOTE ANY SHARES OF ICBK COMMON STOCK IN FAVOR OF THE AGREEMENT. SEE "THE MERGER -- DISSENTERS' RIGHTS OF ICBK SHAREHOLDERS."
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION, THE COMMISSIONER OF INSURANCE OF THE STATE OF NORTH
      CAROLINA (THE "COMMISSIONER") OR ANY STATE SECURITIES COMMISSION NOR
      HAS THE SECURITIES AND EXCHANGE COMMISSION, THE COMMISSIONER OR ANY
       STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
          ADEQUACY OF THIS PROXY STATEMENT-PROSPECTUS. ANY
        REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
THE SHARES OF NATIONSBANK COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS
  OR BANK DEPOSITS, ARE NOT OBLIGATIONS OF OR GUARANTEED BY ANY BANKING OR
     NONBANKING AFFILIATE OF NATIONSBANK AND ARE NOT INSURED BY THE FEDERAL
         DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.
                                PROXY STATEMENT
                       SPECIAL MEETING OF SHAREHOLDERS OF
                        INTERCONTINENTAL BANK TO BE HELD
                               NOVEMBER 17, 1995

     THIS PROXY STATEMENT-PROSPECTUS SERVES AS A PROXY STATEMENT OF INTERCONTINENTAL BANK IN CONNECTION WITH THE SOLICITATION OF PROXIES TO BE USED AT THE SPECIAL MEETING OF SHAREHOLDERS OF INTERCONTINENTAL BANK TO BE HELD ON NOVEMBER 17, 1995 FOR THE PURPOSES DESCRIBED HEREIN (THE "SPECIAL MEETING") AND IS FIRST BEING MAILED TO SHAREHOLDERS OF INTERCONTINENTAL BANK ON OR ABOUT OCTOBER 11, 1995.



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     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION
OTHER THAN THOSE CONTAINED OR INCORPORATED IN THIS PROXY STATEMENT-PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY NATIONSBANK OR ICBK. THIS PROXY STATEMENT-PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO EXCHANGE OR SELL, OR A SOLICITATION OF AN OFFER TO EXCHANGE OR PURCHASE, THE SECURITIES OFFERED BY THIS PROXY STATEMENT-PROSPECTUS, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR TO OR FROM ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. THE INFORMATION CONTAINED IN THIS PROXY STATEMENT-PROSPECTUS SPEAKS AS OF THE DATE HEREOF UNLESS OTHERWISE SPECIFICALLY INDICATED. INFORMATION CONTAINED IN THIS PROXY STATEMENT-PROSPECTUS REGARDING NATIONSBANK, AND PRO FORMA INFORMATION, HAS BEEN FURNISHED BY NATIONSBANK, AND INFORMATION HEREIN REGARDING ICBK HAS BEEN FURNISHED BY ICBK.
                               TABLE OF CONTENTS

                                                        PAGE
    AVAILABLE INFORMATION.............................  PAGE3
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.......     3
SUMMARY...............................................     4
THE SPECIAL MEETING OF SHAREHOLDERS OF ICBK...........    14
  General.............................................    14
  Proxies.............................................    14
  Solicitation of Proxies.............................    14
  Record Date and Voting Rights.......................    14
  Recommendation of ICBK Board........................    15
THE MERGER............................................    15
  Description of the Merger...........................    15
  Effective Time of the Merger........................    15
  Exchange of Certificates............................    16
  Background of and Reasons for the Merger............    16
  Opinion of ICBK's Financial Advisor.................    18
  Effect on Options...................................    20
  Conditions to the Merger............................    21
  Conduct of Business Prior to the Merger.............    21
  Modification, Waiver and Termination; Expenses......    22
  Certain Federal Income Tax Consequences.............    23
  Interests of Certain Persons in the Merger..........    23
  Dissenters' Rights of ICBK Shareholders.............    25
  Accounting Treatment................................    26
  Bank Regulatory Matters.............................    26
  Restrictions on Resales by Affiliates...............    27
  Dividend Reinvestment and Stock Purchase
     Plan.............................................    27
PRICE RANGE OF COMMON STOCK AND DIVIDENDS.............    28
  Market Prices.......................................    28
  Dividends...........................................    28
INFORMATION ABOUT NATIONSBANK.........................    28
  General.............................................    28
  Operations..........................................    29
  Management and Additional Information...............    29
  Supervision and Regulation..........................    29
INFORMATION ABOUT ICBK................................    32
  General.............................................    32
  Management and Additional Information...............    32
  Supervision and Regulation..........................    32
COMPARISON OF NATIONSBANK COMMON STOCK AND ICBK COMMON
  STOCK...............................................    33
  NationsBank Common Stock............................    33
  ICBK Common Stock...................................    35
  Comparison of Voting and Other Rights...............    37
LEGAL OPINIONS........................................    39
EXPERTS...............................................    39
SHAREHOLDER PROPOSALS.................................    39
OTHER MATTERS.........................................    39
APPENDIX A -- Agreement and Plan
  of Merger...........................................   A-1
APPENDIX B -- Opinion of The Robinson-Humphrey
  Company, Inc........................................   B-1
APPENDIX C -- Provisions of 12 U.S.C.
  (section mark)215a Regarding Dissenters' Rights.....   C-1

                                       2

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                             AVAILABLE INFORMATION
     NationsBank has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-4 under the Securities Act of 1933, as amended (the "Securities Act"), relating to the shares of NationsBank Common Stock to be issued in connection with the Merger. For further information pertaining to the shares of NationsBank Common Stock to which this Proxy Statement-Prospectus relates, reference is made to such Registration Statement, including the exhibits and schedules filed as a part thereof. As permitted by the rules and regulations of the Commission, certain information included in the Registration Statement is omitted from this Proxy Statement-Prospectus. In addition, NationsBank is subject to certain of the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files certain reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference room of the Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and copies of such materials can be obtained by mail from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. In addition, copies of such materials are available for inspection and reproduction at the public reference facilities of the Commission at its New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048; and at its Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Reports, proxy statements and other information concerning NationsBank also may be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005 and at the offices of the PSE, 301 Pine Street, San Francisco, California 94104.
     ICBK is subject to certain of the informational requirements of the Federal Deposit Insurance Corporation (the "FDIC") under Section 12(i) of the Exchange Act and, in accordance therewith, files certain reports, proxy statements and other information with the FDIC. Such reports, proxy statements and other information can be inspected and copied at prescribed rates, at the Registration and Disclosure Section of the FDIC at 1776 F Street, N.W., Washington, D.C. 20006 or by calling (202) 898-8920.
                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     The following documents previously filed by NationsBank with the Commission are hereby incorporated by reference in this Proxy Statement-Prospectus: (a) the NationsBank Annual Report on Form 10-K for the year ended December 31, 1994; (b) the NationsBank Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995 and June 30, 1995; (c) the description of NationsBank Common Stock contained in the NationsBank registration statement filed pursuant to Section 12 of the Exchange Act and any amendment or report filed for the purpose of updating such description, including the NationsBank Current Report on Form 8-K filed September 21, 1994; and (d) the NationsBank Current Reports on Form 8-K filed January 26, 1995, February 21, 1995, March 2, 1995 (two reports on this date), March 21, 1995 (amended by Form 8-K/A Amendment No. 1 filed March 21,
1995), March 27, 1995, April 24, 1995, April 25, 1995, May 16, 1995, July 10,
1995, July 24, 1995, August 31, 1995 and September 20, 1995.
     The following documents previously filed by ICBK with the FDIC are hereby incorporated by reference in this Proxy Statement-Prospectus: (a) the ICBK Annual Report on Form F-2 for the year ended December 31, 1994; (b) the ICBK Quarterly Reports on Form F-4 for the quarters ended March 31, 1995 and June 30, 1995; and (c) the ICBK Current Reports on Form F-3 filed January 9, 1995, February 23, 1995, May 9, 1995 and August 10, 1995.
     In addition, all documents filed by NationsBank with the Commission and by ICBK with the FDIC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the time at which the Special Meeting has been finally adjourned are hereby deemed to be incorporated by reference herein. Any statements contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement-Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement-Prospectus.
     THIS PROXY STATEMENT-PROSPECTUS INCORPORATES CERTAIN DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THE DOCUMENTS RELATING TO NATIONSBANK (OTHER THAN EXHIBITS TO SUCH DOCUMENTS WHICH EXHIBITS ARE NOT SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS) ARE AVAILABLE WITHOUT CHARGE UPON REQUEST FROM JOHN E. MACK, SENIOR VICE PRESIDENT AND TREASURER, NATIONSBANK CORPORATION, NATIONSBANK CORPORATE CENTER, CHARLOTTE, NORTH CAROLINA 28255, TELEPHONE (704) 386-5833. THE DOCUMENTS RELATING TO ICBK (OTHER THAN EXHIBITS TO SUCH DOCUMENTS WHICH EXHIBITS ARE NOT SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS) ARE AVAILABLE WITHOUT CHARGE UPON REQUEST FROM THOMAS E. BEIER, EXECUTIVE VICE PRESIDENT, INTERCONTINENTAL BANK, 200 SOUTHEAST FIRST STREET, MIAMI, FLORIDA 33131 TELEPHONE (305) 377-6900. TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY NOVEMBER 10, 1995. PERSONS REQUESTING COPIES OF EXHIBITS TO SUCH DOCUMENTS THAT ARE NOT SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS WILL BE CHARGED THE COSTS OF REPRODUCTION AND MAILING.
                                       3

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                                    SUMMARY
     THE FOLLOWING IS A BRIEF SUMMARY OF CERTAIN INFORMATION SET FORTH ELSEWHERE IN THIS PROXY STATEMENT-PROSPECTUS AND IS NOT INTENDED TO BE COMPLETE. IT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO MORE DETAILED INFORMATION CONTAINED ELSEWHERE IN THIS PROXY STATEMENT-PROSPECTUS, THE ACCOMPANYING APPENDICES AND THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE.
GENERAL

     This Proxy Statement-Prospectus, notice of Special Meeting and form of proxy solicited in connection therewith are first being mailed to ICBK shareholders on or about October 11, 1995. At the Special Meeting, the holders of ICBK Common Stock and ICBK Series A Preferred Stock will consider and vote on whether to approve the Agreement and the transactions contemplated thereby. A copy of the Agreement is attached hereto as Appendix A.

THE COMPANIES
     NATIONSBANK. NationsBank is a bank holding company registered under the Bank Holding Company Act of 1956, as amended (the "BHCA"), was organized under the laws of the State of North Carolina in 1968 and has as its principal assets the stock of its subsidiaries. Through its banking subsidiaries (the "Banks") and its various non-banking subsidiaries, NationsBank provides banking and banking-related services, primarily throughout the Southeast and Mid-Atlantic states and Texas. On June 30, 1995, NationsBank had total assets of $184.2 billion. The principal executive offices of NationsBank are located at NationsBank Corporate Center, Charlotte, North Carolina 28255, and its telephone number is (704) 386-5000. All references herein to NationsBank refer to NationsBank Corporation and its subsidiaries, unless the context otherwise requires. New Bank, a national banking association, is or upon formation will be a direct, wholly owned subsidiary of NationsBank.
     For additional information regarding NationsBank and the combined company that would result from the Merger, see "THE MERGER" and "INFORMATION ABOUT NATIONSBANK."
     ICBK. ICBK is a Florida state-chartered commercial bank. ICBK provides commercial banking services through a network of 24 branch offices located in Dade, Broward and Palm Beach Counties, Florida. As of June 30, 1995, ICBK had total assets of $1.1 billion and total deposits of $952 million. ICBK's principal executive offices are located at 200 Southeast First Street, Miami, Florida 33131, and its telephone number is (305) 377-6900.
     For additional information regarding ICBK, see "THE MERGER" and "INFORMATION ABOUT ICBK."
SPECIAL MEETING AND VOTES REQUIRED
     A Special Meeting of Shareholders of ICBK will be held on November 17, 1995 at 10:00 a.m., local time, at the Hyatt Regency Miami, 400 Southeast Second Avenue, Miami, Florida, at which time the shareholders of ICBK will be asked to approve the Agreement and the transactions contemplated thereby, including the Redemption. The record holders of ICBK Common Stock and ICBK Series A Preferred Stock at the close of business on September 25, 1995 (the "Record Date") are entitled to notice of and to vote at the Special Meeting. On the Record Date, there were approximately 1,900 holders of record of ICBK Common Stock and 7,016,755 shares of ICBK Common Stock outstanding and 350,000 shares of ICBK Series A Preferred Stock held of record by one shareholder.
     The affirmative vote of the holders of two-thirds of the outstanding shares of ICBK Common Stock and ICBK Series A Preferred Stock, each voting separately as a class, is required to approve the Agreement and the transactions contemplated thereby. As of the Record Date, directors and executive officers of ICBK and their affiliates beneficially owned 2,269,496 shares, or 31%, of the ICBK Common Stock and no shares of the ICBK Series A Preferred Stock entitled to vote at the Special Meeting. See "THE SPECIAL MEETING OF SHAREHOLDERS OF ICBK." In addition, certain persons (four of whom are directors and are included with the numbers above) who on the Record Date beneficially owned an aggregate of 2,666,943 shares, or 36%, of the ICBK Common Stock have agreed to vote in favor of the Agreement and take certain other actions in connection with the Merger. See "THE MERGER -- Interests of Certain Persons in the Merger."
     Approval of the Agreement by the shareholders of NationsBank is not required.
THE MERGER
     Under the Agreement, after satisfaction of all of the conditions set forth therein, ICBK will merge with and into New Bank, which will be the surviving entity, and each outstanding share of ICBK Common Stock will be converted into shares
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of NationsBank Common Stock at the Exchange Ratio, with cash to be paid in lieu of any resulting fractional shares of NationsBank Common Stock. Each share of ICBK Series A Preferred Stock issued and outstanding immediately prior to the Effective Time will be redeemed by ICBK at the price of $1.00 per share as provided by the ICBK Articles of Incorporation. The Exchange Ratio is equal to $30 divided by the average closing price of one share of NationsBank Common Stock on the NYSE Composite Transactions List computed for the ten-trading-day period ending five business days prior to the closing of the Merger. As of the Record Date, there were 7,016,755 shares of ICBK Common Stock outstanding and 350,000 shares of ICBK Series A Preferred Stock outstanding. In addition, there were outstanding options to purchase an aggregate of 587,120 shares of ICBK Common Stock. All of the 7,016,755 shares of ICBK Common Stock outstanding as of the Record Date will be exchanged for NationsBank Common Stock pursuant to the Merger (this number will increase if additional ICBK options are exercised after the Record Date).

     If the Merger is consummated and assuming an Exchange Ratio equal to $30 divided by the $53 5/8 per share closing price of NationsBank Common Stock on June 30, 1995 (the "Pro Forma Exchange Ratio"), each share of ICBK Common Stock would be converted into approximately .5594 shares of NationsBank Common Stock. Using the Pro Forma Exchange Ratio, 3,667,356 shares of NationsBank Common Stock would be issued in the Merger to ICBK shareholders and 587,120 shares to option holders (assuming that all options are exercised prior to the Effective Time), representing a total of 4,254,476 shares, or 1.6% of the shares of NationsBank Common Stock to be outstanding immediately after the Effective Time. The number of shares of NationsBank Common Stock to be issued in the Merger will change if the average per share price of NationsBank Common Stock (calculated as described above) or the number of outstanding ICBK options changes. There is no provision in the Agreement permitting it to be terminated by either party, and ICBK will not resolicit proxies from its shareholders for the Special Meeting, if such a change is material. See "THE MERGER -- Modification, Waiver and Termination."

     The Merger is subject to the satisfaction of certain conditions, including among others, an affirmative vote to approve the Agreement by holders of two-thirds of the outstanding shares of ICBK Common Stock and ICBK Series A Preferred Stock, each voting separately as a class, the effectiveness under the Securities Act of a Registration Statement for shares of NationsBank Common Stock to be issued in the Merger, approval of certain regulatory agencies and the completion of the Redemption.
     For additional information relating to the Merger, see "THE MERGER." RECOMMENDATION OF BOARD OF DIRECTORS
     The Agreement and the transactions contemplated thereby were unanimously approved by the Board of Directors of ICBK, with two directors being absent from the meeting. The Board of Directors of ICBK believes that the Merger is in the best interests of ICBK and its shareholders and recommends that the shareholders of ICBK vote "FOR" approval of the Agreement. For a discussion of the factors considered by the Board of Directors in reaching its conclusions, see "THE MERGER -- Background of and Reasons for the Merger."
OPINION OF ICBK'S FINANCIAL ADVISOR
     The Robinson-Humphrey Company, Inc. ("Robinson-Humphrey"), which has served as financial advisor to ICBK, has rendered its written opinion to the Board of Directors of ICBK that, from a financial point of view, the terms of the Merger as provided in the Agreement are fair to the shareholders of ICBK. A copy of such opinion, updated to September 29, 1995, is attached hereto as Appendix B and should be read in its entirety. See "THE MERGER -- Opinion of ICBK's Financial Advisor."
EFFECTIVE TIME OF THE MERGER
     Unless otherwise agreed by NationsBank and ICBK, the Effective Time is expected to occur on or promptly after the first business day following the last to occur of (i) the date that is 30 days after the date of the order of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") approving the Merger pursuant to the BHCA or 30 days after the date of the order of the Comptroller of the Currency (the "Comptroller") approving the Merger pursuant to the Bank Merger Act, as applicable, (ii) the effective date of the last order, approval or exemption of any other Federal or state regulatory agency approving or exempting the Merger if such action is required, (iii) the day of expiration of all required waiting periods after the filing of all notices to all Federal or state regulatory agencies for consummation of the Merger, and (iv) the date on which the ICBK shareholders approve the Agreement and shall be a date and time specified in a Certification of Merger to be issued by the Comptroller. If approved by the ICBK shareholders and applicable regulatory authorities, the
                                       5

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parties currently expect that the Effective Time will occur on or before
December 31, 1995, although there can be no assurance as to whether or when the Merger will occur. See "THE MERGER -- Effective Time of the Merger" and
" -- Conditions to the Merger."
COMPARISON OF NATIONSBANK COMMON STOCK AND ICBK COMMON STOCK
     The rights of shareholders and other corporate matters relating to NationsBank Common Stock are controlled by the NationsBank Restated Articles of Incorporation and Amended and Restated Bylaws and by the North Carolina Business Corporation Act (the "NCBCA"). The rights of ICBK shareholders and other corporate matters relating to ICBK Common Stock are controlled by the ICBK Articles of Incorporation and Bylaws and by the Florida Business Corporation Act of 1989 (the "FBCA"). Upon consummation of the Merger, shareholders of ICBK will become shareholders of NationsBank, whose rights will be governed by NationsBank's Restated Articles of Incorporation, its Amended and Restated Bylaws and the provisions of the NCBCA. See "COMPARISON OF NATIONSBANK COMMON STOCK AND ICBK COMMON STOCK."
MODIFICATION, WAIVER AND TERMINATION
     The Agreement provides that NationsBank may at any time change the structure of its acquisition of ICBK if and to the extent that it deems such a change desirable. In no case, however, may any such change alter the amount or kind of consideration to be received by ICBK shareholders under the Agreement, adversely affect the tax treatment to ICBK shareholders as the result of the receipt of such consideration or take the form of an asset purchase agreement. See "THE MERGER -- Description of the Merger" and " -- Certain Federal Income Tax Consequences."
     The Agreement provides that each party may waive any of the conditions precedent to its obligations to consummate the Merger, to the extent legally permitted.
     The Agreement further provides that it may be terminated and the Merger abandoned at any time prior to the Effective Time (i) by mutual consent of the Boards of Directors of NationsBank and ICBK; (ii) by the respective Board of Directors either of NationsBank or ICBK if the Effective Time has not occurred by March 31, 1996; (iii) by the respective Board of Directors either of NationsBank or ICBK if the Federal Reserve Board or the Comptroller has denied final approval of the Merger and such denial has become final and nonappealable or has approved the Merger subject to conditions that in the judgment of NationsBank would restrict its operations or business activities after the Effective Time; (iv) by the respective Board of Directors of either NationsBank or ICBK pursuant to notice in the event of a breach or failure by the other party that is material in the context of the transactions contemplated by the Agreement of any representation, warranty, covenant or agreement contained therein which has not been, or cannot be, cured within 30 days after written notice of such breach is given; (v) by NationsBank if the shareholders of ICBK fail to approve the Merger at the Special Meeting; or (vi) by ICBK if, prior to the Effective Time, it receives another acquisition proposal that the ICBK Board of Directors determines in its good faith judgment and in the exercise of its fiduciary duties, based as to legal matters on the written opinion of legal counsel and as to financial matters on the written opinion of an investment banking firm of national reputation, is more favorable to the ICBK shareholders than the Exchange Ratio and the Merger and that the failure to terminate this Agreement and accept such alternative acquisition proposal would be inconsistent with the proper exercise of such fiduciary duties. If the Agreement is terminated by ICBK pursuant to clause (vi), above, then ICBK has agreed to pay NationsBank, as compensation for entering into the Agreement, a termination fee of $4.3 million plus reasonable out-of-pocket expenses incurred by NationsBank, but not to exceed $250,000. See "THE MERGER -- Modification, Waiver and Termination."
CERTAIN FEDERAL INCOME TAX CONSEQUENCES
     The Merger is intended to qualify as a reorganization under Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the "Code"). Blanchfield Cordle & Moore, P.A., tax counsel to NationsBank, has delivered an opinion to the effect that no gain or loss will be recognized by the ICBK shareholders as a result of the Merger to the extent that they receive NationsBank Common Stock solely in exchange for their ICBK Common Stock. For a more complete description of the federal income tax consequences, see "THE MERGER -- Certain Federal Income Tax Consequences."
INTERESTS OF CERTAIN PERSONS IN THE MERGER
     Certain members of ICBK's management and Board of Directors may be deemed to have interests in the Merger in addition to their interests, if any, as shareholders of ICBK generally. These include, among other things, certain employment agreements that contain change-of-control provisions providing for severance pay. See "THE MERGER -- Interests of Certain Persons in the Merger."
                                       6

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DISSENTERS' RIGHTS
     Under the provisions of the NBA, holders of ICBK Common Stock will be entitled to dissenters' rights with respect to payment for their shares of ICBK Common Stock provided that the Merger is consummated and such shareholders comply with the required statutory procedures. Failure to take any necessary step in connection with the exercise of such rights may result in termination or waiver of dissenters' rights. A shareholder who wishes to dissent from the Merger must not vote any shares of ICBK Common Stock in favor of the approval of the Agreement. A copy of applicable provisions of the NBA is attached hereto as Appendix C. For a more complete description of dissenters' rights, see "THE MERGER -- Dissenters' Rights of ICBK Shareholders."
ACCOUNTING TREATMENT
     The Merger will be accounted for as a purchase under generally accepted accounting principles. See "THE MERGER -- Accounting Treatment."
REGULATORY APPROVALS
     The Merger is subject to the approval of the Federal Reserve Board and the Comptroller. In addition, the Merger is subject to the approval or other action of the State Corporation Commission of the Commonwealth of Virginia (the "State Authority"). The Merger may not be consummated until expiration of applicable waiting periods.
     NationsBank has filed all required applications for regulatory review and approval or notice with the Federal Reserve Board, the Comptroller and the State Authority. There can be no assurance that such approvals will be obtained or as to the date of any such approvals.
     See "THE MERGER -- Conditions to the Merger" and " -- Bank Regulatory Matters."
RESALES BY AFFILIATES
     Affiliates of ICBK have entered into agreements that they will not transfer any shares of NationsBank Common Stock received by them as a result of the Merger, except in compliance with the applicable provisions of the Securities Act. See "THE MERGER -- Restrictions on Resales by Affiliates."
SHARE INFORMATION AND MARKET PRICES
     The NationsBank Common Stock is listed on the NYSE and the PSE under the symbol "NB," and certain shares are listed on the Tokyo Stock Exchange. As of June 30, 1995, there were 269,812,113 shares of NationsBank Common Stock outstanding held by approximately 103,335 holders of record. The ICBK Common Stock is traded on The Nasdaq Stock Market as a NNM Security and reported by The Nasdaq Stock Market under the symbol "ICBK." As of the Record Date, there were 7,016,755 shares of ICBK Common Stock outstanding held by approximately 1,900 holders of record.

     The following table sets forth the last sales price reported on the NYSE Composite Transactions List for shares of NationsBank Common Stock on June 22, 1995, the last trading day preceding public announcement of the proposed Merger, and on October 5, 1995. It also sets forth the average of the high and low sales prices reported by The Nasdaq Stock Market for shares of ICBK Common Stock on June 22, 1995 and on October 5, 1995. The ICBK Equivalent represents the consideration per share of ICBK Common Stock to be received by a holder of ICBK Common Stock in the Merger.


                                                                                                 ICBK
                                                                    NATIONSBANK     ICBK      EQUIVALENT
June 22, 1995....................................................     $57.375      $ 24.75      $30.00
October 5, 1995..................................................      69.625       29.125       30.00


     For additional information regarding the market prices of the NationsBank Common Stock and ICBK Common Stock during the previous two years, see "PRICE RANGE OF COMMON STOCK AND DIVIDENDS -- Market Prices."
PENDING ACQUISITIONS
     In addition to the Merger, the Corporation has entered into agreements to acquire the four financial institutions set forth below, each of which acquisition is subject to regulatory and shareholder approval and other customary conditions:
                                       7

     BANK SOUTH CORPORATION, Atlanta, Georgia, with approximately $7.4 billion in assets, in a stock transaction expected to close in the first quarter of 1996 and involving the issuance of approximately 25.8 million shares of NationsBank Common Stock;
     CSF HOLDINGS, INC., the parent of Citizens Federal Bank, Miami, Florida, with approximately $4.7 billion in assets, in a $516 million cash transaction expected to close in the first quarter of 1996;
     SUN WORLD SAVINGS BANK, FSB, El Paso, Texas, with approximately $130 million in assets, in a $16 million cash transaction expected to close in the first quarter of 1996; and
     NORTH FLORIDA BANK CORPORATION, Madison, Florida, with approximately $52 million in assets, in a stock transaction expected to close in the fourth quarter of 1995 and involving the issuance of approximately 100,000 shares of NationsBank Common Stock.
COMPARATIVE UNAUDITED PER SHARE DATA
     The following table sets forth (a) selected comparative per share data for each of NationsBank and ICBK on an historical basis and (b) selected unaudited pro forma comparative per share data assuming the Merger had been effective during the periods presented for NationsBank and ICBK combined. The unaudited pro forma data reflects the Merger using the purchase method of accounting and a preliminary allocation of the purchase price. For a description of the effect of purchase accounting on the Merger and the historical financial statements of NationsBank, see "THE MERGER -- Accounting Treatment." In addition, actual pro forma adjustments, which may include adjustments to additional assets and liabilities, will be made on the basis of evaluations as of the Effective Time and, therefore, will differ from those reflected in the unaudited pro forma comparative per share data. The ICBK pro forma equivalent amounts are presented with respect to each set of pro forma information.
     The comparative per share data presented are based on and derived from, and should be read in conjunction with, the historical consolidated financial statements and the related notes thereto of each of NationsBank and ICBK incorporated by reference herein. Results of each of NationsBank and ICBK for the six months ended June 30, 1995 are not necessarily indicative of results expected for the entire year, nor are pro forma amounts necessarily indicative of results of operations or combined financial position that would have resulted had the Merger been consummated at the beginning of the period indicated. All adjustments necessary for a fair statement of results of interim periods have been included.

                                                                                                      SIX MONTHS
                                                                                                        ENDED        YEAR ENDED
                                                                                                       JUNE 30,     DECEMBER 31,
                                                                                                         1995           1994
NationsBank
  Earnings per common share (primary)
     Historical....................................................................................     $ 3.31         $ 6.12
     Pro forma combined (1)........................................................................       3.28           6.07
  Cash dividends per common share
     Historical....................................................................................       1.00           1.88
     Pro forma combined (2)........................................................................       1.00           1.88
  Shareholders' equity per common share (period end)
     Historical....................................................................................      42.49          39.70
     Pro forma combined............................................................................      42.65          39.90
ICBK
  Earnings per common share (primary)
     Historical....................................................................................     $ 1.16         $ 1.82
     Pro forma equivalent (3)......................................................................       1.83           3.40
  Cash dividends declared per common share
     Historical....................................................................................        .18            .34
     Pro forma equivalent (3)......................................................................        .56           1.05
  Shareholders' equity per common share (period end)
     Historical....................................................................................      14.70          12.98
     Pro forma equivalent (3)......................................................................      23.86          22.32

(1) The pro forma adjustments included in the pro forma combined earnings per common share include investment securities mark to market adjustments and estimated goodwill amortization, which served to reduce net income by approximately $2 million and approximately $3 million for the six months ended June 30, 1995 and the year ended December 31, 1994, respectively. Actual pro forma adjustments, which may include adjustments to additional assets and liabilities, will be made on the basis of evaluations as of the Effective Time and, therefore, will differ from those reflected in the comparative unaudited per share data.
(2) Pro forma combined dividends per share represent historical dividends per share paid by NationsBank.
(3) ICBK pro forma equivalent amounts are calculated by multiplying the pro forma combined amounts by the Pro Forma Exchange Ratio.
                                       8

SELECTED FINANCIAL DATA
     The following tables present (a) summary selected financial data for each of NationsBank and ICBK on an historical basis and (b) summary unaudited pro forma selected financial data for NationsBank and ICBK for the periods and as of the dates indicated giving effect to the Merger as if it had been consummated
(i) on January 1, 1994 and January 1, 1995 for income statement information for the periods ended December 31, 1994 and June 30, 1995, respectively, and (ii) on June 30, 1995 for balance sheet information. The unaudited pro forma data reflect the Merger using the purchase method of accounting and a preliminary allocation of the purchase price. For a description of the effect of purchase accounting on the Merger and the historical financial statements of NationsBank, see "THE MERGER -- Accounting Treatment." In addition, actual adjustments, which may include adjustments to additional assets and liabilities, will be made on the basis of evaluations as of the Effective Time and, therefore, will differ from those reflected in the summary unaudited pro forma selected financial data.
     The summary selected financial data are based on and derived from, and should be read in conjunction with, the historical consolidated financial statements and the related notes thereto of each of NationsBank and ICBK incorporated by reference herein. Results of each of NationsBank and ICBK for the six months ended June 30, 1995 are not necessarily indicative of results expected for the entire year, nor are pro forma amounts necessarily indicative of results of operations or combined financial position that would have resulted had the Merger been consummated at the beginning of the period indicated. All adjustments necessary for a fair statement of results of interim periods have been included.
               SELECTED HISTORICAL FINANCIAL DATA OF NATIONSBANK
         (DOLLARS IN MILLIONS, EXCEPT PER-SHARE INFORMATION AND RATIOS)

                                         SIX MONTHS ENDED
                                               JUNE 30,                              YEAR ENDED DECEMBER 31,
                                           1995         1994         1994        1993        1992        1991        1990
Income statement
  Income from earning assets..........   $  6,461     $  4,910     $ 10,529    $  8,327    $  7,780    $  9,398    $ 10,278
  Interest expense....................      3,818        2,305        5,318       3,690       3,682       5,599       6,670
  Net interest income.................      2,643        2,605        5,211       4,637       4,098       3,799       3,608
  Provision for credit losses.........        140          170          310         430         715       1,582       1,025
  Gains (losses) on sales of
     securities.......................          5           19          (13)         84         249         454          67
  Noninterest income..................      1,456        1,309        2,597       2,101       1,913       1,742       1,605
  Restructuring expenses..............         --           --           --          30          --         330          91
  Noninterest expense.................      2,579        2,449        4,930       4,371       4,149       3,974       3,538
  Income before income taxes and
     effect of change in method of
     accounting for income taxes......      1,385        1,314        2,555       1,991       1,396         109         626
  Income tax expense (benefit)........        475          460          865         690         251         (93)         31
  Net income..........................        910          854        1,690       1,501(1)    1,145         202         595
  Net income applicable to common
     shareholders.....................        906          849        1,680       1,491(1)    1,121         171         559
Per common share
  Net income (primary)................       3.31         3.10         6.12        5.78(1)     4.60         .76        2.61
  Net income (fully diluted)..........       3.28         3.07         6.06        5.72(1)     4.52         .75        2.60
  Cash dividends paid.................       1.00          .92         1.88        1.64        1.51        1.48        1.42
  Shareholders' equity (period
     end).............................      42.49        37.77        39.70       36.39       30.80       27.03       27.30
Balance sheet (period end)
  Total assets........................    184,188      164,398      169,604     157,686     118,059     110,319     112,791
  Total loans, leases and factored
     accounts receivable, net of
     unearned income..................    110,923       95,678      103,371      92,007      72,714      69,108      70,891
  Total deposits......................    100,606       92,244      100,470      91,113      82,727      88,075      89,065
  Long-term debt and obligations under
     capital leases...................     10,716        7,660        8,488       8,352       3,066       2,876       2,766
  Common shareholders' equity.........     11,465       10,443       10,976       9,859       7,793       6,252       5,898
  Total shareholders' equity..........     11,504       10,473       11,011       9,979       7,814       6,518       6,283

         (DOLLARS IN MILLIONS, EXCEPT PER-SHARE INFORMATION AND RATIOS)

                                             SIX MONTHS ENDED
                                                 JUNE 30,                          YEAR ENDED DECEMBER 31,
                                             1995        1994        1994        1993        1992        1991        1990
Common shares outstanding at period end
  (in thousands)........................    269,812     276,517     276,452     270,905     252,990     231,246     216,071
Performance ratios
  Return on average assets..............        .99%(2)     1.07%(2)     1.02%      .97%(3)     1.00%       .17%        .52%
  Return on average common shareholders'
     equity (4).........................      16.36(2)    16.93(2)    16.10       15.00(3)    15.83        2.70        9.56
Risk-based capital ratios
  Tier 1................................       7.03        7.63        7.43        7.41        7.54        6.38        5.79
  Total.................................      10.90       11.57       11.47       11.73       11.52       10.30        9.58
Leverage capital ratio..................       5.65        6.38        6.18        6.00        6.16        5.07        4.83
Total equity to total assets............       6.25        6.37        6.49        6.33        6.62        5.91        5.57
Asset quality ratios
  Allowance for credit losses as a
     percentage of total loans, leases
     and factored accounts receivable,
     net of unearned income, outstanding
     (period end).......................       1.95%       2.30%       2.11%       2.36%       2.00%       2.32%       1.86%
  Allowance for credit losses as a
     percentage of nonperforming loans
     (period end).......................     239.09      234.48      273.07      193.38      103.11       81.82      100.46
  Net charge-offs as a percentage of
     average loans, leases and factored
     accounts receivable................        .31(2)      .33(2)      .33         .51        1.25        1.86         .88
  Nonperforming assets as a percentage
     of net loans, leases, factored
     accounts receivable and other real
     estate owned (period end)..........        .99        1.48        1.10        1.92        2.72        4.01        2.32

(1) Includes cumulative effect benefit of $200 million for the adoption of Statement of Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income Taxes." The effect on fully diluted earnings per share was $.77 for the year ended December 31, 1993. The effect on primary earnings per share was $.78 for the year ended December 31, 1993.
(2) Annualized.
(3) In 1993, return on average assets and return on average common shareholders' equity after the tax benefit from the impact of adopting SFAS 109 (Accounting for Income Taxes) were 1.12% and 17.33%, respectively.
(4) Average common shareholders' equity does not include the effect of market value adjustments to securities available for sale and marketable equity securities.
                                       10

                   SELECTED HISTORICAL FINANCIAL DATA OF ICBK
         (DOLLARS IN MILLIONS, EXCEPT PER-SHARE INFORMATION AND RATIOS)

                                                           SIX MONTHS ENDED
                                                               JUNE 30,                   YEAR ENDED DECEMBER 31,
                                                            1995       1994       1994     1993     1992     1991     1990
Income statement
  Income from earning assets.............................      40         31         67       57       56       56       65
  Interest expense.......................................      14          9         21       17       21       30       40
  Net interest income....................................      26         22         46       40       35       26       25
  Provision for credit losses............................       1         --         --        1        2        5        3
  Gains (losses) on sales of securities..................      --         (2)        (2)       2        2        4       --
  Noninterest income.....................................       9          7         15       13       11        9       11
  Noninterest expense....................................      21         19         39       38       36       29       30
  Income tax expense.....................................       5          3          7        6        2        1        1
  Net income.............................................       8          5         13       11(1)      8       5        3(2)
  Net income applicable to common shareholders...........       8          5         13       11(1)      8       5        3(2)
Per common share
  Net income (primary)...................................    1.16        .78       1.82     1.60(1)   1.11     .69      .39(2)
  Net income (fully diluted).............................    1.15        .78       1.82     1.58(1)   1.10     .69      .39(2)
  Cash dividends declared................................     .18        .16        .34      .26      .20      .20      .20
  Shareholders' equity (period end)......................   14.70      12.40      12.98    11.96    10.59     9.64     9.13
Balance sheet (period end)
  Total assets...........................................   1,142      1,126      1,156    1,137      964      825      728
  Total loans, net of unearned discount..................     688        565        664      510      437      447      460
  Total deposits.........................................     952        961        956      947      862      732      632
  Long-term debt.........................................      --          1         --        1        2        2        2
  Common shareholders' equity............................     102         84         89       81       71       64       61
  Total shareholders' equity.............................     102         84         90       81       71       65       61
Common shares outstanding at period end (in thousands)...   6,926      6,769      6,896    6,760    6,683    6,665    6,661
Performance ratios
  Return on average assets...............................    1.47        .99       1.15     1.11      .84      .62      .34
  Return on average common shareholders' equity..........   17.58      13.26      15.13    14.40    11.10     7.33     4.35
Risk-based capital ratios
  Tier 1.................................................   12.80      12.33      12.09    12.85    13.86    12.28    12.22
  Total..................................................   14.10      13.63      13.40    14.16    15.19    13.85    13.80
Leverage capital ratio...................................    8.26       7.22       7.87     7.08     6.99     8.11     8.39
Total equity to total assets.............................    8.94       7.48       7.77     7.14     7.38     7.83     8.40
Asset quality ratios
  Allowance for credit losses as a percentage of total
     loans, net of unearned discount (period end)........    1.73       1.72       1.77     1.87     2.13     2.08     2.20
  Allowance for credit losses as a percentage of
     nonperforming loans (period end)....................  179.02     258.09     159.37   386.25    78.43    52.94    52.41
  Net charge-offs (recoveries) as a percentage of average
     loans, net of unearned discount.....................     .18(3)     .01(3)    (.04)     .17      .53     1.49     1.26
  Nonperforming assets as a percentage of loans, net of
     unearned discount, and other real estate owned
     (period end)........................................    1.37       1.30       1.62     1.33     4.87     6.07     6.62

(1) Includes cumulative effect of $1.1 million for the adoption of SFAS No. 109 "Accounting for Income Taxes." The effect on both primary and fully diluted earnings per share for the year ended December 31, 1993 was $.16.
(2) Includes the effect of an extraordinary item-tax benefit from the utilization of a net operating loss carryforward of $.6 million.
(3) Annualized.
                                       11

                       SELECTED PRO FORMA FINANCIAL DATA
         (DOLLARS IN MILLIONS, EXCEPT PER-SHARE INFORMATION AND RATIOS)

                                                    AT OR FOR THE SIX MONTHS                     AT OR FOR THE YEAR
                                                      ENDED JUNE 30, 1995                     ENDED DECEMBER 31, 1994
                                                    HISTORICAL           PRO FORMA            HISTORICAL            PRO FORMA
                                              NATIONSBANK      ICBK      COMBINED      NATIONSBANK       ICBK       COMBINED
Income statement
  Income from earning assets..............         6,461          40        6,501          10,529            67       10,598
  Interest expense........................         3,818          14        3,832           5,318            21        5,339
  Net interest income.....................         2,643          26        2,669           5,211            46        5,259
  Provisions for credit losses............           140           1          141             310            --          310
  Gains (losses) on sales of securities...             5          --            5             (13)           (2)         (15 )
  Noninterest income......................         1,456           9        1,465           2,597            15        2,612
  Noninterest expense.....................         2,579          21        2,602           4,930            39        4,973
  Income before income taxes..............         1,385          13        1,396           2,555            20        2,573
  Income tax expense......................           475           5          480             865             7          873
  Net income..............................           910           8          916           1,690            13        1,700
  Net income applicable to common
     shareholders.........................           906           8          912           1,680            13        1,690
Per common share
  Net income (primary)....................          3.31        1.16         3.28            6.12          1.82         6.07
  Net income (fully diluted)..............          3.28        1.15         3.25            6.06          1.82         6.01
  Cash dividends declared (2).............          1.00         .18         1.00            1.88           .34         1.88
  Shareholders' equity (period end).......         42.49       14.70        42.65           39.70         12.98        39.90
Balance sheet (period end)
  Total assets............................       184,188       1,142      185,433         169,604         1,156      170,875
  Total loans, leases and factored
     accounts receivable, net of
     unearned income......................       110,923         688      111,611         103,371           664      104,035
  Total deposits..........................       100,606         952      101,558         100,470           956      101,426
  Long-term debt and obligations under
     capital leases.......................        10,716           0       10,716           8,488            --        8,488
  Common shareholders' equity.............        11,465         102       11,671          10,976            89       11,181
  Total shareholders' equity..............        11,504         102       11,709          11,011            90       11,216
Common shares outstanding at period end
  (in thousands)..........................       269,812       6,926      273,637         276,452         6,896      280,260
Performance ratios
  Return on average assets................           .99(3)     1.47(3)       .98            1.02          1.15         1.01
  Return on average common shareholders'
     equity (4)...........................         16.36(3)    17.58(3)     15.93           16.10         15.13        15.80
Risk-based capital ratios
  Tier 1..................................          7.03       12.80         7.05            7.43         12.09         7.45
  Total...................................         10.90       14.10        10.91           11.47         13.40        11.47
Leverage capital ratio....................          5.65        8.26         5.67            6.18          7.87         6.18
Total equity to total assets..............          6.25        8.94         6.31            6.49          7.77         6.56

              (DOLLARS IN MILLIONS, EXCEPT PER-SHARE INFORMATION)

                                                      AT OR FOR THE SIX MONTHS                    AT OR FOR THE YEAR
                                                        ENDED JUNE 30, 1995                    ENDED DECEMBER 31, 1994
                                                      HISTORICAL           PRO FORMA           HISTORICAL           PRO FORMA
                                                NATIONSBANK      ICBK      COMBINED      NATIONSBANK      ICBK      COMBINED
Asset quality ratios
  Allowance for credit losses as a
     percentage of total loans, leases and
     factored accounts receivable, net of
     unearned income, outstanding (period
     end)...................................          1.95        1.73         1.95            2.11        1.77         2.11
  Allowance for credit losses as a
     percentage of nonperforming loans
     (period end)...........................        239.09      179.02       239.65          273.07      159.37       272.03
  Net charge-offs (recoveries) as a
     percentage of average loans, leases and
     factored accounts receivable...........           .31(3)      .18(3)       .15 (3)         .33        (.04)         .33
  Nonperforming assets as a percentage of
     net loans, leases, factored accounts
     receivable and other real estate owned
     (period end)...........................           .99        1.37          .99            1.10        1.62         1.10

(1) The pro forma adjustments included in the selected pro forma financial data include investment securities mark to market adjustments and estimated goodwill amortization, which served to reduce net income by approximately $2 million and approximately $3 million for the six months ended June 30, 1995 and the year ended December 31, 1994, respectively. Actual pro forma adjustments, which may include adjustments to additional assets and liabilities, will be made on the basis of evaluations as of the Effective Time and, therefore, will differ from those reflected in the selected pro forma financial data.
(2) Pro forma combined dividends per common share represent the historical dividends per common share paid by NationsBank.
(3) Annualized.
(4) Average common shareholders' equity does not include the effect of market value adjustments to securities available for sale and marketable equity securities.
                                       13

                  THE SPECIAL MEETING OF SHAREHOLDERS OF ICBK
GENERAL

     This Proxy Statement-Prospectus is first being mailed to the holders of ICBK Common Stock and ICBK Series A Preferred Stock on or about October 11, 1995, and is accompanied by the notice of Special Meeting and a form of proxy that is solicited by the Board of Directors of ICBK for use at the Special Meeting of Shareholders of ICBK to be held on November 17, 1995, at 10:00 a.m., local time, at the Hyatt Regency Miami, 400 Southeast Second Avenue, Miami, Florida and at any adjournments or postponements thereof. The purpose of the Special Meeting is to take action with respect to the approval of the Agreement and the transactions contemplated thereby.

     At the Special Meeting, representatives of Arthur Andersen LLP, principal accountants of ICBK, are expected to be present, will have the opportunity to make a statement if they desire to do so, and are expected to be available to respond to appropriate questions.
PROXIES
     A shareholder of ICBK may use the accompanying proxy if such shareholder is unable to attend the Special Meeting in person or wishes to have his or her shares voted by proxy even if such shareholder does attend the meeting. A shareholder may revoke any proxy given pursuant to this solicitation by delivering to the Corporate Secretary of ICBK, prior to or at the Special Meeting, a written notice revoking the proxy or a duly executed proxy relating to the same shares bearing a later date, or by voting in person at the Special Meeting. All written notices of revocation and other communications with respect to the revocation of ICBK proxies should be addressed to ICBK, 200 Southeast First Street, Miami, Florida 33131 Attention: Corporate Secretary. For such notice of revocation or later proxy to be valid, however, it must actually be received by ICBK prior to the vote of the shareholders. All shares represented by valid proxies received pursuant to this solicitation, and not revoked before they are exercised, will be voted in the manner specified therein. If no specification is made, the proxies will be voted in favor of approval of the Agreement. The Board of Directors of ICBK is unaware of any other matters that may be presented for action at the Special Meeting. If other matters do properly come before the Special Meeting, however, it is intended that shares represented by proxies in the accompanying form will be voted or not voted by the persons named in the proxies in their discretion.
SOLICITATION OF PROXIES
     Solicitation of proxies may be made in person, by mail, telephone or facsimile, by directors, officers and employees of ICBK, who will not be specially compensated for such solicitation. Nominees, fiduciaries and other custodians will be requested to forward solicitation materials to beneficial owners and secure their voting instructions, if necessary, and will be reimbursed for the expenses incurred in sending proxy materials to beneficial owners. All costs of solicitation of proxies from ICBK shareholders will be borne by ICBK.
RECORD DATE AND VOTING RIGHTS
     The Board of Directors of ICBK has fixed September 25, 1995 as the record date for the determination of shareholders of ICBK entitled to receive notice of and to vote at the Special Meeting. At the close of business on the Record Date, there were outstanding 7,016,755 shares of ICBK Common Stock held of record by approximately 1,900 holders of record and 350,000 shares of ICBK Preferred Stock held of record by one shareholder. Each share of ICBK Common Stock and ICBK Series A Preferred Stock outstanding on the Record Date is entitled to one vote as to (i) the approval of the Agreement and the transactions contemplated thereby and (ii) any other proposal that may properly come before the Special Meeting.
     Under the terms of the NBA, approval of the Agreement will require the affirmative vote of the holders of two-thirds of the outstanding shares of ICBK Common Stock and the ICBK Series A Preferrred Stock, each voting separately as a class. As of the Record Date, the directors and executive officers of ICBK and their affiliates beneficially owned an aggregate of 2,269,496 shares, or 31%, of ICBK Common Stock and no shares of ICBK Series A Preferred Stock. Certain persons (four of whom are directors and are included with the numbers above) owning an aggregate of 2,666,943 shares, or 36%, of the ICBK Common Stock have entered into separate agreements with NationsBank providing generally that such persons will vote all shares of ICBK Common Stock held by them in favor of the Agreement. See "THE MERGER -- Interests of Certain Persons in the Merger."
     BECAUSE APPROVAL OF THE AGREEMENT REQUIRES THE AFFIRMATIVE VOTE OF THE HOLDERS OF TWO-THIRDS OF THE OUTSTANDING SHARES OF ICBK COMMON STOCK AND ICBK SERIES A PREFERRED STOCK, EACH VOTING SEPARATELY AS A CLASS, ABSTENTIONS AND BROKER NON-
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VOTES WILL HAVE THE SAME EFFECT AS NEGATIVE VOTES. ACCORDINGLY, THE BOARD OF
DIRECTORS OF ICBK URGES ITS SHAREHOLDERS TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED, POSTAGE-PAID ENVELOPE.
RECOMMENDATION OF ICBK BOARD
     The Board of Directors of ICBK has approved the Agreement and the transactions contemplated thereby, believes that the Merger is in the best interests of ICBK and its shareholders and recommends that the shareholders of ICBK vote "FOR" approval of the Agreement. See "THE ICBK MERGER -- Background of and Reasons for the ICBK Merger."
                                   THE MERGER
     THE FOLLOWING SUMMARY OF CERTAIN TERMS AND PROVISIONS OF THE AGREEMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE AGREEMENT, WHICH IS INCORPORATED HEREIN BY REFERENCE AND, WITH THE EXCEPTION OF THE EXHIBITS THERETO, IS INCLUDED AS APPENDIX A TO THIS PROXY STATEMENT-PROSPECTUS.
DESCRIPTION OF THE MERGER
     At the Effective Time, ICBK will be merged with and into New Bank, which will be the surviving entity. The Articles of Incorporation and Bylaws of New Bank in effect at the Effective Time will continue to govern New Bank until amended or repealed in accordance with applicable law. The Merger is subject to the approvals of the Federal Reserve Board, the Comptroller and the State Authority. See "THE MERGER -- Bank Regulatory Matters."

     At the Effective Time, each share of ICBK Common Stock outstanding immediately prior to the Effective Time (other than shares as to which dissenters' rights have been perfected) will be converted automatically into the right to receive shares of NationsBank Common Stock at the Exchange Ratio. The Exchange Ratio will be that number calculated as $30 divided by the average closing price of one share of NationsBank Common Stock on the NYSE Composite Transactions List computed for the ten-trading-day period ending five business days prior to the closing of the Merger. Assuming an Exchange Ratio equal to $30 divided by the $53 5/8 per share closing price of NationsBank Common Stock on June 30, 1995, each share of ICBK Common Stock would be converted into approximately .5594 shares of NationsBank Common Stock. The number of shares of NationsBank Common Stock to be issued in the Merger will change if the average per share price of NationsBank Common Stock (calculated as described above) changes. There is no provision in the Agreement permitting it to be terminated by either party, and ICBK will not resolicit proxies from its shareholders for the Special Meeting, if such a change is material. See " -- Modification, Waiver and Termination."

     No fractional shares of NationsBank Common Stock will be issued in the Merger. Instead, each holder of shares of ICBK Common Stock who would otherwise have been entitled to receive a fraction of a share of NationsBank Common Stock (after taking into account all certificates delivered by such holder) will receive, in lieu thereof, cash (without interest) in an amount equal to such fraction of a share of NationsBank Common Stock multiplied by the Agreed Value (as defined below) per share of NationsBank Common Stock at the Effective Time. The Agreed Value of one share of NationsBank Common Stock at the Effective Time is defined by the Agreement as the average closing price of one share of NationsBank Common Stock on the NYSE Composite Transactions List (as reported by THE WALL STREET JOURNAL or, if not reported thereby, by any other authoritative source) computed for the ten-trading-day period ending five business days prior to the closing of the Merger. No such holder will be entitled to dividends, voting rights or any other rights as a shareholder in respect of any fractional shares. See "THE MERGER -- Exchange of Certificates." Pursuant to the Agreement, each outstanding share of ICBK Series A Preferred Stock will be redeemed for cash, at $1.00 per share, immediately prior to the Effective Time of the Merger.
     The shares of NationsBank Common Stock outstanding immediately prior to the Merger will continue to be outstanding after the Effective Time.
EFFECTIVE TIME OF THE MERGER
     Unless otherwise agreed by NationsBank and ICBK, the Effective Time is expected to occur on or promptly after the first business day following the last to occur of (i) the date that is 30 days after the date of the order of the Federal Reserve Board approving the Merger pursuant to the BHCA or 30 days after the date of the order of the Comptroller approving the Merger pursuant to the Bank Merger Act, as applicable, (ii) the effective date of the last order, approval or exemption of any other Federal or state regulatory agency approving or exempting the Merger if such action is required, (iii) the day of expiration of all required waiting periods after the filing of all notices to all Federal or state regulatory agencies for consummation
                                       15
of the Merger, and (iv) the date on which the ICBK shareholders approve the Agreement and shall be a date and time specified in a Certification of Merger to be issued by the Comptroller. If approved by the ICBK shareholders and applicable regulatory authorities, the parties currently expect the Effective Time of the Merger to occur on or before December 31, 1995, although there can be no assurance as to whether or when the Merger will occur.
EXCHANGE OF CERTIFICATES
     Before or as soon as practicable after the Effective Time, Chemical Bank (the "Exchange Agent") will mail to each holder of ICBK Common Stock of record as of the Effective Time a letter of transmittal and related forms (the "Letter of Transmittal") for use in forwarding stock certificates previously representing ICBK Common Stock for surrender and exchange for certificates representing NationsBank Common Stock.
     ICBK SHAREHOLDERS SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE THE LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT.
     Upon surrender to the Exchange Agent of one or more certificates for shares of ICBK Common Stock, together with a properly completed Letter of Transmittal, there will be issued and mailed to the holder thereof a certificate or certificates representing the aggregate number of whole shares of NationsBank Common Stock to which such holder is entitled, together with all declared but unpaid dividends in respect of such shares and, where applicable, a check for the amount (without interest) representing any fractional shares. A certificate for shares of NationsBank Common Stock, or any check representing cash in lieu of fractional shares or declared but unpaid dividends, may be issued in a name other than the name in which the surrendered certificate is registered only if
(i) the certificate surrendered is properly endorsed, accompanied by a guaranteed signature if required by the Letter of Transmittal and otherwise in proper form for transfer, and (ii) the person requesting the issuance of such certificate either pays to the Exchange Agent any transfer or other taxes required by reason of the issuance of a certificate for such shares in a name other than the registered holder of the certificate surrendered or establishes to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable. The Exchange Agent will issue stock certificates evidencing NationsBank Common Stock in exchange for lost, stolen, mutilated or destroyed certificates of ICBK Common Stock only upon receipt of a lost stock affidavit and a bond indemnifying NationsBank against any claim arising out of the allegedly lost, stolen, mutilated or destroyed certificate. In no event will the Exchange Agent, NationsBank or ICBK be liable to any persons for any NationsBank Common Stock or dividends thereon or cash delivered in good faith to a public official pursuant to any applicable abandoned property, escheat or similar law.
     On and after the Effective Time and until surrender of certificates of ICBK Common Stock to the Exchange Agent, each certificate that represented outstanding ICBK Common Stock immediately prior to the Effective Time will be deemed to evidence ownership of the number of whole shares of NationsBank Common Stock into which such shares have been converted, and the holders thereof shall be entitled to vote at any meeting of NationsBank shareholders. No shareholder will, however, receive dividends or other distributions on such NationsBank Common Stock until the certificates representing ICBK Common Stock are surrendered. Upon surrender of ICBK Common Stock certificates, ICBK shareholders will be paid any dividends or other distributions on NationsBank Common Stock that are payable to holders as of any record date on or following the Effective Time. No interest will be payable with respect to withheld dividends or other distributions.
BACKGROUND OF AND REASONS FOR THE MERGER
     NATIONSBANK. The strategy of the NationsBank Board of Directors for building long-term value for NationsBank shareholders includes, in part, having a significant market share in each of the markets its Banks serve. Pursuant to this strategy, management of NationsBank continually explores and evaluates acquisition opportunities, both in the banking and non-banking areas. Consistent with this strategy, after being approached by ICBK in May 1995, NationsBank conducted discussions and negotiated an agreement with ICBK during May and June 1995. On June 26, 1995, NationsBank entered into the Agreement with ICBK, subject to the approval of the NationsBank Board of Directors. On June 28, 1995, the Board of Directors of NationsBank approved the proposed Merger and the issuance of NationsBank Common Stock in connection therewith.
     The NationsBank Board of Directors considered several factors in arriving at its decision to approve the acquisition of ICBK. It did not assign any relative or specific weights to the factors considered. Such factors included, without limitation, the following:
     (i) The Merger will improve NationsBank's deposit market share in the Miami market, the largest deposit market in Florida and the seventeenth largest deposit market in the United States, moving NationsBank from fourth place to third place
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
in Dade County, Florida. In addition, greater Miami is a culturally diverse market and a significant trade gateway in the Americas. Miami is one of the primary ports of entry for Latin American manufactured goods into the United States, and approximately 29% of all United States trade with Latin America and the Caribbean is conducted through Miami.
     (ii) The Merger will maximize the consolidated resources of NationsBank and ICBK and, therefore, enhance the financial performance of each institution. Customers of ICBK will have available to them a significantly broader range of products and services, including, without limitation, corporate and personal trust services, a broader range of international banking services, document safekeeping services, investment management products, bank card products, and securities brokerage services.
     (iii) At the Exchange Ratio, the Merger will not significantly dilute the earnings of the shareholders of NationsBank.
     ICBK. Over the last several years, ICBK has enjoyed consistent growth in assets, deposits and earnings in a very competitive banking environment. This growth has been achieved through ICBK's focus on small and medium-sized businesses and high net worth individuals located in South Florida as well as acquisitions of other local financial institutions. Since 1992, ICBK has acquired all or part of seven local banks. This strategy has been successful, but management believes that future growth is likely to be achieved at a slower rate than heretofore experienced.
     In recent years, management of ICBK began to have concerns about the impact of the changes in the banking industry on the future operations of ICBK. These include the recently enacted interstate banking legislation, the continuing consolidation of banks and the cost of technology involved in the future delivery of banking services. Also, over the past several years, the banking industry in general has experienced disintermediation as many customers moved their deposit accounts to mutual funds, money market funds and other potentially higher-yielding investment alternatives.
     Although ICBK's current earnings and growth continue to be satisfactory, management determined that it was in the best interest of its shareholders, given all of the factors cited above, to engage in discussions with potential purchasers. Between December 1994 and June 1995, management held discussions with, and provided detailed financial information to, four financial institutions, in addition to NationsBank, regarding the possible acquisition of ICBK. However, none of these discussions resulted in an offer or written indication of interest except from NationsBank. In the negotiations with other institutions, the purchase prices discussed for ICBK were substantially lower than the price offered by NationsBank.
     In May 1995, ICBK contacted management of NationsBank to discuss a possible acquisition and delivered detailed financial and other information to NationsBank. Following the submission of this information, the parties conducted negotiations over a period of several weeks. These negotiations were conducted by William H. Allen, Jr., Chairman of ICBK, William L. Morrison, President of ICBK, and Michael Weintraub, a principal shareholder of ICBK. See " -- Interests of Certain Persons in the Merger." On June 9, 1995, NationsBank submitted a letter to ICBK in which it proposed to issue NationsBank Common Stock to purchase ICBK at an exchange ratio which valued ICBK Common Stock at $30 per share. Based on this letter, management of ICBK requested NationsBank to submit a definitive agreement which would include all of the terms proposed by NationsBank. A draft of the Agreement was received on June 20, 1995. On June 21, 1995, ICBK engaged Robinson-Humphrey to assist ICBK in its consideration of the proposal from NationsBank. ICBK also engaged special legal counsel to assist ICBK in connection with this transaction.
     After further negotiations with ICBK's counsel and management, NationsBank submitted a revised draft of the Agreement to ICBK on June 23, 1995. This draft was circulated to the directors of ICBK at a meeting held on June 23, 1995. At this meeting, the directors reviewed the terms of the Agreement. They also discussed the feasibility of remaining independent as well as the reasons for pursuing a transaction with NationsBank. At this meeting, representatives of Robinson-Humphrey made a detailed presentation and distributed materials to the directors relating to the current banking market, future trends, the current value and future prospects of ICBK and NationsBank, and the value of the Merger. They also discussed factors which in their opinion would create competitive pressure and limit growth for ICBK in the future. These include ICBK's flat yield curve, decreasing interest rates and a very competitive loan pricing environment. Robinson-Humphrey also predicted a strong move in the banking industry away from personal service relationships and toward banks that could provide a multitude of diversified services and products. They stated that the current merger and acquisition environment favored sellers, so that this would be an opportune time to enter into a sales transaction. They also presented a preliminary analysis of comparable bank transactions in the State of Florida and elsewhere. Based on a variety of ratios, including book value, tangible book value, earnings and assets, they noted that in most categories the price offered by NationsBank for ICBK was well above the median price range in comparable transactions. See "THE MERGER -- Opinion of ICBK's Financial Advisor."
     The Board of Directors held a second meeting on June 25, 1995 to consider the NationsBank offer. An updated draft of the Agreement was distributed at this meeting. The directors again reviewed the terms of the Agreement. Robinson-
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
Humphrey reviewed its June 23 presentation regarding the value of ICBK and the NationsBank offer and responded to directors' questions with respect to the materials distributed at the June 23 meeting.
     On June 26, 1995, the Board of Directors again met to consider the proposed transaction with NationsBank. A new draft of the Agreement was distributed and reviewed. Robinson-Humphrey made a presentation to the directors regarding its opinion that the terms of the Merger are fair to the shareholders of ICBK from a financial point of view. Copies of Robinson-Humphrey's fairness opinion (Appendix B to this Prospectus-Proxy Statement) were distributed and reviewed. At the meeting, the Board approved resolutions adopting the Agreement.
     The ICBK Board of Directors believes that the Merger is fair to, and in the best interests of, ICBK and all of its shareholders. Accordingly, the ICBK Board of Directors unanimously adopted and approved the Agreement. Two directors were absent from the meeting.
     In reaching its determination that the Merger is fair to, and in the best interests of, ICBK and its shareholders, the ICBK Board of Directors considered a number of factors both from a short-term and long-term perspective, including, without limitation, the following:
     (i) the ICBK Board of Directors' familiarity with and review of ICBK's business, operations, financial condition, earnings and prospects;
     (ii) the current and prospective economic and competitive environment and regulatory constraints facing financial institutions and particularly ICBK;
     (iii) ICBK's ability to generate an acceptable return on equity without taking undue risk;
     (iv) the ICBK Board of Directors' review, based in part on presentations by ICBK's management, of management's negotiations with, and the prospects of, other potential purchasers;
     (v) the opinion of Robinson-Humphrey that a business combination with, and the acquisition proposed by, NationsBank on the terms set forth in the Agreement were fair to ICBK's shareholders from a financial point of view;
     (vi) the ICBK Board of Directors' review of the alternative of continuing to remain independent, including without limitation, the range of possible values to ICBK's shareholders that could potentially be obtained as an independent entity given possible levels of future earnings and the risks of remaining independent in an increasingly competitive market;
     (vii) the ICBK Board of Directors' belief that the terms of the Agreement are attractive in that it allows ICBK shareholders to become shareholders in NationsBank, which, as of March 31, 1995, in terms of asset size, was the fourth largest bank holding company in the United States;
     (viii) the expectation that the Merger will be a tax-free reorganization for Federal income tax purposes;
     (ix) the effect of the Merger on the customers and employees of ICBK; and
     (x) the terms and conditions of the Agreement and the other documents executed in connection with the Merger.
     In view of the variety of factors considered in connection with its evaluation of the Merger, the ICBK Board of Directors did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determination.
     THE ICBK BOARD OF DIRECTORS RECOMMENDS THAT THE ICBK SHAREHOLDERS VOTE "FOR" THE APPROVAL OF THE AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY. OPINION OF ICBK'S FINANCIAL ADVISOR
     Robinson-Humphrey was engaged by ICBK to advise ICBK's Board of Directors as to the fairness, from a financial point of view, of the terms of the Merger to the shareholders of ICBK. As part of its investment banking business, Robinson-Humphrey engages in the review of the fairness of bank acquisition transactions from a financial perspective and in the valuation of banks and other businesses and their securities in connection with mergers, acquisitions and other transactions. Neither Robinson-Humphrey nor any of its affiliates has a material financial interest in ICBK or NationsBank. Robinson-Humphrey was selected to advise ICBK's Board of Directors based upon its familiarity with ICBK and its knowledge of the banking industry as a whole. No instructions were given or limitations imposed by the ICBK Board of Directors upon Robinson-Humphrey regarding the scope of its investigations or the procedures it followed in rendering its opinion. Robinson-Humphrey was not engaged specifically to evaluate NationsBank Common Stock as an investment. However, as part of its
                                       18
analysis of the Merger price, Robinson-Humphrey reviewed financial information relating to NationsBank and assisted the ICBK Board of Directors in its analysis of such information.
     Robinson-Humphrey has rendered its opinion (the "Fairness Opinion") to the Board of Directors of ICBK that, from a financial point of view, the terms of the Merger as provided in the Agreement are fair to the shareholders of ICBK. A COPY OF THE FAIRNESS OPINION, WHICH HAS BEEN UPDATED TO SEPTEMBER 29, 1995 AND WHICH SETS FORTH CERTAIN ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED AS APPENDIX B TO THIS PROXY STATEMENT-PROSPECTUS AND SHOULD BE READ IN ITS ENTIRETY. THE SUMMARY OF THE FAIRNESS OPINION SET FORTH HEREIN IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE TEXT OF THE FAIRNESS OPINION.
     In arriving at its Fairness Opinion, Robinson-Humphrey performed certain valuation analyses described below and discussed the range of values for ICBK resulting from such analyses with the ICBK Board of Directors. Robinson-Humphrey also reviewed certain publicly available business and financial information relating to ICBK and NationsBank. Robinson-Humphrey met with ICBK's management to discuss the business and prospects of ICBK. Robinson-Humphrey also considered certain financial and stock market data of ICBK and NationsBank, compared that data with similar data for certain other publicly held banks and bank holding companies, including institutions based in Florida, and considered the financial terms of certain other recent comparable bank acquisition transactions as further discussed below. Robinson-Humphrey also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria that it deemed relevant. In connection with its review, Robinson-Humphrey did not independently verify the foregoing information and relied on such information as being complete and accurate in all material respects. Financial forecasts prepared by ICBK management and submitted to Robinson-Humphrey were based on assumptions believed by Robinson-Humphrey to be reasonable and to reflect currently available information, but Robinson-Humphrey did not independently verify such information. Robinson-Humphrey did not make an independent evaluation or appraisal of the assets of ICBK or NationsBank.
     The summary set forth below does not purport to be a complete description of the analyses performed by Robinson-Humphrey in this regard. The preparation of a Fairness Opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Accordingly, notwithstanding the separate factors summarized below, Robinson-Humphrey believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion. In performing its analyses, Robinson-Humphrey made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of ICBK or NationsBank. The analyses performed by Robinson-Humphrey are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. No company or transaction considered as a comparison in the analyses is identical to ICBK, NationsBank or the Merger. Accordingly, an analysis of the results of such comparisons is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of companies and other factors that could affect the public trading value of the companies involved in such comparisons. In addition, the analyses do not purport to be appraisals or reflect the process by which or the prices at which businesses actually may be sold or the prices at which any securities may trade at the present time or at any time in the future.
     In connection with its opinion on the Merger and the presentation of that opinion to ICBK's Board of Directors, Robinson-Humphrey performed two valuation analyses with respect to ICBK: (i) an analysis of comparable prices and terms of recent transactions involving banks buying banks; and (ii) a discounted cash flow analysis. Each of these methodologies is discussed briefly below.
          COMPARABLE TRANSACTION ANALYSIS. Robinson-Humphrey performed two analyses of premiums paid for selected banks with comparable characteristics to ICBK. Comparable transactions were considered to be (i) transactions since January 1, 1994, where the seller was a bank located in Florida, and (ii) all transactions since January 1, 1994, where the seller was a bank with total assets between $500 million and $2.5 billion.
          Based on the first of the foregoing transactions, banks buying banks in Florida since January 1, 1994, the analysis yielded a range of prices in comparable transactions, stated as a multiple of book value, of 1.00 times to 2.82 times, with a mean of 1.90 times and a median of 1.90 times. These compare to a purchase price in the Merger of approximately 2.18 times ICBK's book value as of March 31, 1995.
                                       19

          The analysis yielded a range of prices in comparable transactions, stated as a multiple of tangible book value, ranging from 1.00 times to
     2.82 times, with a mean of 1.91 times and a median of 1.86 times. These compare to a purchase price in the Merger which equals approximately 2.71 times ICBK's tangible book value at March 31, 1995.
          The analysis yielded a range of prices in comparable transactions, stated as a multiple of trailing 12 month earnings per share. These values ranged from 9.32 times to 33.77 times, with a mean of 19.27 times and a median of 18.24 times. These compare to a purchase price in the Merger which equals 15.38 times ICBK's trailing 12 months earnings as of March 31, 1995.
          The analysis yielded a range of prices stated as a percent of total assets. These prices ranged from 6.16 percent to 24.14 percent, with a mean of 14.44 percent and a median of 14.18 percent. These compare to a purchase price in the Merger which equals 17.75 percent of ICBK's total assets as of March 31, 1995.
          Based on transactions since January 1, 1994 where the seller was a bank with total assets between $500 million and $2.5 billion, the analysis yielded a range of transaction prices, stated as a multiple of book value, of 1.13 times to 2.71 times, with a mean of 2.00 times and a median of 1.95 times. These compare to a purchase price for ICBK of approximately 2.18 times ICBK's book value as of March 31, 1995.
          The analysis yielded a range of prices stated as a multiple of tangible book value for the comparable transactions ranging from 1.28 times to 2.75 times, with a mean of 2.13 times and a median of 2.19 times. These compare to a purchase price in the Merger which equals approximately 2.71 times ICBK's tangible book value at March 31, 1995.
          The analysis yielded a range of transaction prices stated as a multiple of trailing 12 month earnings per share. These prices ranged from
     10.29 times to 67.00 times, with a mean of 19.13 times and a median of
     16.44 times. These compare to a purchase price in the Merger which equals
     15.38 times the trailing 12 month earnings per share of ICBK as of March 31, 1995.
          The analysis yielded a range of transaction prices stated as a percentage of total assets. These values ranged from 7.34% to 25.13%, with a mean of 16.24% and a median of 16.44%. These compare to a purchase price in the Merger which equals 17.75 percent of ICBK's total assets as of March 31, 1995.
          DISCOUNTED CASH FLOW ANALYSIS. Using discounted cash flow analysis, Robinson-Humphrey estimated the present value of the future stream of after-tax cash flows that ICBK could produce through 1999, under various circumstances, assuming that ICBK performed in accordance with the earnings/return projections of management at the time that ICBK entered into acquisition discussions in June 1995. Robinson-Humphrey estimated the terminal value for ICBK at the end of the period by applying multiples of earnings ranging from 10.0 to 12.0 times and then discounting the cash flow streams, dividends paid to shareholders and terminal value using differing discount rates (ranging from 8.0% to 10.0%) chosen to reflect different assumptions regarding the required rates of return of ICBK and the inherent risk surrounding the underlying projections. This discounted cash flow analysis indicated a valuation range of $168.1 million to $202.2 million, or $23.04 to $27.72 per share, for ICBK.
     Based on the results of these and other analyses, Robinson-Humphrey concluded that, from a financial point of view, the terms of the Merger as provided in the Agreement are fair to the shareholders of ICBK. The Fairness Opinion is directed only to the question of the fairness of the consideration from a financial perspective and does not constitute a recommendation to any ICBK shareholder to vote in favor of approving the Agreement. Robinson-Humphrey has received a fairness opinion fee of $250,000 and will receive an additional fee of $250,000 payable when and if the Merger is completed. ICBK has also agreed to reimburse Robinson-Humphrey for its reasonable expenses, including accounting and legal fees. In addition, ICBK has agreed to indemnify Robinson-Humphrey and its directors, officers and employees from certain liabilities in connection with the Merger.
EFFECT ON OPTIONS
     Options to purchase an aggregate of 587,120 shares of ICBK Common Stock were outstanding as of the Record Date. To the extent that shares of ICBK Common Stock are issued pursuant to the exercise of such options in accordance with their terms prior to the Effective Time, they will be converted into shares of NationsBank Common Stock in the same manner as other shares of ICBK Common Stock. At the Effective Time, each option to purchase shares of ICBK Common Stock that has not expired and remains outstanding at the Effective Time shall be converted into and become rights with respect to NationsBank Common Stock, and NationsBank shall assume each such option, in accordance with the terms of the stock option plan under which it was issued and the stock option agreement by which it is evidenced. From and after the Effective
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
Time, (i) each option to purchase ICBK Common Stock assumed by NationsBank may be exercised solely for shares of NationsBank Common Stock, (ii) the number of shares of NationsBank Common Stock subject to each such option will be equal to the number of shares of ICBK Common Stock subject to such option immediately prior to the Effective Time multiplied by the Exchange Ratio, with cash having been paid in lieu of any resulting fraction of a share of NationsBank Common Stock, and (iii) the per share exercise price under each such option will be adjusted by dividing the per share exercise price by the Exchange Ratio and rounding down to the nearest cent.
CONDITIONS TO THE MERGER
     The Merger will occur only if the Agreement is approved by the requisite vote of the shareholders of ICBK. Consummation of the Merger is subject to the satisfaction of certain other conditions, unless waived, to the extent legally permitted. Such conditions include (i) the receipt of all required governmental orders, permits, approvals or qualifications, provided that such approvals shall not have imposed any condition or requirement that in the judgment of NationsBank would restrict it or its subsidiaries or any of its affiliates in its respective operations and business activities subsequent to the Effective Time; (ii) the continuing effectiveness under the Securities Act of the Registration Statement for the NationsBank Common Stock issuable to holders of ICBK Common Stock upon consummation of the Merger; (iii) the absence of any active litigation which seeks any order, decree or injunction of a court or agency of competent jurisdiction to enjoin or prohibit the consummation of the Merger; (iv) the absence of a material adverse change in the various representations and warranties made by either party in the Agreement regarding assets, business, operations, employees, revenues, income, condition (financial or otherwise), liabilities, net worth, or results of operations, unless waived by the other party; (v) the performance by each party of its various obligations under the Agreement, unless waived by the other party; (vi) the completion of the Redemption by ICBK; (vii) the receipt by NationsBank of an opinion of counsel to ICBK, in form satisfactory to NationsBank, as to the validity of the approvals of the Merger by the directors and shareholders of ICBK; and (viii) the receipt of authorization to list on the NYSE, upon official notice of issuance, the NationsBank Common Stock to be issued in the Merger.
     In addition, unless waived, each party's obligation to effect the Merger is subject to the performance by the other party of its obligations under the Agreement and the receipt of certain closing certificates and opinions from the other party. No assurances can be provided as to when or if all of the conditions precedent to the Merger can or will be satisfied or waived by the party permitted to do so.
CONDUCT OF BUSINESS PRIOR TO THE MERGER
     In the Agreement, ICBK has agreed, except as otherwise contemplated by the Agreement, to conduct its business only in the usual, regular and ordinary course consistent with past practice and to use its best efforts to preserve its business organization, employees and advantageous business relationships and retain the services of its officers and key employees.
     In addition, ICBK has agreed that it will not, without the prior written consent of NationsBank:
     (a) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money (other than short-term indebtedness incurred to refinance short-term indebtedness and indebtedness of ICBK or any of its subsidiaries to ICBK or any of its subsidiaries; it being understood and agreed that incurrence of indebtedness in the ordinary course of business shall include, without limitation, the creation of deposit liabilities, purchases of federal funds, sales of certificates of deposit and entering into repurchase agreements), assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, or make any loan or advance other than in the ordinary course of business consistent with past practice;
     (b) adjust, split, combine or reclassify any capital stock; make, declare or pay any dividend (other than regular quarterly cash dividends at a rate not in excess of $0.10 per share) or make any other distribution on, or (other than the Redemption) directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock, or grant any stock appreciation rights or grant any individual, corporation or other entity any right to acquire any shares of its capital stock; or issue any additional shares of capital stock, or any securities or obligations convertible into or exchangeable for any shares of its capital stock, except pursuant to the exercise of ICBK options outstanding as of June 15, 1995;
     (c) sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets to any individual, corporation or other entity, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, except in the ordinary course of business consistent with past practice or pursuant to contracts or agreements in force at the date of the Agreement;
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
     (d) make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity other than to Pan American Mortgage Corp., a wholly owned subsidiary of ICBK ("PAMCO"), or pursuant to transactions by PAMCO in connection with contracts in existence on June 26, 1995;
     (e) enter into or terminate any contract or agreement involving annual payments in excess of $100,000 and which cannot be terminated without penalty upon 30 days notice, or make any change in, or extension of, any of its leases or contracts involving annual payments in excess of $100,000 and which cannot be terminated without penalty upon 30 days notice;
     (f) increase or modify in any manner the compensation or fringe benefits of any of its employees or pay any pension or retirement allowance not required by any existing plan or agreement to any such employees, or become a party to, amend or commit itself to any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment agreement with or for the benefit of any employee other than routine adjustments in compensation and fringe benefits in the ordinary course of business consistent with past practice or accelerate the vesting of any stock options or other stock-based compensation;
     (g) take any action that would prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code;
     (h) settle any claim, action or proceeding involving the payment of money damages in excess of $100,000, except in the ordinary course of business consistent with past practice;
     (i) amend its Articles of Incorporation or its Bylaws;
     (j) fail to maintain its regulatory agreements, material licenses and permits or to file in a timely fashion all Federal, state, local and foreign tax returns;
     (k) subject to certain exceptions, make any capital expenditures of more than $100,000 individually or $250,000 in the aggregate;
     (l) fail to maintain its benefit plans or timely make all contributions or accruals required thereunder in accordance with generally accepted accounting principles applied on a consistent basis;
     (m) issue any additional shares of ICBK capital stock other than any shares issued pursuant to options outstanding at June 15, 1995;
     (n) agree to, or make any commitment to, take any of the foregoing actions; or
     (o) (i) initiate, encourage or solicit, directly or indirectly, the making of any proposal or offer (an "Acquisition Proposal") to acquire all or any significant part of the business and properties or capital stock of ICBK or its subsidiaries, whether by merger, purchase of securities or assets, tender offer or otherwise, or initiate, directly or indirectly, any contact with any person in an effort to or with a view towards soliciting any Acquisition Proposal or
(ii) participate in any discussions or negotiations regarding, or furnish to any other person any information with respect to, an Acquisition Proposal; PROVIDED, that notwithstanding the foregoing, ICBK may (i) furnish or cause to be furnished information subject to a confidentiality agreement in a form substantially similar to that previously executed by NationsBank, (ii) in response to an Acquisition Proposal, issue a communication to its security holders of the type contemplated by Rule 14d-9 (e) under the Exchange Act, and
(iii) participate in discussions and negotiations directly and through its representatives with persons who have sought the same if the ICBK Board of Directors determines, based as to legal matters on the written advice of outside legal counsel, that the failure to furnish such information or to negotiate with such entity or group or to take and disclose such position would be inconsistent with the proper exercise of the fiduciary duties of the ICBK Board of Directors. MODIFICATION, WAIVER AND TERMINATION; EXPENSES
     The Agreement provides that NationsBank may at any time change the structure of the acquisition of ICBK by NationsBank if and to the extent that it deems such a change desirable. In no case, however, may any such change alter the amount or kind of consideration to be received by ICBK shareholders under the Agreement, adversely affect the tax treatment to ICBK shareholders of the receipt of such consideration or take the form of an asset purchase agreement.
     The Agreement provides that it may be amended by a subsequent writing signed by each party. However, the provision relating to the manner or basis in which shares of ICBK capital stock will be exchanged in the Merger may not be amended after the Special Meeting without any requisite approval of the holders of the issued and outstanding shares of ICBK capital stock entitled to vote thereon.
                                       22

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     The Agreement provides that each party may waive any of the conditions precedent to its obligations to consummate the Merger, to the extent legally permitted. Neither of the parties intends, however, to waive any conditions of the Merger if such waiver would, in the judgment of the waiving party, have a material adverse effect on its shareholders.
     The Agreement further provides that it may be terminated and the Merger abandoned at any time prior to the Effective Time (i) by mutual written consent of the Boards of Directors of each of NationsBank and ICBK; (ii) by the respective Board of Directors of either NationsBank or ICBK if the Effective Time has not occurred by March 31, 1996; (iii) by the respective Board of Directors of either NationsBank or ICBK if the Federal Reserve Board or the Comptroller has denied final approval of the Merger and such denial has become final and nonappealable or has approved the Merger subject to conditions that in the judgment of NationsBank would restrict its operations or business activities after the Effective Time; (iv) by the respective Board of Directors of either NationsBank or ICBK pursuant to notice in the event of a breach or failure by the other party that is material in the context of the transactions contemplated by the Agreement of any representation, warranty, covenant or agreement contained therein which has not been, or cannot be, cured within 30 days after written notice of such breach is given; (v) by NationsBank if the shareholders of ICBK fail to approve the Merger at the Special Meeting; or (vi) by ICBK if, prior to the Effective Time, it receives another acquisition proposal that the ICBK Board of Directors determines in its good faith judgment and in the exercise of its fiduciary duties, based as to legal matters on the written opinion of legal counsel and as to financial matters on the written opinion of an investment banking firm of national reputation, is more favorable to the ICBK shareholders than the Exchange Ratio and the Merger and that the failure to terminate this Agreement and accept such alternative acquisition proposal would be inconsistent with the proper exercise of such fiduciary duties. If the Agreement is terminated by ICBK pursuant to clause (vi), above, then ICBK has agreed to pay NationsBank, as compensation for entering into the Agreement, a termination fee of $4.3 million plus reasonable out-of-pocket expenses incurred by NationsBank, but not to exceed $250,000.
     The Agreement provides that each party will pay its own expenses and half of all printing expenses and filing fees incurred in connection with this Proxy Statement-Prospectus.
CERTAIN FEDERAL INCOME TAX CONSEQUENCES
     Blanchfield Cordle & Moore, P.A., tax counsel to NationsBank, has delivered to NationsBank and ICBK its opinion that, under Federal law as currently in effect, (a) the proposed Merger will constitute a reorganization within the meaning of Section 368(a)(1) of the Code; (b) no gain or loss will be recognized by the shareholders of ICBK on the exchange of their shares of ICBK Common Stock for shares of NationsBank Common Stock pursuant to the terms of the Merger to the extent of such exchange; (c) the Federal income tax basis of the NationsBank Common Stock for which shares of ICBK Common Stock are exchanged pursuant to the Merger will be the same as the basis of such shares of ICBK Common Stock exchanged therefor (less any proportionate part of such basis allocable to any fractional interest in any share of NationsBank Common Stock); (d) the holding period of NationsBank Common Stock for which shares of ICBK Common Stock are exchanged will include the period that such shares of ICBK Common Stock were held by the holder, provided such shares were capital assets of the holder; (e) the receipt of cash in lieu of fractional shares will be treated as if the fractional shares were distributed as part of the exchange and then redeemed by NationsBank, and gain or loss will be recognized in an amount equal to the difference between the cash received and the basis of the ICBK Common Stock surrendered, which gain or loss will be capital gain or loss if the ICBK Common Stock was a capital asset in the hands of the shareholder, and (f) cash received by shareholders of ICBK upon the exercise of dissenter's appraisal rights will be treated as having been received in payment for such ICBK Common Stock surrendered, and gain or loss will be recognized in an amount equal to the difference between the cash received and the basis of the ICBK Common Stock surrendered, which gain or loss shall be capital gain or loss if the ICBK Common Stock was a capital asset in the hands of a shareholder.
     THE FOREGOING IS A SUMMARY OF THE ANTICIPATED FEDERAL INCOME TAX CONSEQUENCES OF THE PROPOSED MERGER UNDER THE CODE AND IS FOR GENERAL INFORMATION ONLY. IT DOES NOT INCLUDE CONSEQUENCES OF STATE, LOCAL OR OTHER TAX LAWS OR SPECIAL CONSEQUENCES TO PARTICULAR SHAREHOLDERS HAVING SPECIAL SITUATIONS. SHAREHOLDERS OF ICBK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING SPECIFIC TAX CONSEQUENCES OF THE MERGER TO THEM, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE AND LOCAL TAX LAWS AND TAX CONSEQUENCES OF SUBSEQUENT SALES OF NATIONSBANK COMMON STOCK.
INTERESTS OF CERTAIN PERSONS IN THE MERGER

     As of the Record Date, the directors and executive officers of ICBK and their affiliates beneficially owned an aggregate of 2,269,496 shares, or 31% of the outstanding shares, of ICBK Common Stock and are expected to beneficially own less than .5% of the shares of NationsBank Common Stock outstanding immediately following the Effective Time. Such number
                                       23
of shares of ICBK Common Stock reported as beneficially owned includes 338,100 shares subject to outstanding options held by executive officers of ICBK. For information relating to the treatment in the Merger of ICBK Common Stock options, including the stock options held by such persons, see "THE
MERGER -- Effect on Options." As discussed therein, all options to purchase ICBK Common Stock outstanding at the Effective Time will be converted into rights with respect to NationsBank Common Stock and otherwise will remain subject to the terms of such options; provided, that NationsBank and ICBK have agreed to accelerate the vesting of all outstanding unvested options to acquire ICBK Common Stock, resulting in the acceleration of options to acquire 37,425 shares, of which Thomas B. Brady, Executive Vice President of ICBK, owns options to acquire 3,625 shares. Accordingly, the value realizable upon exercise or conversion of such securities by the holders thereof will depend upon the price of NationsBank Common Stock at the time of such exercise or conversion.

     Each of Herbert A. Wertheim, Phillip Frost, Frost-Nevada Limited Partnership, Michael Weintraub, Michael Weintraub, as Co-Trustee under the Joseph Weintraub 1988 Revocable Trust Agreement dated June 14, 1988, as reformed (the "Weintraub Trust Agreement"), Hortense Weintraub, Jacqueline Simkin, William L. Morrison, Gibson Security Corp., and the Joseph Weintraub Family Foundation, Inc. have entered into separate agreements with NationsBank providing generally that each will assist NationsBank in its efforts to consummate the Merger, promote diligently the Merger on terms satisfactory to both parties, cooperate fully in the Merger and vote all shares of ICBK Common Stock beneficially owned by such person in favor of the Agreement. These agreements terminate upon the termination of the Agreement. As of the Record Date, such persons beneficially owned an aggregate of 2,666,943 shares, or 36%, of ICBK Common Stock.
     NationsBank has agreed that it will, for five years after the Effective Time, indemnify, defend and hold harmless the current or former officers, directors, employees and agents of ICBK and its subsidiaries against all losses, expenses, claims, damages or liabilities arising out of actions or omissions occurring on or prior to the Effective Time to the full extent then permitted under applicable law and by ICBK's Articles of Incorporation and Bylaws as currently in effect.
     As a result of the Merger, NationsBank will assume certain benefit plans and employment agreements currently offered to executive officers of ICBK. Certain change-of-control provisions of ICBK's employment agreements with William H. Allen, Jr., Chairman of the Board, and William L. Morrison, President, may be triggered by approval of the Merger. Under these agreements, a "change of control" is considered to have occurred if ICBK is involved in any merger, sale of stock, sale of assets or other business combination in which more than one-third of the currently outstanding shares of stock or assets are sold or transferred. In the event of a change of control of ICBK, Messrs. Allen and Morrison are each entitled to a lump sum payment equal to twice the amount of his base annual salary as of the date of the change of control. Such agreements are binding on successors of ICBK, including any successor by merger. Consummation of the Merger will constitute a change of control for purposes of these agreements, and Messrs. Allen and Morrison will receive $760,000 and $600,000, respectively, pursuant to such change-of-control provisions, assuming the Effective Time occurs in 1995.
     ICBK has also entered into agreements with Thomas B. Brady and Thomas E. Beier, Executive Vice Presidents of ICBK, which provide for certain payments to these employees in the event of a change of control of ICBK. Under these agreements, a "change of control" is considered to have occurred if ICBK is involved in any merger, sale of stock, or other business combination in which 40% or more of the currently outstanding shares of stock are sold or transferred. In the event of a change of control of ICBK, Messrs. Brady and Beier are each entitled to a lump-sum payment equal to two times his annual base salary at the rate in effect on the date such change in control occurs. These agreements are binding on successors of ICBK, including any successor by merger. Consummation of the Merger will constitute a change of control for purposes of these agreements, and Messrs. Brady and Beier will receive $313,500 and $275,000, respectively, pursuant to such change-of-control provisions, assuming the Effective Time occurs in 1995.
     In addition, ICBK has entered into agreements with David A. Minkus and Nelson M. Alemany, senior executive officers of ICBK, which provide for certain payments to these employees in the event of a change of control of ICBK. The terms of these agreements are identical to those of Messrs. Brady and Beier, as described above, except that Messrs. Minkus or Alemany is entitled to payments thereunder only if his employment is terminated by ICBK without cause or he resigns for "good reason" (as defined therein) within two years following a "change of control" of ICBK. Based on their current annual base salaries, Messrs. Minkus and Alemany would receive $270,000 and $200,000, respectively, in the event that the payment provisions of these agreements are triggered.
     Mr. Michael Weintraub and NationsBank of Florida, National Association ("NationsBank Florida"), a subsidiary of NationsBank, are co-trustees of the trust created under the Weintraub Trust Agreement (the "Trust"). Mr. Weintraub and NationsBank Florida share equally in all voting and dispositive rights with respect to the ICBK Common Stock and ICBK Series A Preferred Stock owned directly by the Trust. Mr. Weintraub, a former director of NationsBank, has a contingent residual interest in the assets of the Trust. The Trust owns directly 438,586 shares, or 6.25%, of ICBK Common Stock and
                                       24

350,000 shares, or 100%, of ICBK Series A Preferred Stock. The Trust also owns 98% of the capital stock of Gibson Security Corp. ("GSC"), which owns directly and through a wholly owned subsidiary, Harrison-Gibson, Inc. ("HGI"), 341,523 shares, or 4.87%, of ICBK Common Stock. Mr. Weintraub is president and a director of both GSC and HGI and shares voting and dispositive rights over the ICBK Common Stock owned by those companies with the other directors thereof. In addition, Mr. Weintraub is a trustee and president of the Joseph Weintraub Family Foundation, Inc. (the "Foundation"), which owns directly 111,350 shares, or 1.59%, of ICBK Common Stock, and may be deemed to share voting and dispositive rights over the ICBK Common Stock owned by the Foundation with the other trustees thereof. Mr. Weintraub owns directly 186,834 shares, or 2.66%, of ICBK Common Stock and may be deemed indirectly to beneficially own an aggregate of 891,504 shares, or 12.71%, of ICBK Common Stock and 350,000 shares, or 100%, of the ICBK Series A Preferred Stock held by the Trust, GSC, HGI and the Foundation. Mr. Weintraub disclaims beneficial ownership of all shares of ICBK Common Stock and ICBK Series A Preferred Stock not held directly by him. Assuming the consummation of the Merger at the Pro Forma Exchange Ratio, Mr. Weintraub may be deemed to have acquired, directly or indirectly, beneficial ownership of 603,222 shares, or less than 1%, of NationsBank Common Stock in exchange for the above described shares of ICBK Common Stock. Mr. Weintraub disclaims beneficial ownership of all shares of NationsBank Common Stock not held directly by him.
     Mr. Weintraub resigned from the NationsBank Board of Directors effective August 8, 1995. He did not attend or participate in any way as a NationsBank director in the deliberations related to the Merger and did not vote as a NationsBank director on the Agreement or related transactions. NationsBank Florida, in its capacity of co-trustee of the Trust, does not intend to participate in the voting of the shares of ICBK Common Stock and ICBK Series A Preferred Stock owned directly and indirectly by the Trust in respect to the Merger. All shares of ICBK Common Stock and ICBK Series A Preferred Stock owned directly and indirectly by the Trust shall be voted as directed by Mr. Weintraub as co-trustee.
DISSENTERS' RIGHTS OF ICBK SHAREHOLDERS
     If the Agreement and the transactions contemplated thereby are consummated, any shareholder of ICBK who properly dissents from the Merger in connection with the Special Meeting may be entitled to receive in cash the value of his or her shares of ICBK Common Stock determined immediately prior to the Merger, excluding any appreciation or depreciation in anticipation of the Merger. FAILURE TO COMPLY STRICTLY WITH THE PROCEDURES PRESCRIBED BY APPLICABLE LAW WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.
     To preserve the right to dissent, according to the provisions of 12 U.S.C. (section mark)215a, a shareholder must either (1) vote against the Agreement at the Special Meeting or (2) give written notice of his or her intent to dissent to ICBK at or prior to the Special Meeting. Failure to vote against the proposal to approve the Merger will not, of itself, constitute a waiver of dissenters' rights. However, a shareholder who votes in favor of the Agreement will forfeit his or her right to dissent and obtain payment for his or her shares of ICBK Common Stock.
     If the shareholders of ICBK approve the Agreement and the transaction is approved by the Comptroller, any shareholder who has properly perfected the right to dissent, as described above, shall be entitled to receive the value of his or her shares as of the Effective Date after the transaction has been consummated. Any dissenting shareholder who wishes to receive the value of such shares must transmit a written request for payment (a "Demand for Payment") and surrender his or her certificate or certificates for shares of ICBK Common Stock to New Bank within 30 days after the Effective Date. Dissenting shareholders, if any, will be notified of the Effective Date, but not of the date by which their Demands for Payment must be submitted, by notice mailed to their addresses on ICBK's shareholder records. A VOTE AGAINST THE PROPOSAL TO APPROVE THE AGREEMENT AND THE TRANSACTIONS CONTEMPLETED THEREBY WILL NOT SATISFY THE REQUIREMENT OF SUBMITTING A DEMAND FOR PAYMENT.
     Pursuant to Section 215a, the value of the shares of a dissenting shareholder shall be determined by a committee of three persons composed of (i) one selected by the majority vote of all dissenting shareholders, (ii) one selected by the directors of New Bank and (iii) one selected by the two so selected. The valuation agreed upon by any two of the three appraisers shall govern. The committee shall notify each dissenting shareholder of the value so agreed upon. If a dissenting shareholder believes that the value so determined by the committee is unsatisfactory, such shareholder may, within five days of being notified of the appraised value, appeal to the Comptroller. Upon such appeal, the Comptroller shall cause a reappraisal to be made with respect to such shareholder's shares, which reappraisal shall be final and binding.
     If for any reason one or more of the appraisers is not selected within 90 days after the Effective Date, or if the appraisers fail to ascertain an appraised value for the shares, then pursuant to Section 215a any dissenting shareholder may request the Comptroller to determine a final and binding appraised value. The expenses of the Comptroller in making reappraisal or appraisal, as the case may be, shall be paid by New Bank.
                                       25

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     REFERENCE IS MADE TO APPENDIX C INCLUDED HEREWITH FOR THE COMPLETE TEXT OF
12 U.S.C. (SECTION MARK)215A RELATING TO THE RIGHTS OF DISSENTING SHAREHOLDERS. STATEMENTS MADE IN THIS PROXY STATEMENT-PROSPECTUS SUMMARIZING THOSE SECTIONS ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO APPENDIX C. THE PROVISIONS OF THE STATUTES ARE TECHNICAL IN NATURE AND COMPLEX. IT IS SUGGESTED THAT ANY SHAREHOLDER WHO DESIRES TO AVAIL HIMSELF OR HERSELF OF HIS OR HER RIGHT TO OBJECT TO THE AGREEMENT CONSULT COUNSEL. FAILURE TO COMPLY WITH THE PROVISIONS OF THE STATUTE MAY DEFEAT A SHAREHOLDER'S RIGHT TO DISSENT.
ACCOUNTING TREATMENT
     Upon consummation of the Merger, the transaction will be accounted for as a purchase, and all of the assets and liabilities of ICBK will be recorded in NationsBank's consolidated financial statements at their fair value at the Effective Time. The amount, if any, by which the purchase price paid by NationsBank exceeds the fair value of the net assets acquired by NationsBank through the Merger will be recorded as goodwill. NationsBank's consolidated financial statements will include the operations of ICBK after the Effective Time. The unaudited pro forma financial information included in this Proxy Statement-Prospectus reflects the Merger using the purchase method of accounting. See "SUMMARY -- Comparative Unaudited Per Share Data" and
" -- Selected Financial Data."
BANK REGULATORY MATTERS
     FEDERAL RESERVE BOARD. The Merger is subject to prior approval by the Federal Reserve Board under the BHCA. The BHCA requires the Federal Reserve Board, when approving a transaction such as the Merger, to take into consideration the financial and managerial resources (including the competence, experience and integrity of the officers, directors and principal shareholders) and future prospects of the existing and proposed institutions and the convenience and needs of the communities to be served. In considering financial resources and future prospects, the Federal Reserve Board will, among other things, evaluate the adequacy of the capital levels of the parties to a proposed transaction.
     The BHCA prohibits the Federal Reserve Board from approving a merger if it would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or if its effect in any section of the country would be substantially to lessen competition or to tend to create a monopoly, or if it would in any other manner result in a restraint of trade, unless the Federal Reserve Board finds that the anti-competitive effects of a merger are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. In addition, under the Community Reinvestment Act of 1977, as amended (the "CRA"), the Federal Reserve Board must take into account the record of performance of the existing institutions in meeting the credit needs of the entire community, including low- and moderate-income neighborhoods, served by such institutions.
     Applicable Federal law provides for the publication of notice and public comment on the application and authorizes the Federal Reserve Board to permit interested parties to intervene in the proceedings. If an interested party is permitted to intervene, such intervention could delay the regulatory approvals required for consummation of the Merger.
     The Merger generally may not be consummated until the 30th day following the date of approval by the Federal Reserve Board, during which time the United States Department of Justice may challenge the Merger on antitrust grounds. The commencement of an antitrust action would stay the effectiveness of the Federal Reserve Board's approval unless a court specifically ordered otherwise. NationsBank and ICBK believe that the Merger does not raise substantial antitrust concerns.
     COMPTROLLER. The Merger also is subject to prior approval by the Comptroller. Under applicable Federal law, the Comptroller must take into consideration the financial and managerial resources and future prospects of the existing and proposed institutions and the convenience and needs of the communities to be served. The Comptroller is prohibited from approving the Merger if it would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or if its effect in any section of the country may be substantially to lessen competition or to tend to create a monopoly, or if it would in any other manner result in a restraint of trade, unless the Comptroller finds that the anti-competitive effects of the Merger are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. In addition, under the CRA, the Comptroller must take into account the record of performance of the existing institution in meeting the credit needs of the entire community, including low and moderate income neighborhoods, served by such institutions.
                                       26

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     Applicable Federal law provides for the publication of notice and public comment on the application and authorizes the Comptroller to permit interested parties to intervene in the proceedings. If an interested party is permitted to intervene, such intervention could delay the regulatory approvals required for consummation of the Merger.
     The Merger generally may not be consummated until the 30th day following the date of applicable Federal regulatory approval, during which time the United States Department of Justice may challenge the Merger on antitrust grounds. The commencement of an antitrust action would stay the effectiveness of the regulatory agency's approval unless a court specifically ordered otherwise.
     STATE AUTHORITY. Virginia law requires that NationsBank, as an out-of-state bank holding company doing business in Virginia, file with the State Corporation Commission of the Commonwealth of Virginia notice of its intent to acquire ICBK.
     STATUS OF REGULATORY APPROVALS AND OTHER INFORMATION. NationsBank and ICBK have filed all applications and notices and have taken (or will take) other appropriate action with respect to any requisite approvals or other action of any governmental authority. The Agreement provides that the obligation of each of NationsBank and ICBK to consummate the Merger is conditioned upon the receipt of all requisite regulatory approvals, including the approvals of the Federal Reserve Board, the Comptroller and the State Authority. There can be no assurance that any governmental agency will approve or take any other required action with respect to the Merger, and, if approvals are received or action is taken, there can be no assurance as to the date of such approvals or action, that such approvals or action will not be conditioned upon matters that would cause the parties to abandon the Merger or that no action will be brought challenging such approvals or action, including a challenge by the United States Department of Justice or, if such a challenge is made, the result thereof.
     NationsBank and ICBK are not aware of any governmental approvals or actions that may be required for consummation of the Merger other than as described above. Should any other approval or action be required, NationsBank and ICBK currently contemplate that such approval or action would be sought. There can be no assurance, however, that any such approval or action, if needed, could be obtained and would not be conditioned in a manner that would cause the parties to abandon the Merger.
     See "THE MERGER -- Effective Time of the Merger," " -- Conditions to the Merger" and " -- Modification, Waiver and Termination."
RESTRICTIONS ON RESALES BY AFFILIATES
     The shares of NationsBank Common Stock to be issued to shareholders of ICBK in the Merger have been registered under the Securities Act. Such shares may be traded freely and without restriction by those shareholders not deemed to be "affiliates" of ICBK as that term is defined under the Securities Act. Any subsequent transfer of such shares, however, by any person who is an affiliate of ICBK at the time this Proxy Statement-Prospectus is first distributed to the shareholders of ICBK will, under existing law, require either (a) the further registration under the Securities Act of the shares of NationsBank Common Stock to be transferred, (b) compliance with Rule 145 promulgated under the Securities Act (permitting limited sales under certain circumstances) or (c) the availability of another exemption from registration. An "affiliate" of ICBK, as defined by the rules promulgated pursuant to the Securities Act, is a person who directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with ICBK. The foregoing restrictions are expected to apply to the directors, executive officers and the holders of 10% or more of the ICBK Common Stock (and to certain relatives or the spouse of any such person and any trusts, estates, corporations, or other entities in which such persons have a 10% or greater beneficial or equity interest). Stop transfer instructions will be given by NationsBank to the transfer agent with respect to the NationsBank Common Stock to be received by persons subject to the restrictions described above, and the certificates for such stock will be appropriately legended. Those individuals identified by ICBK as affiliates of ICBK have entered into agreements that they will not make any further sales of shares of NationsBank Common Stock received upon consummation of the Merger, except in compliance with the applicable provisions of the Securities Act. DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN
     NationsBank has a dividend reinvestment and stock purchase plan that provides, for those shareholders who elect to participate, that dividends on NationsBank Common Stock will be used to purchase either original issue shares or shares in the open market at market value of NationsBank Common Stock on a quarterly basis. The plan also permits participants to invest in additional shares of NationsBank Common Stock through optional cash payments, within certain dollar limitations, at the then-current market price of such stock at the time of purchase on any of 12 monthly investment dates each year. It is
                                       27
anticipated that NationsBank will continue its dividend reinvestment and stock purchase plan and that shareholders of ICBK who receive shares of NationsBank Common Stock in the Merger will have the right to participate therein.
                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS
MARKET PRICES
     NationsBank Common Stock is listed on the NYSE and the PSE under the trading symbol "NB," and certain shares are listed on the Tokyo Stock Exchange. As of June 30, 1995, NationsBank Common Stock was held of record by 103,335 persons. The following table sets forth the high and low sales prices of the NationsBank Common Stock as reported on the NYSE Composite Transactions List for the periods indicated.
     ICBK Common Stock is traded on The Nasdaq Stock Market as a NNM Security and reported by The Nasdaq Stock Market under the symbol "ICBK." The following table sets forth the high and low sales prices for ICBK Common Stock as reported by The Nasdaq Stock Market for the indicated periods. As of the Record Date, ICBK Common Stock was held of record by approximately 1,900 persons.

                                                                                 NATIONSBANK               ICBK SALES
                                                                                 SALES PRICES                PRICES
                                                                            HIGH              LOW             HIGH
Year Ended December 31, 1993:
  First Quarter.......................................................   $        58      $    49 1/2      $        18
  Second Quarter......................................................        57 7/8               45               18
  Third Quarter.......................................................        53 5/8           48 1/4           18 1/2
  Fourth Quarter......................................................        53 1/4           44 1/2               20
Year Ended December 31, 1994:
  First Quarter.......................................................        50 7/8           44 3/8               20
  Second Quarter......................................................        57 3/8           44 1/2           22 1/2
  Third Quarter.......................................................            56           47 1/8           22 1/4
  Fourth Quarter......................................................        50 3/4           43 3/8               20
Year Ending December 31, 1995:
  First Quarter.......................................................        51 3/4           44 5/8           23 3/4
  Second Quarter......................................................        57 3/4           49 5/8           28 5/8
  Third Quarter.......................................................        68 7/8               54           29 3/8
  Fourth Quarter (through October 5)..................................            71               66           29 3/8

                                                                            LOW
                                                                         <C
Year Ended December 31, 1993:
  First Quarter.......................................................  $    14 1/4
  Second Quarter......................................................           15
  Third Quarter.......................................................       15 5/8
  Fourth Quarter......................................................       18 1/4
Year Ended December 31, 1994:
  First Quarter.......................................................       18 1/4
  Second Quarter......................................................       18 1/2
  Third Quarter.......................................................       19 1/2
  Fourth Quarter......................................................       18 1/4
Year Ending December 31, 1995:
  First Quarter.......................................................           22
  Second Quarter......................................................           22
  Third Quarter.......................................................       28 1/4
  Fourth Quarter (through October 5)..................................       29 1/8


DIVIDENDS
     The following table sets forth dividends declared per share of NationsBank Common Stock and ICBK Common Stock, respectively, for the periods indicated. The ability of either NationsBank or ICBK to pay dividends to its shareholders is subject to certain restrictions. See "INFORMATION ABOUT
NATIONSBANK -- Supervision and Regulation" and "INFORMATION ABOUT
ICBK -- Supervision and Regulation."

                                                                                            NATIONSBANK      ICBK
                                                                                             DIVIDENDS     DIVIDENDS
Year Ended December 31, 1993:
  First Quarter..........................................................................      $ .40         $ .05
  Second Quarter.........................................................................        .40           .05
  Third Quarter..........................................................................        .42           .08
  Fourth Quarter.........................................................................        .42           .08
Year Ended December 31, 1994:
  First Quarter..........................................................................      $ .46         $ .08
  Second Quarter.........................................................................        .46           .08
  Third Quarter..........................................................................        .46           .09
  Fourth Quarter.........................................................................        .50           .09
Year Ending December 31, 1995:
  First Quarter..........................................................................      $ .50         $ .09
  Second Quarter.........................................................................        .50           .09
  Third Quarter..........................................................................        .50           .10
  Fourth Quarter (through October 5).....................................................         --            --


                         INFORMATION ABOUT NATIONSBANK
GENERAL
     NationsBank is a bank holding company established as a North Carolina corporation in 1968 and is registered under the BHCA, with its principal assets being the stock of its subsidiaries. Through its banking subsidiaries and its various non-
                                       28
banking subsidiaries, NationsBank provides banking and banking-related services, primarily throughout the Southeast and Mid-Atlantic states and Texas. The principal executive offices of NationsBank are located at NationsBank Corporate Center in Charlotte, North Carolina 28255. Its telephone number is (704) 386-5000.
OPERATIONS
     NationsBank provides a diversified range of banking and certain non-banking financial services and products through its various subsidiaries. NationsBank manages its activities through three major business units: the General Bank, the Global Finance unit and the Financial Services unit.
     The General Bank provides comprehensive service in the commercial and retail banking fields, including trust and private banking operations, the origination and servicing of home mortgage loans, the issuance and servicing of credit cards (through a Delaware subsidiary) and certain insurance services. The General Bank also offers full service brokerage services and discount brokerage services for its customers through subsidiaries of NationsBank. As of June 30, 1995, the General Bank had banking operations in the following jurisdictions (listed in declining order of total assets, with the approximate number of banking offices in parentheses): North Carolina and South Carolina (413); Texas
(280); Maryland, Virginia and the District of Columbia (499); Florida (375); Georgia (188); and Tennessee and Kentucky (100). NationsBank also has a banking subsidiary in Delaware that issues and services credit cards. The General Bank also provides fully automated, 24-hour cash dispensing and depositing services throughout the states in which it is located through approximately 2,200 automated teller machines.
     The Global Finance unit provides to domestic and international customers comprehensive corporate banking and investment banking services, including loan syndication, treasury management and leasing; underwriting, trading or distributing a wide range of securities (including bank-eligible securities and, to a limited extent, bank-ineligible securities as authorized by the Federal Reserve Board under Section 20 of the Glass-Steagall Act); and options, futures, forwards and swaps on certain interest rate and commodity products, and spot and forward foreign exchange contracts. The Global Finance unit provides its services through various domestic offices as well as offices located in London, Frankfurt, Singapore, Mexico City, Grand Cayman, Nassau, Tokyo, Osaka, Paris and Hong Kong. In addition to those offices, the Global Finance unit has loan production offices located in New York City, Chicago, Los Angeles, Denver and Birmingham.
     The Financial Services unit consists of NationsCredit Corporation, primarily a consumer finance subsidiary, and Greyrock Capital Group Inc. (formerly named Nations Financial Capital Corporation), primarily a commercial finance subsidiary. NationsCredit Corporation, which has approximately 300 offices located in 32 states, provides consumer and retail loan programs and also offers inventory financing to manufactures, importers and distributors. Greyrock Capital Group Inc., which has approximately 79 offices located in 24 states, engages in commercial equipment leasing and makes commercial loans for debt restructuring, merger and acquisition, real estate financing, equipment acquisition and working capital purposes; it also acquires consumer loans secured by automobiles and real estate.
     As part of its operations, NationsBank regularly evaluates the potential acquisition of, and holds discussions with, various financial institutions and other businesses of a type eligible for bank holding company investment. In addition, NationsBank regularly analyzes the values of, and submits bids for, the acquisition of customer-based funds and other liabilities and assets of such financial institutions and other businesses. As a general rule, NationsBank publicly announces such material acquisitions when a definitive agreement has been reached.
MANAGEMENT AND ADDITIONAL INFORMATION
     Certain information relating to the executive compensation, various benefit plans (including stock option plans), voting securities and the principal holders thereof, certain relationships and related transactions and other related matters as to NationsBank is incorporated by reference or set forth in the NationsBank Annual Report on Form 10-K for the year ended December 31, 1994, incorporated herein by reference. Shareholders of ICBK desiring copies of such documents may contact NationsBank at its address or telephone number indicated under "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."
SUPERVISION AND REGULATION
     GENERAL. As a registered bank holding company, NationsBank is subject to the supervision of, and to regular inspection by, the Federal Reserve Board. The Banks are organized as national banking associations, which are subject to regulation, supervision and examination by the Comptroller. The Banks are also subject to regulation by the FDIC and other federal regulatory agencies. In addition to banking laws, regulations and regulatory agencies, NationsBank and its subsidiaries and affiliates are subject to various other laws and regulations and supervision and examination by other regulatory agencies, all
                                       29
of which directly or indirectly affect the Corporation's operations, management and ability to make distributions. The following discussion summarizes certain aspects of those laws and regulations that affect NationsBank.
     The activities of NationsBank, and those of companies which it controls or in which it holds more than 5% of the voting stock, are limited to banking or managing or controlling banks or furnishing services to or performing services for its subsidiaries, or any other activity which the Federal Reserve Board determines to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In making such determinations, the Federal Reserve Board is required to consider whether the performance of such activities by a bank holding company or its subsidiaries can reasonably be expected to produce benefits to the public such as greater convenience, increased competition or gains in efficiency that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices. Generally, bank holding companies, such as NationsBank, are required to obtain prior approval of the Federal Reserve Board to engage in any new activity not previously approved by the Federal Reserve Board or to acquire more than 5% of any class of voting stock of any company.
     Bank holding companies are also required to obtain the prior approval of the Federal Reserve Board before acquiring more than 5% of any class of voting stock of any bank which is not already majority-owned by the bank holding company. Pursuant to the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Banking and Branching Act"), a bank holding company will be able to acquire banks in states other than its home state beginning September 29, 1995. Until such provisions are effective, interstate acquisitions by bank holding companies will be subject to current Federal law, which provides that no application to acquire shares of a bank located outside of North Carolina (the state in which the operations of the Banks were principally conducted on the date NationsBank became subject to the BHCA) may be approved by the Federal Reserve Board unless such acquisition is specifically authorized by the laws of the state in which the bank whose shares are to be acquired is located.
     The Interstate Banking and Branching Act also authorizes banks to merge across state lines, therefore creating interstate branches, beginning June 1, 1997. Under such legislation, each state has the opportunity to "opt out" of this provision, thereby prohibiting interstate branching in such states, or to "opt in" at an earlier time, thereby allowing interstate branching within that state prior to June 1, 1997. Furthermore, pursuant to such act, a bank is now able to open new branches in a state in which it does not already have banking operations, if the laws of such state permit such DE NOVO branching. Of those states in which the Banks are located, Maryland, North Carolina and Virginia have enacted legislation to "opt in," thereby permitting interstate branching prior to June 1, 1997, and Texas has adopted legislation to "opt out" of the interstate branching provisions (which Texas law currently expires on September 2, 1999).
     As previously described, NationsBank regularly evaluates merger and acquisition opportunities, and it anticipates that it will continue to evaluate such opportunities in light of the new legislation.
     Proposals to change the laws and regulations governing the banking industry are frequently introduced in Congress, in the state legislatures and before the various bank regulatory agencies. In 1995, several bills have been introduced in Congress that would have the effect of broadening the securities underwriting powers of bank holding companies and possibly permitting bank holding companies to engage in nonfinancial activities. The likelihood and timing of any such proposals or bills being enacted and the impact they might have on NationsBank and its subsidiaries cannot be determined at this time.
     CAPITAL AND OPERATIONAL REQUIREMENTS. The Federal Reserve Board, the Comptroller and the FDIC have issued substantially similar risk-based and leverage capital guidelines applicable to United States banking organizations. In addition, those regulatory agencies may from time to time require that a banking organization maintain capital above the minimum levels, whether because of its financial condition or actual or anticipated growth.
     The Federal Reserve Board risk-based guidelines define a two-tier capital framework. Tier 1 capital consists of common and qualifying preferred shareholders' equity, less certain intangibles and other adjustments. Tier 2 capital consists of subordinated and other qualifying debt, and the allowance for credit losses up to 1.25% of risk-weighted assets. The sum of Tier 1 and Tier 2 capital less investments in unconsolidated subsidiaries represents qualifying total capital, at least 50% of which must consist of Tier 1 capital. Risk-based capital ratios are calculated by dividing Tier 1 and total capital by risk-weighted assets. Assets and off-balance sheet exposures are assigned to one of four categories of risk-weights, based primarily on relative credit risk. The minimum Tier 1 capital ratio is 4% and the minimum total capital ratio is 8%. NationsBank's Tier 1 and total risk-based capital ratios under these guidelines at June 30, 1995 were 7.03% and 10.90%, respectively.
     The leverage ratio is determined by dividing Tier 1 capital by adjusted total assets. Although the stated minimum ratio is 3%, most banking organizations are required to maintain ratios of at least 100 to 200 basis points above 3%. NationsBank's leverage ratio at June 30, 1995 was 5.65%. Management believes that NationsBank meets its leverage ratio requirement.
                                       30

     The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), among other things, identifies five capital categories for insured depository institutions (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized) and requires the respective Federal regulatory agencies to implement systems for "prompt corrective action" for insured depository institutions that do not meet minimum capital requirements within such categories. FDICIA imposes progressively more restrictive constraints on operations, management and capital distributions, depending on the category in which an institution is classified. Failure to meet the capital guidelines could also subject a banking institution to capital raising requirements. An "undercapitalized" bank must develop a capital restoration plan and its parent holding company must guarantee that bank's compliance with the plan. The liability of the parent holding company under any such guarantee is limited to the lesser of 5% of the bank's assets at the time it became "undercapitalized" or the amount needed to comply with the plan. Furthermore, in the event of the bankruptcy of the parent holding company, such guarantee would take priority over the parent's general unsecured creditors. In addition, FDICIA requires the various regulatory agencies to prescribe certain non-capital standards for safety and soundness relating generally to operations and management, asset quality and executive compensation and permits regulatory action against a financial institution that does not meet such standards.
     The various regulatory agencies have adopted substantially similar regulations that define the five capital categories identified by FDICIA, using the total risk-based capital, Tier 1 risk-based capital and leverage capital ratios as the relevant capital measures. Such regulations establish various degrees of corrective action to be taken when an institution is considered undercapitalized. Under the regulations, a "well capitalized" institution must have a Tier 1 capital ratio of at least 6%, a total capital ratio of at least 10% and a leverage ratio of at least 5% and not be subject to a capital directive order. An "adequately capitalized" institution must have a Tier 1 capital ratio of at least 4%, a total capital ratio of at least 8% and a leverage ratio of at least 4%, or 3% in some cases. Under these guidelines, each of the Banks is considered adequately or well capitalized.
     Banking agencies have recently adopted final regulations which mandate that regulators take into consideration concentrations of credit risk and risks from non-traditional activities, as well as an institution's ability to manage those risks, when determining the adequacy of an institution's capital. This evaluation will be made as a part of the institution's regular safety and soundness examination. Banking agencies also have recently adopted final regulations requiring regulators to consider interest rate risk (when the interest rate sensitivity of an institution's assets does not match the sensitivity of its liabilities or its off-balance-sheet position) in the evaluation of a bank's capital adequacy. Concurrently, banking agencies have proposed a methodology for evaluating interest rate risk. After gaining experience with the proposed measurement process, these banking agencies intend to propose further regulations to establish an explicit risk-based capital charge for interest rate risk.
     DISTRIBUTIONS. The Corporation's funds for cash distributions to its shareholders are derived from a variety of sources, including cash and temporary investments. The primary source of such funds, however, is dividends received from its banking subsidiaries. The amount of dividends that each Bank may declare in a calendar year without approval of the Comptroller is the Bank's net profits for that year, as defined by statute, combined with its net retained profits, as defined, for the preceding two years. In addition, from time to time NationsBank applies for, and may receive, permission from the Comptroller for one or more of the Banks to declare special dividends. In 1995, the Banks can initiate dividend payments without prior regulatory approval of up to $1.0 billion plus an additional amount equal to their net profits for 1995 up to the date of any such dividend declaration.
     In addition to the foregoing, the ability of NationsBank and the Banks to pay dividends may be affected by the various minimum capital requirements and the capital and non-capital standards established under FDICIA as described above. Furthermore, the Comptroller may prohibit the payment of a dividend by a national bank if it determines that such payment would constitute an unsafe or unsound practice. The right of NationsBank, its shareholders and its creditors to participate in any distribution of the assets or earnings of its subsidiaries is further subject to the prior claims of creditors of the respective subsidiaries.
     SOURCE OF STRENGTH. According to Federal Reserve Board policy, bank holding companies are expected to act as a source of financial strength to each subsidiary bank and to commit resources to support each such subsidiary. This support may be required at times when a bank holding company may not be able to provide such support. In the event of a loss suffered or anticipated by the
FDIC -- either as a result of default of a banking or thrift subsidiary of NationsBank or related to FDIC assistance provided to a subsidiary in danger of default -- the other banking subsidiaries of NationsBank may be assessed for the FDIC's loss, subject to certain exceptions.
                                       31

                             INFORMATION ABOUT ICBK
GENERAL
     ICBK is a Florida state-chartered commercial bank. It provides commercial banking services through a network of 24 branch offices -- 16 in Dade County, six in Broward County and two in Palm Beach County. Its deposits are insured by the FDIC. ICBK's principal executive offices are located at 200 Southeast First Street, Miami, Florida 33131. Its telephone number is (305) 377-6900. As of June 30, 1995, ICBK had total assets of $1.14 billion and total deposits of $952 million. As of June 30, 1995, ICBK had approximately 568 employees.
     In addition to its primary business as a commercial bank, ICBK owns all of the outstanding stock of PAMCO, which services residential and commercial loans. PAMCO's total assets were $11.7 million at June 30, 1995. PAMCO's mortgage servicing portfolio amounted to approximately $1.1 billion at June 30, 1995. On July 31, 1995, PAMCO sold substantially all of its residential mortgage servicing portfolio, recognizing a pre-tax profit of approximately $6 million, but retained the business of servicing approximately $100 million in loans.
     ICBK offers a wide range of bank services to individuals and businesses located in its primary business area. Its strategy is to focus on small to medium-sized businesses as well as high net worth individuals. ICBK is actively engaged in the business of seeking deposits from the public and making real estate, commercial and consumer loans. It offers a variety of deposit accounts to individual and commercial customers as well as related banking services. These services include interest bearing checking accounts, savings accounts, certificates of deposit, commercial checking accounts, individual retirement accounts, safe deposit boxes, bank-by-mail service, drive-in teller service, extended lobby and drive-in hours, letters of credit, draft collection and direct deposit. ICBK's principal sources of income are interest on loans and investments and service fees. Its principal expenses are interest paid on deposits and general operating expenses.
     ICBK's assets include a substantial portfolio of loans secured by real estate. At June 30, 1995, these loans totaled $496 million, representing 72% of its total loan portfolio. A significant portion of the real estate portfolio consisted of residential loans and loans made to owner-occupied businesses. Most of these loans are concentrated in South Florida, which makes ICBK susceptible to adverse changes in the real estate market in this area.
MANAGEMENT AND ADDITIONAL INFORMATION
     Certain information relating to executive compensation, various benefit plans (including stock option plans), voting securities and the principal holders thereof, certain relationships and related transactions and other related matters as to ICBK is incorporated by reference or set forth in ICBK's Annual Report on Form F-2 for the year ended December 31, 1994, incorporated herein by reference. Shareholders of ICBK desiring copies of such documents may contact ICBK at its address or telephone number indicated under "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."
SUPERVISION AND REGULATION
     ICBK is a Florida state-chartered commercial bank. As such, it is regulated primarily by the Florida Department of Banking and Finance (the "Department") and the FDIC. It is not a member of the Federal Reserve System.
     FLORIDA REGULATION. As a state-chartered commercial bank, ICBK is subject to the applicable provisions of Florida law and the regulations adopted by the Department. ICBK must file various reports with, and is subject to periodic examinations by, the Department. Florida law and the Department regulate (in conjunction with applicable federal laws and regulations), among other things, ICBK's capital, permissible activities, reserves, investments, lending authority, branching, issuance of securities, payment of dividends, transactions with affiliated parties and borrowings. Florida has permitted statewide branch banking since 1989.
     In 1992, ICBK amended its Bylaws to make inapplicable Section 607.0902, Florida Statutes, which subjects the voting rights of holders of shares acquired in certain "control share acquisitions" to approval by other shareholders.
     Legislation has been adopted in Florida permitting banks and bank holding companies located anywhere in the United States to acquire control of banks and bank holding companies located in Florida if the states in which they are located grant reciprocal rights to Florida banks and bank holding companies. Federal legislation has also been adopted which permits banks, subject to certain conditions, to acquire and establish branches nationwide, and which permits bank holding companies to own banks in multiple states subject to certain conditions.
     FDIC REGULATION. The FDIC is the primary Federal banking supervisor and regulator of ICBK. The FDIC insures deposit accounts in ICBK (up to applicable limits) through the Bank Insurance Fund ("BIF") and the Savings Association
                                       32

Insurance Fund ("SAIF"). ICBK is subject to examination and regulation by the FDIC. Such examination and regulation is intended primarily for the protection of depositors. The regulatory structure provides regulatory officials with extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to classification of assets and the establishment of adequate loss reserves for regulatory purposes.
     ICBK is subject to the FDIC's risk-based capital requirements, leverage ratio capital requirements, and a five-category definition of capital adequacy, as described above. See "INFORMATION ABOUT NATIONSBANK -- Supervision and Regulation." At June 30, 1995, ICBK had Tier 1 and total risk-based capital ratios of 12.80 percent and 14.10 percent, respectively, and a leverage ratio of
8.26 percent. In addition, ICBK was included in the highest category of capitalization at December 31, 1994.
     Under FDIC regulations, ICBK is required to pay annual insurance premiums. As a result of its July 1990 merger with Atico Savings Bank ("ASB"), ICBK must pay premiums to the SAIF, of which ASB was a member, based on deposits attributable to ASB. ICBK credits these payments against premiums it would otherwise have to pay to the BIF on such deposits.
          COMPARISON OF NATIONSBANK COMMON STOCK AND ICBK COMMON STOCK NATIONSBANK COMMON STOCK
     GENERAL. NationsBank is authorized to issue 800,000,000 shares of NationsBank Common Stock, of which 269,812,113 shares were outstanding as of June 30, 1995. NationsBank Common Stock is traded on the NYSE and the PSE under the symbol "NB;" certain shares of NationsBank Common Stock are also listed and traded on the Tokyo Stock Exchange. As of June 30, 1995, 13.7 million shares of NationsBank Common Stock were reserved for issuance under various employee benefit plans of NationsBank and upon the conversion of NationsBank's ESOP Preferred Stock, Series C (the "ESOP Preferred Stock"), 2.8 million shares were reserved for issuance under NationsBank's Dividend Reinvestment and Stock Purchase Plan, and up to 4.5 million shares were reserved for issuance in connection with the Merger. After taking into account the shares reserved as described above, the number of authorized shares of NationsBank Common Stock available for other corporate purposes as of June 30, 1995 was approximately 509 million. Since that date, approximately 30.2 million additional shares have been reserved for issuance in connection with other pending acquisitions. See "SUMMARY -- Pending Acquisitions."
     VOTING AND OTHER RIGHTS. The holders of NationsBank Common Stock are entitled to one vote per share, and, in general, a majority of votes cast with respect to a matter is sufficient to authorize action upon routine matters. Directors are elected by a plurality of the votes cast, and each shareholder entitled to vote in such election is entitled to vote each share of stock for as many persons as there are directors to be elected. In elections for directors, such shareholders do not have the right to cumulate their votes, so long as NationsBank has a class of shares registered under Section 12 of the Exchange Act (unless action is taken to provide otherwise by charter amendment, which action management does not currently intend to propose). In general, (i) amendments to NationsBank's Restated Articles of Incorporation must be approved by each voting group entitled to vote separately thereon by a majority of the votes cast by that voting group, unless the amendment creates dissenters' rights for a particular voting group, in which case such amendment must be approved by a majority of the votes entitled to be cast by such voting group; (ii) a merger or share exchange required to be approved by the shareholders must be approved by each voting group entitled to vote separately thereon by a majority of the votes entitled to be cast by that voting group; and (iii) the dissolution of NationsBank, or the sale of all or substantially all of the property of NationsBank other than in the usual and regular course of business, must be approved by a majority of all votes entitled to be cast thereon.
     In the event of liquidation, holders of NationsBank Common Stock would be entitled to receive pro rata any assets legally available for distribution to shareholders with respect to shares held by them, subject to any prior rights of any Preferred Stock (as described below) then outstanding.
     NationsBank Common Stock does not have any preemptive rights, redemption privileges, sinking fund privileges or conversion rights. All the outstanding shares of NationsBank Common Stock are, and upon issuance the shares of NationsBank Common Stock to be issued to shareholders of ICBK will be, validly issued, fully paid and nonassessable.

     Chemical Bank acts as transfer agent and registrar for NationsBank Common Stock.

     DISTRIBUTIONS. The holders of NationsBank Common Stock are entitled to receive such dividends or distributions as the Board of Directors of NationsBank may declare out of funds legally available for such payments. The payment of distributions by NationsBank is subject to the restrictions of North Carolina law applicable to the declaration of distributions by a
                                       33
business corporation. A corporation generally may not authorize and make distributions if, after giving effect thereto, it would be unable to meet its debts as they become due in the usual course of business or if the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if it were to be dissolved at the time of distribution, to satisfy claims upon dissolution of shareholders who have preferential rights superior to the rights of the holders of its common stock. In addition, the payment of distributions to shareholders is subject to any prior rights of outstanding Preferred Stock. Share dividends, if any are declared, may be paid from NationsBank's authorized but unissued shares.
     The ability of NationsBank to pay distributions is affected by the ability of the Banks to pay dividends. The ability of the Banks, as well as of NationsBank, to pay dividends in the future currently is, and could be further, influenced by bank regulatory requirements and capital guidelines. See "INFORMATION ABOUT NATIONSBANK -- Supervision and Regulation -- Distributions."
     PREFERRED STOCK. NationsBank has authorized 45,000,000 shares of preferred stock and may issue such preferred stock in one or more series, each with such preferences, limitations, designations, conversion rights, voting rights, distribution rights, voluntary and involuntary liquidation rights and other rights as it may determine (the "Preferred Stock"). NationsBank has designated 3,000,000 shares of ESOP Preferred Stock, of which 2,553,552 shares were issued and outstanding as of June 30, 1995.
     THE FOLLOWING SUMMARY OF THE ESOP PREFERRED STOCK IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE DESCRIPTION THEREOF CONTAINED IN NATIONSBANK'S RESTATED ARTICLES OF INCORPORATION ATTACHED AS EXHIBIT 3(I) TO THE CORPORATION'S QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED JUNE 30, 1994, INCORPORATED HEREIN BY REFERENCE.
     The ESOP Preferred Stock was first issued in the transaction by which NationsBank was formed from the merger of NCNB Corporation and C&S/Sovran Corporation in 1991 upon the conversion of shares of ESOP Convertible Preferred Stock, Series C of C&S/Sovran Corporation. All shares are held by the trustee under the NationsBank Corporation Retirement Savings Plan (the "ESOP").
     Shares of ESOP Preferred Stock have no preemptive or preferential rights to purchase or subscribe for shares of NationsBank capital stock of any class and are not subject to any sinking fund or other obligation of NationsBank to repurchase or retire the series, except as discussed below.
     Each share of ESOP Preferred Stock is entitled to an annual dividend, subject to certain adjustments, of $3.30 per share, payable semiannually. Unpaid dividends accumulate as of the date on which they first became payable, without interest. So long as any shares of ESOP Preferred Stock are outstanding, no dividend may be declared, paid or set apart for payment on any other series of stock ranking on a parity with ESOP Preferred Stock as to dividends, unless like dividends have been declared and paid, or set apart for payment, on the ESOP Preferred Stock for all dividend payment periods ending on or before the dividend payment date for such parity stock, ratably in proportion to their respective amounts of accumulated and unpaid dividends. NationsBank generally may not declare, pay or set apart for payment any dividends (except for, among other things, dividends payable solely in shares of stock ranking junior to the ESOP Preferred Stock as to dividends or upon liquidation) on, make any other distribution on, or make payment on account of the purchase, redemption or other retirement of, any other class or series of NationsBank capital stock ranking junior to the ESOP Preferred Stock as to dividends or upon liquidation, until full cumulative dividends on the ESOP Preferred Stock have been declared and paid or set apart for payment when due.
     The holder of the ESOP Preferred Stock is entitled to vote on all matters submitted to a vote of the holders of NationsBank Common Stock and votes together with the holders of NationsBank Common Stock as one class. Except as otherwise required by applicable law, the holder of the ESOP Preferred Stock has no special voting rights. To the extent that the holder of such shares is entitled to vote, each share is entitled to the number of votes equal to the number of shares of NationsBank Common Stock into which such share of ESOP Preferred Stock could be converted on the record date for determining the shareholders entitled to vote, rounded to the nearest whole vote.
     Shares of the ESOP Preferred Stock initially are convertible into NationsBank Common Stock at a conversion rate equal to 0.84 shares of NationsBank Common Stock per share of ESOP Preferred Stock, and a conversion price of $42.50 per 0.84 shares of NationsBank Common Stock, subject to certain customary anti-dilution adjustments.
     In the event of any voluntary or involuntary dissolution, liquidation or winding-up of NationsBank, the holder of the ESOP Preferred Stock will be entitled to receive out of the assets of NationsBank available for distribution to shareholders, subject to the rights of the holders of any Preferred Stock ranking senior to or on a parity with the ESOP Preferred Stock as to
                                       34
distributions upon liquidation, dissolution or winding-up but before any amount will be paid or distributed among the holders of NationsBank Common Stock or any other shares ranking junior to the ESOP Preferred Stock as to such distributions, liquidating distributions of $42.50 per share plus all accrued and unpaid dividends thereon to the date fixed for distribution. If, upon any voluntary or involuntary dissolution, liquidation or winding-up of NationsBank, the amounts payable with respect to the ESOP Preferred Stock and any other stock ranking on a parity therewith as to any such distribution are not paid in full, the holder of the ESOP Preferred Stock and such other stock will share ratably in any distribution of assets in proportion to the full respective preferential amounts to which they are entitled. After payment of the full amount of the liquidating distribution to which it is entitled, the holder of the ESOP Preferred Stock will not be entitled to any further distribution of assets by NationsBank. Neither a merger or consolidation of NationsBank with or into any other corporation, nor a merger or consolidation of any other corporation with or into NationsBank nor a sale, transfer or lease of all or any portion of NationsBank's assets, will be deemed to be a dissolution, liquidation or winding-up of NationsBank.
     The ESOP Preferred Stock is redeemable, in whole or in part, at the option of NationsBank, at any time. The redemption price for the shares of the ESOP Preferred Stock will depend upon the time of redemption. Specifically, the redemption price for the 12-month period beginning July 1, 1995, is $43.82 per share; on each succeeding July 1, the redemption price will be reduced by $.33 per share, except that on and after July 1, 1999, the redemption price will be $42.50 per share, and the redemption price may be paid in cash or shares of NationsBank Common Stock. In each case, the redemption price also must include all accrued and unpaid dividends to the date of redemption. To the extent that the ESOP Preferred Stock is treated as Tier 1 capital for bank regulatory purposes, the approval of the Federal Reserve Board may be required of redemption of the ESOP Preferred Stock.
     NationsBank is required to redeem shares of the ESOP Preferred Stock at the option of the holder of such shares to the extent necessary either to provide for distributions required to be made under the ESOP or to make payments of principal, interest or premium due and payable on any indebtedness incurred by the holder of the shares for the benefit of the ESOP. The redemption price in such case will be the greater of $42.50 per share plus accrued and unpaid dividends to the date of redemption or the fair market value of the aggregate number of shares of NationsBank Common Stock into which a share of ESOP Preferred Stock then is convertible.
ICBK COMMON STOCK
     GENERAL. ICBK is authorized to issue 10,000,000 shares of ICBK Common Stock, of which 7,016,755 shares were outstanding as of the Record Date. The market prices of the ICBK Common Stock are reported on the Nasdaq National Market under the symbol "ICBK." As of the Record Date, a total of 587,120 additional shares were reserved for issuance in connection with various employee stock option plans of ICBK.
     VOTING AND OTHER RIGHTS. The holders of ICBK Common Stock are entitled to one vote per share and, in general, a majority of votes cast are sufficient to authorize action upon routine matters. Directors are elected by a plurality of votes cast, and each shareholder entitled to vote in such elections is entitled to vote each share of stock for as many persons as there are directors to be elected. In an election of directors, such shareholders do not have the right to accumulate their votes. In general, (i) amendments to ICBK's Articles of Incorporation must be approved by each voting group entitled to vote separately thereon by a majority of the votes cast by that voting group, unless the amendment creates dissenter's rights for a particular voting group, in which case such amendment must be approved by a majority of the votes entitled to be cast by such voting group, (ii) a merger or share exchange required to be approved by the shareholders must be approved by each voting group entitled to vote thereon separately by a majority of the votes entitled to be cast by that voting group, and (iii) the dissolution of ICBK, or the sale of all or substantially all of the assets of ICBK, must be approved by the majority of all votes entitled to be cast thereon.
     In the event of liquidation, holders of ICBK Common Stock would be entitled to receive pro rata any assets legally available for distribution to shareholders with respect to shares held by them, subject to any prior rights of any outstanding shares of preferred stock (as described below).
     ICBK Common Stock does not have any preemptive rights, redemption rights, sinking fund privileges or conversion rights. All of the outstanding shares of ICBK Common Stock are validly issued, fully paid and non-assessable.

     Mellon Securities Trust Company acts as transfer agent and registrar for ICBK Common Stock.

     DISTRIBUTIONS. The holders of ICBK Common Stock are entitled to receive such dividends and distributions as the Board of Directors of ICBK may declare out of funds legally available for such payments. The payment of dividends by ICBK is subject to restrictions of Florida law applicable to the declaration of distributions by a commercial bank. In general, a Florida
                                       35
bank may declare dividends without regulatory approval in an amount which does not exceed the sum of net profits for the current year combined with retained net profits for the preceding two years.
     The ability of ICBK to pay dividends in the future currently is, and could be further, influenced by bank regulatory requirements and capital guidelines. See "INFORMATION ABOUT ICBK -- Supervision and Regulation."
     ICBK PREFERRED STOCK. ICBK is authorized to issue 2,000,000 shares of preferred stock. Such stock may be issued in one or more series, each with such preferences, limitations, designations, conversion rights, voting rights, distribution rights, voluntary and involuntary liquidation rights and other rights as the Board of Directors of ICBK may determine (the "Preferred Stock"). As of June 30, 1995, ICBK had established two series of Preferred Stock -- ICBK Series A Preferred Stock, consisting of 350,000 shares, all of which were issued and outstanding, and First Series Preferred Stock, consisting of 1,000,000 shares, none of which were issued or outstanding.
     Shares of Series A Preferred Stock have no preemptive or preferential rights to purchase or subscribe for shares of ICBK capital stock of any class and are not subject to any sinking fund or other obligation of ICBK to repurchase or retire the series.
     Each share of ICBK Series A Preferred Stock is entitled to an annual dividend (subject to certain adjustments) of $.04 1/2 per share, per year, payable quarterly. Unpaid dividends accumulate as of the date they first become payable without interest. So long as any shares of ICBK Series A Preferred Stock are outstanding, no dividend may be declared, paid or set aside for payment on any other series of stock ranking on par with the ICBK Series A Preferred Stock as to dividends, unless like dividends have been declared and paid or set apart for payment, on the ICBK Series A Preferred Stock for all dividend payment periods ending on or before the dividend payment date for such parity stock, ratably in proportion to their respective amounts of accumulated and unpaid dividends. ICBK generally may not declare, pay or set aside for payment any dividends (except for, among other things, dividends payable solely in shares of stock ranking junior to the ICBK Series A Preferred Stock as to dividends or upon liquidation) on, make any other distribution on, or make payment on account of the purchase, redemption or other retirement of, any other class or series of ICBK capital stock ranking junior to the ICBK Series A Preferred Stock as to dividends or upon liquidation, until cumulative dividends on the ICBK Series A Preferred Stock have been declared and paid or set aside for payment when due.
     The holder of the ICBK Series A Preferred Stock is entitled to vote on all matters submitted to a vote of the holders of the ICBK Common Stock and votes together with the holders of the ICBK Common Stock as one class, except as otherwise required by applicable law. Certain actions, such as the Merger, require the affirmative vote of the holders of the Series A Preferred Stock, voting as a separate class. To the extent that the holder of such shares is entitled to vote, each share is entitled to one vote per share.
     In the event of any voluntary or involuntary dissolution, liquidation or winding-up of ICBK, the holder of the ICBK Series A Preferred Stock will be entitled to receive out of the assets of ICBK available for distribution to shareholders, subject to the rights of the holders of any Preferred Stock ranking senior to or on parity with the ICBK Series A Preferred Stock as to distributions upon liquidation, dissolution or winding-up but before any amount will be paid or distributed among the holders of ICBK Common Stock or any other shares ranking junior to the ICBK Series A Preferred Stock as to such distributions, a liquidating distribution of $1.00 per share, plus all accrued and unpaid dividends thereon to the date fixed for distribution. If, upon any voluntary or involuntary dissolution, liquidation or winding-up of ICBK, the amounts payable with respect to the ICBK Series A Preferred Stock and any other stock ranking on a parity therewith as to such distributions are not paid in full, the holder of the ICBK Series A Preferred Stock and such other stock will share ratably in any distribution of shares in proportion to the full respective preferential amounts as to which they are entitled. After payment of the full amount of the liquidating distribution to which it is entitled, a holder of the Series A Preferred Stock will not be entitled to any further distribution of assets by ICBK. Neither a merger or consolidation of ICBK with or into another corporation nor a merger or consolidation of any other corporation with or into ICBK, nor a sale, transfer or lease of all or any portion of ICBK's assets will be deemed to be a dissolution, liquidation or winding-up of ICBK.
     The ICBK Series A Preferred Stock is redeemable in whole or in part at the option of ICBK at any time subject to the prior approval of the holders of the majority of outstanding shares of ICBK Common Stock and ICBK Series A Preferred Stock, voting together as a single class. The redemption price for the shares of ICBK Series A Preferred Stock is an amount equal to $1.00 per share plus all accrued and unpaid dividends to the date of redemption.
                                       36

COMPARISON OF VOTING AND OTHER RIGHTS
     NationsBank is a North Carolina corporation subject to the provisions of the NCBCA. ICBK is a Florida state-chartered commercial bank regulated primarily by the Department and the FDIC. Furthermore, ICBK is a Florida corporation subject to the provisions of the FBCA. Shareholders of ICBK (other than those who perfect dissenters' rights), whose rights are governed by ICBK's Articles of Incorporation and Bylaws and by the FBCA, will upon consummation of the Merger, become shareholders of NationsBank. As shareholders of NationsBank, their rights will then be governed by the Restated Articles of Incorporation and the Amended and Restated Bylaws of NationsBank and by the NCBCA. Except as set forth below, there are no material differences between the rights of ICBK shareholders under ICBK's Articles of Incorporation and Bylaws and under the FBCA, on the one hand, and the rights of NationsBank's shareholders under NationsBank's Restated Articles of Incorporation, its Amended and Restated Bylaws and the NCBCA, on the other hand. This summary does not purport to be a complete discussion of, and is qualified in its entirety by reference to, the governing law and governing corporate documents of each corporation.
     PREFERRED STOCK. The ICBK Common Stock is subject to the preferential rights of the ICBK Series A Preferred Stock, consisting of 350,000 shares, all of which are issued and outstanding, and any other class or series of preferred stock that may be created pursuant to ICBK's Articles of Incorporation. The NationsBank Common Stock is subject to the preferential rights of ESOP Preferred Stock and any other class or series of preferred stock that may be created pursuant to NationsBank's Restated Articles of Incorporation.
     MEETINGS OF SHAREHOLDERS. A special meeting of NationsBank shareholders may be called for any purpose by the NationsBank Board of Directors, by the Chairman of the NationsBank Board of Directors or by NationsBank's Chief Executive Officer or President. A quorum for a meeting of NationsBank shareholders is a majority of the outstanding shares of NationsBank Common Stock entitled to vote. A majority of the votes cast is generally required for an action by the NationsBank shareholders. North Carolina law provides that these quorum and voting requirements may only be increased with approval of NationsBank shareholders.
     A special meeting of ICBK shareholders may be called for any purpose or purposes at any time by the Chairman of the Board, the President, or a majority of the Board of Directors of ICBK and shall be called by the Chairman of the Board, the President, or the Secretary upon the written request of the holders of not less than 10% of all the shares of outstanding capital stock of ICBK entitled to vote at the meeting. A quorum for a meeting of ICBK shareholders is a majority of the outstanding shares of ICBK Common Stock entitled to vote at the meeting. A majority of the votes cast at a shareholders' meeting is generally required for an action by the ICBK shareholders. For certain actions, such as an amendment to the Articles of Incorporation of ICBK or a merger, a majority of the votes entitled to be cast is required to approve such action. Florida law provides that these quorum and voting requirements may only be changed by an amendment to the Articles of Incorporation of ICBK, which amendment would require approval of ICBK's shareholders.
     Section 607.0901 of the FBCA ("Section 607.0901") requires that, in addition to any vote required by the FBCA and a corporation's articles of incorporation and subject to the exceptions described below, any "Affiliated Transaction" between a Florida corporation and any beneficial owner of 10% or more of the corporation's voting shares, including shares held by any associate or affiliate of such a person (an "Interested Shareholder"), be approved by the affirmative vote of the holders of two-thirds of the voting shares of the corporation's stock, excluding for such purposes any shares held by the Interested Shareholder. An "Affiliated Transaction" includes, among other transactions: (i) any merger or consolidation of the corporation or any of its subsidiaries with an Interested Shareholder or an associate or affiliate of an Interested Shareholder, (ii) any sale, exchange or other disposition of assets of the corporation to an Interested Shareholder or an associate or affiliate of an Interested Shareholder, having an aggregate market value equal to 5% or more of the consolidated assets of the corporation or 5% or more of the aggregate market value of all of the outstanding shares of the corporation, or representing 5% or more of the earning power or net income of the corporation, and (iii) the issuance or transfer to the Interested Shareholder or an associate or affiliate of the Interested Shareholder, by the corporation, of shares of the corporation or any of its subsidiaries which have an aggregate market value equal to 5% or more of the aggregate market value of all of the outstanding shares of the corporation.
     The voting requirements of Section 607.0901 do not apply, however, to an Affiliated Transaction if, among other things: (a) the Affiliated Transaction has been approved by a majority of the disinterested directors on the corporation's board of directors, (b) the Interested Shareholder has been the beneficial owner of at least 80% of the corporation's outstanding voting shares for at least five years, (c) certain fair price requirements have been met, or
(d) the corporation has not had more than 300 shareholders of record at any time during the three years preceding the date of the first general public announcement of a
                                       37
proposed Affiliated Transaction. Although ICBK is subject to Section 607.0901, the proposed Merger is not subject to the voting requirements of the statute because the Merger has been approved by a majority of ICBK's disinterested directors.
     DISTRIBUTIONS. The payment of distributions to holders of NationsBank Common Stock is subject to the provisions of the NCBCA, the preferential rights of the holders of Preferred Stock and the ability of the Banks to pay dividends to NationsBank, as restricted by various bank regulatory agencies. See "INFORMATION ABOUT NATIONSBANK -- Supervision and Regulation -- Distributions" and "COMPARISON OF NATIONSBANK COMMON STOCK AND ICBK STOCK -- NationsBank Common Stock -- Preferred Stock." The payment of distributions to holders of ICBK stock is subject to the provisions of Florida law applicable to the declaration of distributions by commercial banks, the FBCA and the preferential rights of the holders of Preferred Stock. See "COMPARISON OF NATIONSBANK COMMON STOCK AND ICBK STOCK -- ICBK Common Stock -- Distributions" and "COMPARISON OF NATIONSBANK COMMON STOCK AND ICBK STOCK -- ICBK Common Stock -- Preferred Stock."
     SIZE AND CLASSIFICATION OF THE BOARD OF DIRECTORS. The size of the NationsBank Board of Directors may be established by the shareholders or by the NationsBank Board of Directors, provided that the NationsBank Board of Directors may not set the number of directors at less than five nor more than 30. Any change to this permissible range for the size of the NationsBank Board of Directors must be approved by the NationsBank shareholders. The NationsBank Board of Directors is not divided into classes, and all directors are elected annually. The size of the ICBK Board of Directors may be set by the shareholders or by the Board of Directors of ICBK; provided that the ICBK Board of Directors may not set the number of directors at less than five nor more than 25; and provided further that a majority of the full Board of Directors may, at any time during the year following the annual meeting of shareholders in which such action has been authorized, increase the number of directors by not more than two and appoint persons to fill the resulting vacancies. The ICBK Board of Directors is not divided into classes. All directors are elected annually by the shareholders, except that vacancies on the Board of Directors may be filled by the affirmative vote of a majority of the directors then in office, even if less than a quorum.
     REMOVAL OF DIRECTORS. Generally, directors of NationsBank may be removed by the shareholders with or without cause by the affirmative vote of a majority of the votes cast, unless NationsBank's Restated Articles of Incorporation are amended to provide otherwise. In addition, the NCBCA provides that an appropriate court can remove a director upon petition of the holders of at least 10% of the outstanding shares of any class of stock of NationsBank upon certain findings by such court. The shareholders of ICBK may, at any special meeting the notice of which shall state that it is called for that purpose, remove, with or without cause, any director by the affirmative vote of a majority of the votes cast.
     SHAREHOLDER INSPECTION RIGHTS; SHAREHOLDER LISTS. Under North Carolina law, qualified shareholders have the right to inspect and copy (a) certain of NationsBank's official corporate documents and (b) NationsBank's books and records in good faith and for a proper purpose. Such right of inspection requires that the shareholder give NationsBank written notice of the demand, describing with reasonable particularity his purpose and the requested records. The right of inspection extends not only to shareholders of record but also beneficial owners whose beneficial ownership is certified to NationsBank by the shareholder of record. However, NationsBank is under no duty to provide any accounting records or any records with respect to any matter that it determines in good faith may, if disclosed, adversely effect NationsBank in the conduct of its business or may constitute material nonpublic information, and the right of inspection is limited to NationsBank shareholders who either have been NationsBank shareholders at least six months or who hold at least 5% of the outstanding shares of any class of NationsBank stock. In addition, NationsBank is required to prepare a shareholder list with respect to any shareholders' meeting and to make such list available to NationsBank shareholders beginning two business days after notice of such meeting is given and continuing through such meeting and any adjournments thereof.
     Under Florida law, shareholders of a bank, other than a qualified director, officer or employee thereof, may not examine any of the books or records of the bank other than the general statement of condition of its general assets and liabilities, the quarterly reports of condition and quarterly reports of income required to be submitted to the Department, and a complete record of the names and residences of all the shareholders of the bank and the number of shares held by each. ICBK is required to maintain a current shareholder list and to make such list available to ICBK shareholders for a period beginning ten days prior to any shareholders' meeting and continuing through such meeting and any adjournments thereof.
     DISSENTER'S RIGHTS. The NCBCA generally provides dissenter's rights for mergers and share exchanges that require shareholder approval, sales of substantially all the assets (other than sales that are in the usual and regular course of business and certain liquidations and court-ordered sales), and certain amendments to the articles of incorporation of a North Carolina corporation. The FBCA generally provides dissenter's rights in mergers and share exchanges that require shareholder approval, sales of substantially all the assets (other than sales that are in the usual and regular course of business), and certain amendments to the articles of incorporation of a Florida corporation.
                                       38

     MISCELLANEOUS. Chemical Bank acts as transfer agent and registrar for the NationsBank Common Stock, while Mellon Securities Trust Company acts as transfer agent and registrar for the ICBK Common Stock. NationsBank Common Stock is listed and traded on the NYSE and the PSE. Certain shares of NationsBank Common Stock are also listed and traded on the Tokyo Stock Exchange. ICBK Common Stock is traded on The Nasdaq Stock Market as a NNB Security.

                                 LEGAL OPINIONS
     The legality of the NationsBank Common Stock to be issued in connection with the Merger and certain other legal matters in connection with the Merger will be passed upon by Smith Helms Mulliss & Moore, L.L.P., Charlotte, North Carolina. As of the date of this Proxy Statement-Prospectus, certain members of Smith Helms Mulliss & Moore, L.L.P., beneficially owned approximately 50,000 shares of NationsBank Common Stock. Certain tax consequences of the Merger will be passed upon by Blanchfield Cordle & Moore, P.A.
                                    EXPERTS
     The consolidated financial statements of NationsBank incorporated in this Proxy Statement-Prospectus by reference to the NationsBank Annual Report on Form 10-K for the year ended December 31, 1994, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.
     The consolidated financial statements of ICBK incorporated in this Proxy Statement-Prospectus by reference to the ICBK Annual Report on Form F-2 for the year ended December 31, 1994 have been so incorporated in reliance on the report of Arthur Andersen LLP, independent certified public accountants, given on the authority of said firm as experts in giving said reports.
                             SHAREHOLDER PROPOSALS
     It is not anticipated that ICBK will hold a 1996 Annual Meeting of Shareholders unless the Merger is not consummated. If the Agreement is terminated, any shareholder proposal intended for inclusion in the proxy statement and form of proxy relating to the 1996 Annual Meeting of Shareholders must be received by ICBK no later than December 29, 1995.
                                 OTHER MATTERS
     As of the date of this Proxy Statement-Prospectus, the Board of Directors of ICBK knows of no matters that will be presented for consideration at the Special Meeting other than as described in this Proxy Statement-Prospectus. However, if any other matters shall properly come before the Special Meeting or any adjournments or postponements thereof and be voted upon, the enclosed proxies shall be deemed to confer discretionary authority on the individuals named as proxies therein to vote the shares represented by such proxies as to any such matters. The persons named as proxies intend to vote or not to vote in accordance with the recommendation of the management of ICBK.
                                       39

                                                                      APPENDIX A
                          AGREEMENT AND PLAN OF MERGER
                                    BETWEEN
                            NATIONSBANK CORPORATION
                                      AND
                             INTERCONTINENTAL BANK
                                 JUNE 26, 1995
                                      A-1

                               TABLE OF CONTENTS

                                                                                                                         PAGE
                                                          ARTICLE I
                                                     CERTAIN DEFINITIONS
1.01    Certain Definitions...........................................................................................    A-5
                                                         ARTICLE II
                                             THE MERGER AND RELATED TRANSACTIONS
2.01    Merger........................................................................................................    A-8
2.02    Time and Place of Closing.....................................................................................    A-9
2.03    Effective Time................................................................................................    A-9
2.04    Reservation of Right to Revise Transaction....................................................................    A-9
                                                         ARTICLE III
                                                 MANNER OF CONVERTING SHARES
3.01    Conversion....................................................................................................    A-9
3.02    Anti-Dilution Provisions......................................................................................   A-10
                                                         ARTICLE IV
                                                     EXCHANGE OF SHARES
4.01    Exchange Procedures...........................................................................................   A-10
4.02    Voting and Dividends..........................................................................................   A-10
                                                          ARTICLE V
                                           REPRESENTATIONS AND WARRANTIES OF ICBK
5.01    Organization, Standing, and Authority.........................................................................   A-11
5.02    ICBK Capital Stock............................................................................................   A-11
5.03    Subsidiaries..................................................................................................   A-11
5.04    Authorization of Merger and Related Transactions..............................................................   A-12
5.05    Securities Reporting Documents and Financial Statements.......................................................   A-12
5.06    Absence of Undisclosed Liabilities............................................................................   A-12
5.07    Tax Matters...................................................................................................   A-13
5.08    Allowance for Credit Losses...................................................................................   A-13
5.09    Other Tax and Regulatory Matters..............................................................................   A-13
5.10    Properties....................................................................................................   A-13
5.11    Compliance with Laws..........................................................................................   A-13
5.12    Employee Benefit Plans........................................................................................   A-14
5.13    Commitments and Contracts.....................................................................................   A-15
5.14    Material Contract Defaults....................................................................................   A-15
5.15    Legal Proceedings.............................................................................................   A-15
5.16    Absence of Certain Changes or Events..........................................................................   A-16
5.17    Reports.......................................................................................................   A-16
5.18    Statements True and Correct...................................................................................   A-16
5.19    Insurance.....................................................................................................   A-16
5.20    Labor.........................................................................................................   A-16
5.21    Material Interests of Certain Persons.........................................................................   A-16
5.22    Registration Obligations......................................................................................   A-16
5.23    Brokers and Finders...........................................................................................   A-17
5.24    State Takeover Laws...........................................................................................   A-17
5.25    Environmental Matters.........................................................................................   A-17
5.26    Support of Stockholders.......................................................................................   A-17

                                      A-2

                                                         ARTICLE VI
                                        REPRESENTATIONS AND WARRANTIES OF NATIONSBANK
6.01    Organization, Standing and Authority..........................................................................   A-17
6.02    NationsBank Capital Stock.....................................................................................   A-17
6.03    Authorization of Merger and Related Transactions..............................................................   A-18
6.04    Financial Statements..........................................................................................   A-18
6.05    NationsBank SEC Reports.......................................................................................   A-18
6.06    Statements True and Correct...................................................................................   A-18
6.07    Capital Stock.................................................................................................   A-18
6.08    Tax and Regulatory Matters....................................................................................   A-19
6.09    Litigation....................................................................................................   A-19
6.10    Brokers and Finders...........................................................................................   A-19
                                                         ARTICLE VII
                                      CONDUCT OF BUSINESSES PRIOR TO THE EFFECTIVE TIME
7.01    Conduct of Business Prior to the Effective Time...............................................................   A-19
7.02    Forbearances..................................................................................................   A-19
                                                        ARTICLE VIII
                                                    ADDITIONAL AGREEMENTS
8.01    Access and Information........................................................................................   A-20
8.02    Registration Statement; Regulatory Matters....................................................................   A-21
8.03    Stockholders' Approvals.......................................................................................   A-21
8.04    Press Releases................................................................................................   A-21
8.05    Notice of Defaults............................................................................................   A-21
8.06    Miscellaneous Agreements and Consents; Affiliates Agreements..................................................   A-21
8.07    Indemnification...............................................................................................   A-22
8.08    Conversion of Stock Options; Restricted Stock.................................................................   A-22
8.09    Certain Change of Control Matters.............................................................................   A-22
8.10    Stock Exchange Listing........................................................................................   A-22
8.11    Declaration of Dividends......................................................................................   A-22
8.12    Employee Benefits.............................................................................................   A-23
8.13    Certain Actions...............................................................................................   A-23
8.14    Acquisition Proposals.........................................................................................   A-23
8.15    Termination Fee...............................................................................................   A-23
8.16    Delivery of ICBK Disclosure Schedule..........................................................................   A-24
                                                         ARTICLE IX
                                                         CONDITIONS
9.01    Conditions to Each Party's Obligation to Effect the Merger....................................................   A-24
9.02    Conditions to Obligations of ICBK to Effect the Merger........................................................   A-24
9.03    Conditions to Obligations of NationsBank to Effect the Merger.................................................   A-24
                                                          ARTICLE X
                                                         TERMINATION
10.01   Termination...................................................................................................   A-25
10.02   Effect of Termination.........................................................................................   A-25
10.03   Non-Survival of Representations, Warranties and Covenants Following the Effective Time........................   A-26
10.04   NationsBank Shareholders Vote.................................................................................   A-26

                                                         ARTICLE XI
                                                     GENERAL PROVISIONS
11.01   Expenses......................................................................................................   A-26
11.02   Entire Agreement..............................................................................................   A-26
11.03   Amendments....................................................................................................   A-26
11.04   Waivers.......................................................................................................   A-26
11.05   No Assignment.................................................................................................   A-26
11.06   Notices.......................................................................................................   A-26
11.07   Specific Performance..........................................................................................   A-27
11.08   Arbitration...................................................................................................   A-27
11.09   Governing Law.................................................................................................   A-27
11.10   Counterparts..................................................................................................   A-27
11.11   Captions......................................................................................................   A-27
11.12   Severability..................................................................................................   A-28

                          AGREEMENT AND PLAN OF MERGER
     THIS AGREEMENT AND PLAN OF MERGER (this "Agreement") dated as of June 26, 1995, between NATIONSBANK CORPORATION ("NationsBank"), a North Carolina corporation and a registered bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHCA"), and INTERCONTINENTAL BANK, a Florida state-chartered commercial bank ("ICBK"). Capitalized terms not otherwise defined herein shall have the meanings ascribed in Article I.
                             W I T N E S S E T H :
     WHEREAS, pursuant to the terms and subject to the conditions of this Agreement, NationsBank will acquire ICBK through the merger of ICBK with and into a wholly owned banking subsidiary (the "Bank") of NationsBank, or by such other means as provided for herein (the "Merger"); and
     WHEREAS, the respective Boards of Directors of NationsBank and ICBK have resolved that the transactions described herein are in the best interests of the parties and their respective stockholders and have approved the transactions described herein; and
     WHEREAS, NationsBank and ICBK desire to provide for certain undertakings, conditions, representations, warranties and covenants in connection with the transactions contemplated by this Agreement;
     NOW THEREFORE, in consideration of the premises and the mutual representations, warranties and agreements contained herein, the parties hereto agree as follows:
                                   ARTICLE I
                              CERTAIN DEFINITIONS
     1.01 CERTAIN DEFINITIONS. As used in this Agreement, the following terms shall have the meanings set forth below:
          (a) "ACQUISITION PROPOSAL" shall have the meaning set forth in Section 8.14.
          (b) "ACQUISITION TRANSACTION" shall have the meaning set forth in
     Section 8.14.
          (c) "AFFILIATE" shall mean, with respect to any Person, any Person that, directly or indirectly, controls or is controlled by or is under common control with such Person.
          (d) "AGREED VALUE" shall have the meaning set forth in Section
     3.01(c).
          (e) "AGREEMENT" shall have the meaning set forth in the introduction to this Agreement.
          (f) "ALLOWANCE" shall have the meaning set forth in Section 5.08.
          (g) "APPROVALS" shall mean any and all permits, consents, authorizations and approvals of any governmental or regulatory authority or of any other third person necessary to give effect to the arrangement contemplated by this Agreement or necessary to consummate the Merger.
          (h) "AUTHORIZATIONS" shall have the meaning set forth in Section 5.01.
          (i) "BANK" shall have the meaning set forth in the introduction to this Agreement.
          (j) "BHCA" shall have the meaning set forth in the recitals to this Agreement.
          (k) "CLOSING" shall have the meaning set forth in Section 2.02.
          (l) "CODE" shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations thereunder.
          (m) "CONDITION" shall have the meaning set forth in Section 5.01.
          (n) "DEPARTMENT" shall mean the Department of Banking and Finance of the State of Florida.
          (o) "EFFECTIVE TIME" shall have the meaning set forth in Section 2.03.
          (p) "EMPLOYEE" shall mean any current or former employee, officer or director, independent contractor or retiree of ICBK or its Subsidiaries and any dependent or spouse thereof.
          (q) "ENVIRONMENTAL LAW" shall have the meaning set forth in Section 5.25.
                                      A-5

          (r) "ERISA" shall have the meaning set forth in Section 5.12.
          (s) "EXCHANGE ACT" shall mean the Securities Exchange Act of 1934, as amended.
          (t) "EXCHANGE AGENT" shall have the meaning set forth in Section 3.01(d).
          (u) "EXCHANGE RATIO" shall mean $30 divided by the NationsBank Common Stock Exchange Value Per Share.
          (v) "EXPENSES" shall have the meaning set forth in Section 8.15.
          (w) "FDIC" shall mean the Federal Deposit Insurance Corporation.
          (x) "FEDERAL RESERVE BOARD" shall mean the Board of Governors of the Federal Reserve System and any Federal Reserve Bank.
          (y) "GAAP" shall mean generally accepted accounting principles in the United States.
          (z) "HEADQUARTERS CITY" shall have the meaning set forth in Section 2.01.
          (aa) "ICBK" shall have the meaning set forth in the introduction to this Agreement.
          (ab) "ICBK BENEFIT PLAN" shall have the meaning set forth in Section 5.12(a).
          (ac) "ICBK BOARD" shall mean the Board of Directors of ICBK.
          (ad) "ICBK COMMON STOCK" shall mean the common stock, par value $2.00 per share, of ICBK.
          (ae) "ICBK DISCLOSURE SCHEDULE" shall mean that document containing the written detailed information prepared by ICBK and delivered by ICBK to NationsBank which appropriately cross-references each Section of the Agreement to which that Section of the ICBK Disclosure Schedule applies.
          (af) "ICBK ERISA PLAN" shall have the meaning set forth in Section 5.12(a).
          (ag) "ICBK FINANCIAL STATEMENTS" shall have the meaning set forth in
     Section 5.05.
          (ah) "ICBK OPTIONS" shall have the meaning set forth in Section 8.08.
          (ai) "ICBK PREFERRED STOCK" shall mean the Series A preferred stock, no par value, of ICBK.
          (aj) "ICBK STOCK PLAN" shall have the meaning set forth in Section
     5.12.
          (ak) "INDEMNIFIED PARTY" shall have the meaning set forth in Section 8.07.
          (al) "LIENS" shall have the meaning set forth in Section 5.03.
          (am) "MATERIAL ADVERSE EFFECT" shall have the meaning set forth in
     Section 5.01.
          (an) "MERGER" shall have the meaning set forth in the recitals to this Agreement.
          (ao) "MERGER CONSIDERATION" shall mean the combination of (i) NationsBank Common Stock and (ii) cash in lieu of fractional shares to be issued by NationsBank in the Merger.
          (ap) "NASD" shall mean the National Association of Securities Dealers, Inc.
          (aq) "NATIONSBANK" shall have the meaning set forth in the introduction to this Agreement.
          (ar) "NATIONSBANK COMMON STOCK" shall mean the common stock of NationsBank.
          (as) "NATIONSBANK COMMON STOCK EXCHANGE VALUE PER SHARE" shall mean the average closing price of one share of NationsBank Common Stock computed for the 10 trading day period on the NYSE Composite Transactions List (as reported by THE WALL STREET JOURNAL or, if not reported thereby, any other authoritative source) ending five business days prior to the Closing.
          (at) "NATIONSBANK FINANCIAL STATEMENTS" shall have the meaning set forth in Section 6.04.
          (au) "NATIONSBANK SEC DOCUMENTS" shall have the meaning set forth in
     Section 6.04.
          (av) "NON-KEY EMPLOYMENT AGREEMENT" shall have the meaning set forth in Section 5.13.
          (aw) "NYSE" shall mean the New York Stock Exchange, Inc.
                                      A-6

          (ax) "OCC" shall mean the Office of the Comptroller of the Currency.
          (ay) "PAMCO" shall mean Pan American Mortgage Corp., a wholly-owned subsidiary of ICBK.
          (az) "PERSON" or "PERSON" shall mean any individual, corporation, association, partnership, group (as defined in Section 13(d)(3) of the Exchange Act), joint venture, trust or unincorporated organization, or a government or any agency or political subdivision thereof.
          (ba) "PROXY STATEMENT" shall have the meaning set forth in Section
     5.18.
          (bb) "REDEMPTION" shall have the meaning set forth in Section 3.01.
          (bc) "REGISTRATION STATEMENT" shall have the meaning set forth in
     Section 5.18
          (bd) "REGULATORY AGREEMENTS" shall have the meaning set forth in
     Section 5.11(b).
          (be) "REGULATORY AUTHORITIES" shall have the meaning set forth in
     Section 5.11(b).
          (bf) "REMEDIES EXCEPTION" shall mean bankruptcy, insolvency, reorganization, moratorium and similar laws.
          (bg) "REPORTS" shall have the meaning set forth in Section 5.17.
          (bh) "RESTRICTED STOCK" SHALL HAVE THE MEANING SET FORTH IN SECTION 8.08.
          (bi) "SEC" shall mean the Securities and Exchange Commission.
          (bj) "SECURITIES ACT" shall mean the Securities Act of 1933, as amended.
          (bk) "SECURITIES LAWS" shall have the meaning set forth in Section 5.04(c).
          (bl) "SECURITIES REPORTING DOCUMENTS" shall have the meaning set forth in Section 5.05.
          (bm) "STATE REGULATORY COMMISSIONERS" shall have the meaning set forth in Section 5.04(c).
          (bn) "STOCKHOLDERS' MEETINGS" shall have the meaning set forth in
     Section 5.18.
          (bo) "SUBSIDIARY" shall mean, in the case of either NationsBank or ICBK, any corporation, association or other entity in which it owns or controls, directly or indirectly, 25% or more of the outstanding voting securities or 25% or more of the total equity interest; PROVIDED, HOWEVER, that the term shall not include any such entity in which such voting securities or equity interest is owned or controlled in a fiduciary capacity, without sole voting power, or was acquired in securing or collecting a debt previously contracted in good faith.
          (bp) "SURVIVING ASSOCIATION" shall have the meaning set forth in
     Section 2.01.
          (bq) "TAX" or "TAXES" shall mean all federal, state, local and foreign taxes, charges, fees, levies, imposts, duties or other assessments, including, without limitation, income, gross receipts, excise, employment, sales, use, transfer, license, payroll, franchise, severance, stamp, occupation, windfall profits, environmental, federal highway use, commercial rent, customs duties, capital stock, paid up capital, profits, withholding, Social Security, single business and unemployment, disability, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated, or other tax or governmental fee of any kind whatsoever, imposed or required to be withheld by the United States or any state, local, foreign government or subdivision or agency thereof, including, without limitation, any interest, penalties or additions thereto.
          (br) "TAXABLE PERIOD" shall mean any period prescribed by any governmental authority, including, but not limited to, the United States or any state, local, foreign government or subdivision or agency thereof for which a Tax Return is required to be filed or Tax is Required to be paid.
          (bs) "TAX RETURN" shall mean any report, return, information return or other information required to be supplied to a taxing authority in connection with Taxes, including, without limitation, any return of an affiliated or combined or unitary group that includes ICBK or its Subsidiary.
          (bt) "TERMINATION FEE" shall have the meaning set forth in Section
     8.15.
          (bu) "VOTING POWER" shall mean the right to vote generally in the election of Directors of ICBK through the beneficial ownership of ICBK Common Stock, ICBK Preferred Stock or other securities entitled to vote generally in the election of Directors of ICBK.
                                      A-7

                                   ARTICLE II
                      THE MERGER AND RELATED TRANSACTIONS
2.01 MERGER.
          (a) NationsBank shall cause the Bank to be formed as an interim or DE NOVO banking association under the banking laws of the United States and a wholly-owned subsidiary of NationsBank, which association shall have its principal place of business located in Miami, Florida or another city in Florida designated by NationsBank (the "Headquarters City"). The Bank shall be authorized by its Articles of Association to issue at least 560,000 shares of stock, $5 par value (the "Bank Common Stock") and shall have stated capital of approximately $2,800,000 and surplus of approximately $560,000. Upon organization of the Bank, NationsBank shall cause the Board of Directors of the Bank (i) to approve this Agreement and the transactions contemplated hereunder and (ii) to authorize and direct an officer of the Bank to execute and deliver this Agreement.
          (b) Subject to the terms and conditions of this Agreement, at the Effective Time of the Merger (as defined in Section 2.03 of this Agreement), ICBK shall be merged with and into the Bank in accordance with the provisions of the Florida Banking Code and the banking laws of the United States of America and with the effect provided therein. The separate corporate existence of ICBK shall thereupon cease, and the Bank shall be the surviving association in the Merger (the "Surviving Association") and shall continue to be governed by the banking laws of the United States.
          (c) The name of the Surviving Association shall be "Intercontinental Bank, N.A." or some other name designated by NationsBank. As of the Effective Time of the Merger, the Articles of Association of the Surviving Association shall be amended to increase the par value of the common stock of the Surviving Association from $5 per share to $100 per share. The Articles of Association, as amended, and Bylaws of the Surviving Association shall continue in effect until amended as provided by law.
          (d) All assets of ICBK as they exist at the Effective Time of the Merger shall pass to and vest in the Surviving Association without any conveyance or other transfer. The Surviving Association shall be responsible and liable for all of the liabilities of every kind and description, including liabilities arising from the operation of a trust department, of each of the merging banks existing as of the Effective Time of the Merger. The members of a committee of six members, three to be appointed by the Board of Directors of each of ICBK and the Bank at the time of the Merger, shall have satisfied themselves that the statement of condition of ICBK as of March 31, 1995 fairly presents its financial condition and since that date there has been no change which would have a Material Adverse Effect in the financial condition or business of ICBK.
          (e) The business of the Surviving Association after the Merger shall continue to be that of a national banking association and shall be conducted at its main office located at the Headquarters City and at its legally established branches.
          (f) Except as otherwise contemplated herein, ICBK shall contribute to the Surviving Association acceptable assets having a book value, over and above its liability to its creditors, of at least $90,000,000. At the Effective Time, the Bank shall have on hand acceptable assets having a book value, over and above its liability to its creditors, of at least $2,800,000.
          (g) At the Effective Time and based on March 31, 1995 financial information for ICBK, the Surviving Association will have (i) 560,000 authorized shares of common stock, all of which shares will be issued and outstanding, (ii) surplus of an amount equal to the value of the NationsBank Common Stock issued to ICBK Stockholders in the Merger minus $52,640,000 and (iii) undivided profits (including capital reserves) equal to any earnings and expenses of the Bank between its formation date and the Effective Time.
          (h) The following named persons shall serve as the board of directors of the Surviving Association until the next annual meeting of its stockholders or until such time as their successors shall have been elected and qualified:
        Hugh M. Chapman
        H. Michael Dye
        William L. Morrison
        Adelaide A. Sink
        Karen L. Wren
                                      A-8

     2.02 TIME AND PLACE OF CLOSING. The closing of the transactions contemplated hereby (the "Closing") will take place at the offices of counsel to ICBK in Miami, Florida at 10:00 A.M. on the date that the Effective Time occurs, or at such other time, and at such place, as may be mutually agreed upon by NationsBank and ICBK.
     2.03 EFFECTIVE TIME. The Effective Time shall occur on or promptly after the first business day following the last to occur of (i) the date that is 30 days after the date of the order of the Federal Reserve Board approving the Merger pursuant to the BHCA or 30 days after the date of the Order of the OCC approving the Merger pursuant to the Bank Merger Act, as applicable, (ii) the effective date of the last order, approval, or exemption of any other federal or state regulatory agency approving or exempting the Merger if such action is required, (iii) the expiration of all required waiting periods after the filing of all notices to all federal or state regulatory agencies required for consummation of the Merger, and (iv) the date on which the stockholders of ICBK approve this Agreement, in each case as contemplated hereby, AND shall be a date and time specified in a Certification of Merger to be issued by the OCC.
     2.04 RESERVATION OF RIGHT TO REVISE TRANSACTION; FURTHER ACTIONS. (a) NationsBank may at any time change the method of effecting the acquisition of ICBK by NationsBank (including, without limitation, the provisions as set forth in Article III) if and to the extent that it deems such a change to be desirable; provided, however, that no such change shall (A) alter or change the amount or the kind of the consideration to be received by the holders of ICBK Common Stock as provided for in this Agreement; (B) adversely affect the tax treatment to ICBK stockholders as a result of receiving the consideration (in the opinion of NationsBank's tax counsel); or (C) take the form of an asset purchase agreement.
     (b) To facilitate the Merger and the acquisition, each of the parties will execute such additional agreements and documents and take such other actions as NationsBank determines necessary or appropriate.
                                  ARTICLE III
                          MANNER OF CONVERTING SHARES
3.01 CONVERSION.
          (a) Subject to the provisions of this Article III and of Article I, at the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, the shares of the constituent corporations shall be converted as follows:
             (i) Each of the shares of capital stock of the Bank issued and outstanding immediately prior to the Effective Time shall remain outstanding as one share of Common Stock of the Surviving Association;
             (ii) Each share of ICBK Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into and become the right to receive a whole or a fractional number of shares of NationsBank Common Stock equal to the Exchange Ratio;
             (iii) Each ICBK Option outstanding as of the Effective Time shall be treated in accordance with the provisions of Section 8.08; and
             (iv) Each share of ICBK Preferred Stock issued and outstanding immediately prior to the Effective Time shall be redeemed at the $1.00 per share price provided in the ICBK Articles of Incorporation (the "Redemption").
          (b) Each of the shares of ICBK capital stock held by NationsBank or any of its wholly owned Subsidiaries or ICBK or its wholly owned Subsidiaries, other than shares held by NationsBank or any of its wholly owned Subsidiaries or ICBK or its wholly owned Subsidiaries in a fiduciary capacity or as a result of debts previously contracted, shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor.
          (c) Notwithstanding any other provision of this Agreement, each holder of shares of ICBK capital stock exchanged pursuant to the Merger or of options to purchase shares of ICBK Common Stock, who would otherwise have been entitled to receive a fraction of a share of NationsBank Common Stock (after taking into account all certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of NationsBank Common Stock multiplied by the agreed value (the "Agreed Value") of one share of NationsBank Common Stock at the Effective Time. The Agreed Value of one share of NationsBank Common Stock at the Effective Time shall be the NationsBank Common Stock Exchange Value Per Share. No such holder will be entitled to dividends, voting rights or any other rights as a stockholder in respect of any fractional share.
                                      A-9

          (d) At the Effective Time, the stock transfer books of ICBK shall be closed as to holders of ICBK capital stock immediately prior to the Effective Time and no transfer of ICBK capital stock by any such holder shall thereafter be made or recognized. If, after the Effective Time, certificates are properly presented in accordance with Article IV of this Agreement to the exchange agent, which shall be selected by NationsBank (the "Exchange Agent"), such certificates shall be canceled and exchanged for certificates representing the number of whole shares of NationsBank Common Stock and a check representing the amount of cash in lieu of fractional shares, if any, into which the ICBK capital stock or ICBK Options represented thereby was converted in the Merger. Any other provision of this Agreement notwithstanding, neither NationsBank, the Surviving Association nor the Exchange Agent shall be liable to a holder of ICBK capital stock for any amount paid or property delivered in good faith to a public official pursuant to any applicable abandoned property, escheat, or similar law.
     3.02 ANTI-DILUTION PROVISIONS. The Exchange Ratio shall be adjusted appropriately to reflect any stock dividends, splits, recapitalizations or other similar transactions with respect to the NationsBank Common Stock where the record date occurs prior to the Effective Time.
                                   ARTICLE IV
                               EXCHANGE OF SHARES
     4.01 EXCHANGE PROCEDURES. Before or promptly after the Effective Time, NationsBank and ICBK shall cause the Exchange Agent to mail appropriate transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of ICBK capital stock shall pass, only upon proper delivery of such certificates to the Exchange Agent) to the former stockholders of ICBK. After the Effective Time, each holder of shares of ICBK capital stock issued and outstanding at the Effective Time (other than shares to be canceled pursuant to Section 3.01(b)) shall surrender the certificate or certificates theretofore representing such shares, together with such transmittal materials properly executed, to the Exchange Agent and promptly upon surrender shall receive in exchange therefor the consideration provided in Section 3.01 of this Agreement, together with all declared but unpaid dividends in respect of such shares. The certificate or certificates for ICBK capital stock so surrendered shall be duly endorsed as the Exchange Agent may require. To the extent provided by Section 3.01(c), each holder of shares of ICBK capital stock issued and outstanding at the Effective Time also shall receive, upon surrender of the certificate or certificates representing such shares, cash in lieu of any fractional shares of NationsBank Common Stock to which such holder would otherwise be entitled. NationsBank shall not be obligated to deliver the consideration to which any former holder of ICBK capital stock is entitled as a result of the Merger until such holder surrenders his certificate or certificates representing shares of ICBK capital stock for exchange as provided in this Article IV. In addition, certificates surrendered for exchange by any person constituting an "affiliate" of ICBK for purposes of Rule 145(c) under the Securities Act shall not be exchanged for certificates representing whole shares of NationsBank Common Stock until NationsBank has received a written agreement from such person as provided in Section 8.06. If any certificate for shares of NationsBank Common Stock, or any check representing cash or declared but unpaid dividends, is to be issued in a name other than that in which a certificate surrendered for exchange is issued, the certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and the person requesting such exchange shall affix any requisite stock transfer tax stamps to the certificate surrendered or provide funds for their purchase or establish to the satisfaction of the Exchange Agent that such taxes are not payable.
     4.02 VOTING AND DIVIDENDS. Former stockholders of record of ICBK shall be entitled to vote after the Effective Time at any meeting of NationsBank stockholders the number of whole shares of NationsBank Common Stock into which their respective shares of ICBK capital stock are converted, regardless of whether such holders have exchanged their certificates representing ICBK capital stock for certificates representing NationsBank Common Stock in accordance with the provisions of this Agreement. Until surrendered for exchange in accordance with the provisions of Section 4.01, each certificate theretofore representing shares of ICBK capital stock (other than shares to be canceled pursuant to
Section 3.01) shall from and after the Effective Time represent for all purposes only the right to receive shares of NationsBank Common Stock and cash, as set forth in this Agreement. No dividend or other distribution payable to the holders of record of NationsBank Common Stock, at or as of any time after the Effective Time, shall be paid to the holder of any certificate representing shares of ICBK capital stock issued and outstanding at the Effective Time until such holder physically surrenders such certificate for exchange as provided in
Section 4.01, promptly after which time all such dividends or distributions shall be paid (without interest).
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                                   ARTICLE V
                     REPRESENTATIONS AND WARRANTIES OF ICBK
     ICBK represents and warrants to NationsBank, subject to such exceptions and limitations as are set forth below or in the ICBK Disclosure Schedule, as follows:
     5.01 ORGANIZATION, STANDING, AND AUTHORITY. ICBK is a Florida state-chartered commercial bank. ICBK is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be duly qualified would have a material adverse effect on the financial condition, results of operations or business (the "Condition") of ICBK and its Subsidiaries on a consolidated basis or on the ability of ICBK to consummate the transactions contemplated hereby (a "Material Adverse Effect"). ICBK has all requisite corporate power and authority to carry on its business as now conducted and to own, lease and operate its assets, properties and business, except where the failure to have such power and authority would not have a Material Adverse Effect, and to execute and deliver this Agreement and perform the terms of this Agreement. ICBK has in effect all federal, state, local and foreign governmental, regulatory and other authorizations, permits and licenses (collectively, "Authorizations") necessary for it to own or lease its properties and assets and to carry on its business as now conducted, the absence of which, either individually or in the aggregate, would have a Material Adverse Effect.
     5.02 ICBK CAPITAL STOCK.
          (a) The authorized capital stock of ICBK consists of 10,000,000 shares of ICBK Common Stock and 2,000,000 shares of ICBK Preferred Stock. At March 31, 1995, there were outstanding 6,922,475 shares of ICBK Common Stock and 350,000 shares of ICBK Preferred Stock. At the same date, ICBK had stated capital of $14,195,000, capital surplus of $59,429,000 and undivided profits of $21,969,000. All of the issued and outstanding shares of ICBK capital stock are duly and validly issued and outstanding and are fully paid and nonassessable. None of the outstanding shares of the ICBK capital stock has been issued in the violation of any preemptive rights or any provision of ICBK's Articles of Incorporation. As of March 31, 1995, ICBK has reserved 656,400 shares of ICBK Common Stock for issuance under the ICBK Options and no other shares of capital stock have been reserved for any purpose.
          (b) Except as set forth in Section 5.12 of the ICBK Disclosure Schedule, there are no shares of capital stock, or other equity securities of ICBK outstanding and no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of ICBK or contracts, commitments, understandings or arrangements by which ICBK is or may be bound to issue additional shares of its capital stock or options, warrants or rights to purchase or acquire any additional shares of its capital stock. There are no contracts, commitments, understandings or arrangements by which ICBK or any of its Subsidiaries is or may be bound to transfer any shares of the capital stock of any Subsidiary of ICBK, except for a transfer to ICBK or any of its wholly owned Subsidiaries and except as set forth in the ICBK Disclosure Schedule, and there are no agreements, understandings or commitments relating to the right of ICBK to vote or to dispose of such shares, other than such as are held in a fiduciary capacity.
          (c) Except as set forth in Section 5.02(c) of the ICBK Disclosure Schedule, there are no securities required to be issued by ICBK under any ICBK Stock Plan, dividend reinvestment or similar plan.
     5.03 SUBSIDIARIES. Section 5.03 of the ICBK Disclosure Schedule contains a complete list of ICBK's subsidiaries. All of the outstanding shares of each Subsidiary are owned by ICBK and no equity securities are or may become required to be issued by reason of any options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of any Subsidiary, and there are no contracts, commitments, understandings or arrangements by which any Subsidiary is bound to issue additional shares of its capital stock or options, warrants or rights to purchase or acquire any additional shares of its capital stock. All of the shares of capital stock of each Subsidiary are fully paid and nonassessable and are owned free and clear of any claim, lien, pledge or encumbrance of whatsoever kind ("Liens"). Each Subsidiary (i) is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated or organized, (ii) is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would have a Material Adverse Effect, (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted and (iv) has in effect all Authorizations necessary for it to own or lease its properties and assets and to carry on its business as now conducted, the absence of which Authorizations, individually or in the aggregate, would have a Material Adverse Effect.
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
     5.04 AUTHORIZATION OF MERGER AND RELATED TRANSACTIONS.
          (a) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action in respect thereof on the part of ICBK, including approval of the Merger by its Board of Directors, subject to the approval of the stockholders of ICBK with respect to the Merger to the extent required by the applicable law. This Agreement, subject to any requisite stockholder approval hereof with respect to the Merger, represents a valid and legally binding obligation of ICBK, enforceable against ICBK in accordance with its terms, except as such enforcement may be limited by the Remedies Exception.
          (b) Except as set forth in the ICBK Disclosure Schedule, neither the execution and delivery of this Agreement by ICBK, nor the consummation by ICBK of the transactions contemplated hereby or thereby nor compliance by ICBK with any of the provisions hereof or thereof will (i) conflict with or result in a breach of any provision of ICBK's Articles of Incorporation or bylaws or (ii) constitute or result in a breach of any term, condition or provision of, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any Lien upon, any property or assets of any of ICBK or its Subsidiaries pursuant to any note, bond, mortgage, indenture, license, agreement, lease or other instrument or obligation to which any of them is a party or by which any of them or any of their properties or assets may be subject and that would have in any such event, a Material Adverse Effect, or (iii) subject to receipt of the requisite approvals referred to in Sections 9.01(a) and 9.01(b) of this Agreement, violate any order, writ, injunction, decree, statute, rule or regulation applicable to ICBK or its Subsidiaries or any of their properties or assets.
          (c) Other than (i) in connection or compliance with the provisions of applicable state corporate and securities laws, the Securities Act, the Exchange Act, and the rules and regulations of the SEC or the FDIC promulgated thereunder (the "Securities Laws"), and (ii) consents, authorizations, approvals or exemptions required from the Department and necessary state insurance commissioners (collectively, the "State Regulatory Commissioners"), the OCC or from the Federal Reserve Board, no notice to, filing with, authorization of, exemption by, or consent or approval of any public body or authority is necessary for the consummation by ICBK of the Merger and the other transactions contemplated in this Agreement.
     5.05 SECURITIES REPORTING DOCUMENTS AND FINANCIAL STATEMENTS. ICBK (i) has delivered to NationsBank copies of the consolidated balance sheets and the related consolidated statements of income, cash flows and changes in shareholders' equity (including related notes and schedules) of ICBK and its consolidated Subsidiaries as of and for the periods ended March 31, 1995 and December 31, 1994 included in a quarterly report on Form F-4 or an annual report on Form F-2, as the case may be, filed by ICBK pursuant to the Securities Laws, and (ii) has furnished NationsBank with a true and complete copy of each material report, schedule, registration statement and definitive proxy statement filed by ICBK with the FDIC from and after January 1, 1993 (each a "Securities Reporting Document"), which are all the material documents (other than preliminary material) that ICBK was required to file with the FDIC since such date and all of which complied when filed in all material respects with all applicable laws and regulations (clauses (i) and (ii), and the financial statements and related notes and schedules included in the Securities Reporting Documents, collectively, the "ICBK Financial Statements"). The ICBK Financial Statements (as of the dates thereof and for the periods covered thereby) (A) are or will be in accordance with the books and records of ICBK and its Subsidiaries, which are or will be complete and accurate in all material respects and which have been or will have been maintained in accordance with good business practices, and (B) present or will present fairly the consolidated financial position and the consolidated results of operations, changes in stockholders' equity and cash flows of ICBK and its Subsidiaries as of the dates and for the periods indicated, in accordance with GAAP consistently applied except as disclosed, subject in the case of interim financial statements to normal recurring year-end adjustments and except for the absence of certain footnote information in the unaudited statements. ICBK has delivered to NationsBank (i) copies of all management letters prepared by Arthur Andersen LLP (and any predecessor thereto) delivered to ICBK since January 1, 1993 and (ii) copies of audited balance sheets and related statements of income, changes in stockholders' equity and cash flows for any Subsidiary of ICBK since January 1, 1993 for which a separate audit has been performed.
     5.06 ABSENCE OF UNDISCLOSED LIABILITIES. Except as set forth in the ICBK Disclosure Schedule, neither ICBK nor any of its Subsidiaries has any obligations or liabilities (contingent or otherwise) in the amount of $100,000 or more, except obligations and liabilities (i) which are fully accrued or reserved against in the consolidated balance sheet of ICBK and its Subsidiaries as of December 31, 1994 included in the ICBK Financial Statements or reflected in the notes thereto, or (ii) which were incurred after December 31, 1994 in the ordinary course of business consistent with past practice. Except as set forth in the ICBK Disclosure Schedule, since December 31, 1994, neither ICBK nor any of its Subsidiaries has incurred or paid any obligation or liability which would have a Material Adverse Effect.
                                      A-12

     5.07 TAX MATTERS. Except as set forth in Section 5.07 of the ICBK Disclosure Schedule:
          (a) All Tax Returns required to be filed by or on behalf of ICBK or any of its Subsidiaries have been timely filed, or requests for extensions have been timely filed, granted and have not expired, for periods ending on or before December 31, 1994, and all such returns filed are complete and accurate in all material respects.
          (b) There is no audit examination, deficiency or refund litigation or matter in controversy with respect to any Taxes that might reasonably be expected to result in a determination the effect of which would have a Material Adverse Effect. All Taxes due with respect to completed and settled examinations or concluded litigation have been paid or adequately reserved for.
          (c) ICBK has not executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due that is currently in effect.
          (d) Adequate provision for any Taxes due or to become due for ICBK and any of its Subsidiaries for any period or periods through and including March 31, 1995, has been made and is reflected on the March 31, 1995 financial statements included in the ICBK Financial Statements. Deferred Taxes of ICBK and its Subsidiaries have been provided for in the ICBK Financial Statements in accordance with GAAP, applied on a consistent basis.
          (e) ICBK and its Subsidiaries have collected and withheld all Taxes which they have been required to collect or withhold and have timely submitted all such collected and withheld amounts to the appropriate authorities. ICBK and its Subsidiaries are in compliance with the back-up withholding and information reporting requirements under (1) the Code, and
     (2) any state, local or foreign laws, and the rules and regulations, thereunder.
          (f) Neither ICBK nor any of its Subsidiaries has made any payments, is obligated to make any payments, or is a party to any contract, agreement or other arrangement that could obligate it to make any payments that would not be deductible under Section 280G of the Code.
     5.08 ALLOWANCE FOR CREDIT LOSSES. The allowance for credit losses (the "Allowance") shown on the consolidated statement of condition of ICBK and its Subsidiaries as of March 31, 1995 included in the ICBK Financial Statements and the Allowance shown on the consolidated statement of condition of ICBK and its Subsidiaries, as of dates subsequent to the execution of this Agreement included in the ICBK Financial Statements will be, in each case as of the dates thereof, adequate to provide for losses relating to or inherent in the loan and lease portfolios (including accrued interest receivables) of ICBK and its Subsidiaries; other extensions of credit (including letters of credit and commitments to make loans or extend credit) by ICBK and its Subsidiaries; and the off balance sheet exposures of ICBK and its Subsidiaries.
     5.09 OTHER TAX AND REGULATORY MATTERS. Neither ICBK nor any of its Subsidiaries has taken or agreed to take any action or has any knowledge of any fact or circumstance that would (i) prevent the transactions contemplated hereby, including the Merger, from qualifying as a reorganization within the meaning of Section 368 of the Code, or (ii) materially impede or delay receipt of any approval referred to in Section 9.01(b).
     5.10 PROPERTIES. Except as disclosed in any Securities Reporting Document filed since December 31, 1994 and prior to the date hereof and except for Liens arising in the ordinary course of business after the date hereof, ICBK and its Subsidiaries have good and marketable title, free and clear of all Liens that are material to the Condition of ICBK and its Subsidiaries on a consolidated basis, to all their material properties and assets whether tangible or intangible, real, personal or mixed, reflected in the ICBK Financial Statements as being owned by ICBK and its Subsidiaries as of the date hereof. All buildings, and all fixtures, equipment and other property and assets which are material to its business on a consolidated basis, held under leases or subleases by any of ICBK or its Subsidiaries are held under valid instruments enforceable in accordance with their respective terms, subject to the Remedies Exception. Substantially all of ICBK's and ICBK's Subsidiaries' equipment in regular use has been well maintained and is in good serviceable condition, reasonable wear and tear excepted.
5.11 COMPLIANCE WITH LAWS.
          (a) Except as set forth in the ICBK Disclosure Schedule, each of ICBK and its Subsidiaries is in compliance with all laws, rules, regulations, policies, guidelines, reporting and licensing requirements and orders applicable to its business or to its employees conducting its business, and with its internal policies and procedures except for failures to comply which will not result in a Material Adverse Effect.
          (b) Except as set forth in the ICBK Disclosure Schedule, neither ICBK nor any of its Subsidiaries has received any notification or communication from any agency or department of any federal, state or local government, including the
                                      A-13

     Federal Reserve Board, or the OCC, the FDIC, the State Regulatory Commissioners, the SEC and the NASD and the staffs thereof (collectively, the "Regulatory Authorities") (i) asserting that any of ICBK or its Subsidiaries is not in substantial compliance with any of the statutes, regulations, or ordinances which such agency, department or Regulatory Authority enforces, or the internal policies and procedures of such company, (ii) threatening to revoke any license, franchise, permit or governmental authorization which is material to the Condition of ICBK and its Subsidiaries on a consolidated basis, (iii) requiring or threatening to require ICBK or any of its Subsidiaries, or indicating that ICBK or any of its Subsidiaries may be required to enter into a cease and desist order, agreement or memorandum of understanding or any other agreement restricting or limiting or purporting to restrict or limit in any manner the operations of ICBK or any of its Subsidiaries, including, without limitation, any restriction on the payment of dividends, or (iv) directing, restricting or limiting, or purporting to direct, restrict or limit in any manner the operations of ICBK or any of its Subsidiaries, including, without limitation, any restriction on the payment of dividends (any such notice, communication, memorandum, agreement or order described in this sentence herein referred to as a "Regulatory Agreement").
          (c) Neither ICBK nor any of its Subsidiaries has consented to or entered into any Regulatory Agreement or memorandum of understanding.
          (d) Neither ICBK nor any of its Subsidiaries is required by Section 32 of FDIA to give prior notice to a federal banking agency of the proposed addition of an individual to its board of directors or the employment of an individual as a senior executive officer.
5.12 EMPLOYEE BENEFIT PLANS.
          (a) ICBK has delivered or made available to NationsBank prior to the execution of this Agreement true and complete copies (or, in the case of bonus or other incentive plans, summaries thereof and financial data with respect thereto) of all material pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, severance pay, vacation, bonus or other material incentive plans, all other material employee programs, arrangements or agreements, whether arrived at through collective bargaining or otherwise, all material medical, vision, dental or other health plans, all life insurance plans and all other material employee benefit plans or fringe benefit plans, including, without limitation, all "employee benefit plans" as that term is defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), currently adopted by, maintained by, sponsored in whole or in part by, or contributed to by ICBK or any of its Subsidiaries or any affiliate thereof for the benefit of any Employee or under which any Employee is eligible to participate and under which ICBK or any of its Subsidiaries could have any liability contingent or otherwise (collectively, the "ICBK Benefit Plans"). Any of the ICBK Benefit Plans which is an "employee pension benefit plan," as that term is defined in
     Section 3(2) of ERISA, is referred to herein as a "ICBK ERISA Plan." Any of the ICBK Benefit Plans pursuant to which ICBK is or may become obligated to, or obligated to cause any of its Subsidiaries or any other Person to, issue, deliver or sell shares of capital stock of ICBK or any of its Subsidiaries, or grant, extend or enter into any option, warrant, call, right, commitment or agreement to issue, deliver or sell shares, or any other interest in respect of capital stock of ICBK or any of its Subsidiaries, is referred to herein as a "ICBK Stock Plan." No ICBK Benefit Plan is or has been a multiemployer plan within the meaning of Section 3(37) of ERISA. ICBK has set forth in Section 5.12 of the ICBK Disclosure Schedule (i) a list of all of the ICBK Benefit Plans, (ii) a list of ICBK Benefit Plans that are ICBK ERISA Plans, (iii) a list of ICBK Benefit Plans that are ICBK Stock Plans and (iv) a list of the number of shares covered by, exercise prices for, and holders of, all stock options granted and available for grant under the ICBK Stock Plans.
          (b) All ICBK Benefit Plans are in substantial compliance with the applicable terms of ERISA and the Code and any other applicable laws, rules and regulations the breach or violation of which could reasonably be expected to result in a Material Adverse Effect.
          (c) All liabilities under any ICBK Benefit Plan are fully accrued or reserved against in the ICBK Financial Statements in accordance with GAAP. No ICBK ERISA Plan which is a defined benefit pension plan has any "unfunded current liability," as that term is defined in Section 302(d)(8)(A) of ERISA, and the present fair market value of the assets of any such plan exceeds the plan's "benefit liabilities," as that term is defined in Section 4001(a)(16) of ERISA, when determined under actuarial factors that would apply if the plan terminated in accordance with all applicable legal requirements.
          (d) Neither ICBK nor any of its Subsidiaries has any obligations for retiree health and life benefits under any ICBK Benefit Plan or otherwise, except as set forth in the ICBK Disclosure Schedule. There are no restrictions on the rights of
                                      A-14

     ICBK or its Subsidiaries to amend or terminate any such ICBK Benefit Plan without incurring any material liability thereunder, except for such restrictions as would not have a Material Adverse Effect.
          (e) Except as set forth in the ICBK Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby or thereby will (i) result in any payment (including, without limitation, severance, golden parachute or otherwise) becoming due to any Employees under any ICBK Benefit Plan or otherwise,
     (ii) increase any benefits otherwise payable under any ICBK Benefit Plan or
     (iii) result in any acceleration of the time of payment or vesting of any such benefits.
     5.13 COMMITMENTS AND CONTRACTS. Except as set forth in the ICBK Disclosure Schedule, neither ICBK nor any of its Subsidiaries is a party or subject to, or has amended or waived any rights under, any of the following (whether written or oral, express or implied):
          (a) any employment contract or understanding (including any understandings or obligations with respect to severance or termination pay liabilities or fringe benefits) with any Employees, including in any such person's capacity as a consultant (other than those which either (i) are terminable at will by ICBK or such Subsidiary or (ii) do not involve payments with a present value of more than $100,000 by ICBK or such Subsidiary during the remaining term thereof without giving effect to extensions or renewals made after the date hereof (any such contract or understanding involving payments with a present value of $100,000 or less being referred to herein as a "Non-Key Employment Agreement"));
          (b) any labor contract or agreement with any labor union;
          (c) any contract not made in the usual, regular and ordinary course of business containing non-competition covenants which limit the ability of ICBK or any of its Subsidiaries to compete in any line of business or which involve any restriction of the geographical area in which ICBK or its Subsidiaries may carry on its business (other than as may be required by law or applicable Regulatory Authorities);
          (d) any other contract or agreement which would be required to be disclosed as an exhibit to ICBK's annual report on Form F-2 and which has not been so disclosed;
          (e) any real property lease with annual rental payments aggregating $50,000 or more;
          (f) any employment or other contract requiring the payment of additional amounts as "change of control" payments as a result of transactions contemplated by this Agreement;
          (g) any agreement with respect to (i) the acquisition of the assets or stock of another financial institution or (ii) the sale of one or more bank branches which would require additional payments by ICBK after the date of this Agreement; or
          (h) any outstanding interest rate exchange or other derivative contracts.
ICBK has set forth in the ICBK Disclosure Schedule financial information with respect to the aggregate present value of all of ICBK's liabilities and obligations associated with its Non-Key Employment Agreements.
     5.14 MATERIAL CONTRACT DEFAULTS. Neither ICBK nor any of its Subsidiaries is, or has received any notice or has any knowledge that any party is, in default in any respect under any contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which ICBK or any of its Subsidiaries is a party or by which ICBK or any of its Subsidiaries or the assets, business or operations thereof may be bound or affected or under which it or its respective assets, business or operations receives benefits, except for those defaults which would not have, individually or in the aggregate, a Material Adverse Effect; and there has not occurred any event that with the lapse of time or the giving of notice of both would constitute such a default.
     5.15 LEGAL PROCEEDINGS. Except as set forth in the ICBK Disclosure Schedule, there are no actions, suits, proceedings or investigations by Regulatory Authorities instituted or pending or, to the best knowledge of ICBK's management, threatened against ICBK or any of its Subsidiaries, or against any property, asset, interest or right of any of them, that might reasonably be expected to result in a judgment in excess of $100,000 or that might reasonably be expected to threaten or impede the consummation of the transactions contemplated by this Agreement. Neither ICBK nor any of its Subsidiaries is a party to any agreement or instrument or is subject to any charter or other corporate restriction or any judgment, order, writ, injunction, decree, rule, regulation, code or ordinance that, individually or in the aggregate, might reasonably be expected to have a Material Adverse Effect or, might reasonably be expected to threaten or impede the consummation of the transactions contemplated by this Agreement.
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
     5.16 ABSENCE OF CERTAIN CHANGES OR EVENTS. Since December 31, 1994, except
(i) as disclosed in any Securities Reporting Document filed since December 31, 1994 and prior to the date hereof or (ii) as set forth in the ICBK Disclosure Schedule, neither ICBK nor any of its Subsidiaries has (A) incurred any liability which has had a Material Adverse Effect, (B) suffered any change in its Condition which would have a Material Adverse Effect, (C) failed to operate its business consistent in all material respects with past practice or (D) changed any accounting practices.
     5.17 REPORTS. Since January 1, 1992, ICBK and each of its Subsidiaries have filed on a timely basis all reports and statements, together with all amendments required to be made with respect thereto (collectively "Reports"), that they were required to file with (i) the FDIC, including, without limitation, all Forms F-2, F-3, F-4 and F-5, (ii) the Federal Reserve Board, (iii) the Department, (iv) any other applicable state securities or banking authorities (except, in the case of state securities authorities, filings which are not material) and (v) the NASD. No Securities Reporting Document with respect to periods beginning on or after January 1, 1992, contained any information that was false or misleading with respect to any material fact or omitted to state any material fact necessary in order to make the statements therein not misleading.
     5.18 STATEMENTS TRUE AND CORRECT. None of the information supplied or to be supplied by ICBK for inclusion in the registration statement on Form S-4, or other appropriate form, to be filed with the SEC by NationsBank under the Securities Act in connection with the transactions contemplated by this Agreement (the "Registration Statement"), or the proxy statement to be used by ICBK to solicit any required approval of its stockholders as contemplated by this Agreement (the "Proxy Statement") will, in the case of the Proxy Statement, when it is first mailed to the stockholders of ICBK, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which such statements are made, not misleading, or, in the case of the Registration Statement, when it becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the meetings of the stockholders of ICBK to be held pursuant to Section 8.03 of this Agreement, including any adjournments thereof (the "Stockholders' Meetings"), be false or misleading with respect to any material fact or omit to state any material fact necessary to correct any statement or remedy any omission in any earlier communication with respect to the solicitation of any proxy for the Stockholders' Meetings. All documents that ICBK is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable law, including applicable provisions of the Securities Laws. The information which is deemed to be set forth in the ICBK Disclosure Schedule by ICBK for the purposes of this Agreement is true and accurate in all material respects.
     5.19 INSURANCE. ICBK and each of its Subsidiaries are presently insured, and during each of the past five calendar years have been insured, for reasonable amounts against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured. The policies of fire, theft, liability (including directors and officers liability insurance) and other insurance maintained with respect to the assets or businesses of ICBK and its Subsidiaries provide adequate coverage against all pending or threatened claims, and the fidelity bonds in effect as to which any of ICBK or any of its Subsidiaries is a named insured are sufficient for their purpose, except where the failure to have such coverage would not have a Material Adverse Effect.
     5.20 LABOR. No material work stoppage involving ICBK or its Subsidiaries is pending or, to the best knowledge of ICBK's management, threatened. Neither ICBK nor any of its Subsidiaries is involved in, or, to the best knowledge of ICBK's management, threatened with or affected by, any labor or other employment-related dispute, arbitration, lawsuit or administrative proceeding which might reasonably be expected to have a Material Adverse Effect. Employees of ICBK and its Subsidiaries are not represented by any labor union, and, to the best knowledge of ICBK's management, no labor union is attempting to organize employees of ICBK or any of its Subsidiaries.
     5.21 MATERIAL INTERESTS OF CERTAIN PERSONS. Except as disclosed in ICBK's Proxy Statement for its 1994 Annual Meeting of Stockholders or as set forth in the ICBK Disclosure Schedule, no executive officer or director of ICBK, or any "associate" (as such term is defined in Rule 14a-1 under the Exchange Act) of any such executive officer or director, has any material interest in any material contract or property (real or personal), tangible or intangible, used in or pertaining to the business of ICBK or any of its Subsidiaries.
     5.22 REGISTRATION OBLIGATIONS. Neither ICBK nor any of its Subsidiaries is under any obligation, contingent or otherwise, presently in effect or which will survive the Merger by reason of any agreement to register any of its securities under the Securities Act.
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     5.23 BROKERS AND FINDERS. Except as set forth in the ICBK Disclosure
Schedule, neither ICBK nor any of its Subsidiaries nor any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder's fees, and no broker or finder has acted directly or indirectly for ICBK or any of its Subsidiaries in connection with this Agreement or the transactions contemplated hereby.
     5.24 STATE TAKEOVER LAWS. ICBK has taken all steps necessary to irrevocably exempt the transactions contemplated by this Agreement from any applicable state takeover law and from any applicable charter or contractual provision containing change of control or anti-takeover provisions.
     5.25 ENVIRONMENTAL MATTERS. To ICBK's best knowledge, neither ICBK, any of its Subsidiaries, nor any properties owned or operated by ICBK or any of its Subsidiaries or held as collateral by any of its Subsidiaries has been or is in violation of or liable under any Environmental Law (as hereinafter defined), except for such violations or liabilities that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect. There are no actions, suits or proceedings, or demands, claims, notices or investigations (including without limitation notices, demand letters or requests for information from any environmental agency) instituted or pending, or to the best knowledge of ICBK's management, threatened relating to the liability of any properties owned or operated by ICBK or any of its Subsidiaries under any Environmental Law, except for liabilities or violations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
     "Environmental Law" means any federal, state, local or foreign law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction or agreement with any Regulatory Authority relating to (i) the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource), and/or (ii) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of any substance presently listed, defined, designated or classified as hazardous, toxic radioactive or dangerous, or otherwise regulated, whether by type or by quantity, including any material containing any such substance as a component.
     5.26 SUPPORT OF STOCKHOLDERS. To induce NationsBank to enter into this Agreement ICBK has obtained and delivered to NationsBank letter agreements with each of the following larger stockholders committing these stockholders to actively support the Merger by, among other things, voting in favor of the Merger at the Stockholders Meeting and not disposing of any ICBK Common Stock other than pursuant to the Merger: Michael Weintraub, individually and as Co-Trustee, the Joseph Weintraub Family Foundation, Inc., Hortense Weintraub, Gibson Security Corp., Phillip Frost, Frost-Nevada Limited Partnership, Herbert
A. Wertheim, William L. Morrison and Jacqueline Simkin.
                                   ARTICLE VI
                 REPRESENTATIONS AND WARRANTIES OF NATIONSBANK
     NationsBank represents and warrants to ICBK as follows:
     6.01 ORGANIZATION, STANDING AND AUTHORITY. NationsBank is a corporation duly organized, validly existing and in good standing under the laws of the State of North Carolina. NationsBank is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be duly qualified would have a Material Adverse Effect on the Condition of NationsBank and its Subsidiaries taken as a whole. NationsBank has all requisite corporate power and authority to carry on its business as now conducted and to own, lease and operate its assets, properties and business, and to execute and deliver this Agreement and perform the terms of this Agreement. NationsBank is duly registered as a bank holding company under the BHCA. NationsBank has in effect all Authorizations necessary for it to own or lease its properties and assets and to carry on its business as now conducted, the absence of which, either individually or in the aggregate, would have a material adverse effect on the Condition of NationsBank and its Subsidiaries on a consolidated basis.
     6.02 NATIONSBANK CAPITAL STOCK. The authorized capital stock of NationsBank consists of 800,000,000 shares of NationsBank Common Stock and 45,000,000 shares of Preferred Stock. At March 31, 1995, there were outstanding approximately 275,418,000 shares of NationsBank Common Stock and approximately 2,591,000 shares of NationsBank Preferred Stock and no other shares of capital stock of any class. All of the issued and outstanding shares of NationsBank Common Stock are duly and validly issued and outstanding and are fully paid and nonassessable.
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6.03 AUTHORIZATION OF MERGER AND RELATED TRANSACTIONS.
          (a) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action in respect thereof on the part of NationsBank, to the extent required by applicable law. This Agreement represents a valid and legally binding obligation of NationsBank, enforceable against NationsBank in accordance with its terms.
          (b) Neither the execution and delivery of this Agreement by NationsBank, nor the consummation by NationsBank of the transactions contemplated hereby or thereby nor compliance by NationsBank with any of the provisions hereof or thereof will (i) conflict with or result in a breach of any provision of NationsBank's Articles of Incorporation or bylaws or (ii) constitute or result in a breach of any term, condition or provision of, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any Lien upon any property or assets of any of NationsBank or its Subsidiaries pursuant to any note, bond, mortgage, indenture, license, agreement, lease or other instrument or obligation to which any of them is a party or by which any of them or any of their properties or assets may be subject, and that would, in any such event, have a Material Adverse Effect on the Condition of NationsBank and its Subsidiaries on a consolidated basis or the transactions contemplated hereby or thereby or (iii) subject to receipt of the requisite approvals referred to in Section 9.01 of this Agreement, violate any order, writ, injunction, decree, statute, rule or regulation applicable to NationsBank or any of its Subsidiaries or any of their properties or assets.
     6.04 FINANCIAL STATEMENTS. NationsBank (i) has delivered to ICBK copies of the consolidated balance sheets and the related consolidated statements of income, consolidated statements of changes in shareholders' equity and consolidated statements of cash flows (including related notes and schedules) of NationsBank and its consolidated Subsidiaries as of and for the periods ended March 31, 1995 and December 31, 1994 included in a quarterly report filed on Form 10-Q or an annual report filed on Form 10-K, as the case may be, filed by NationsBank pursuant to the Securities Laws (a "NationsBank SEC Document"), and
(ii) until the Closing will deliver to ICBK promptly upon the filing thereof with the SEC copies of the consolidated balance sheets and related consolidated statements of income, consolidated statements of changes in shareholders' equity and consolidated statements of cash flows (including related notes and schedules) included in any NationsBank SEC Documents filed subsequent to the execution of this Agreement (clauses (i) and (ii) collectively, the "NationsBank Financial Statements"). The NationsBank Financial Statements (as of the dates thereof and for the periods covered thereby) (A) are or will be in accordance with the books and records of NationsBank and its Consolidated Subsidiaries, which are or will be complete and accurate in all material respects and which have been or will have been maintained in accordance with good business practices, and (B) present or will present fairly the consolidated financial position and the consolidated results of operations, changes in shareholders' equity and cash flows of NationsBank and its Subsidiaries as of the dates and for the periods indicated, in accordance with GAAP, subject in the case of interim financial statements to normal recurring year-end adjustments and except for the absence of certain footnote information in the unaudited statements.
     6.05 NATIONSBANK SEC REPORTS. Since January 1, 1993, NationsBank has filed on a timely basis all reports and statements, together with all amendments required to be made with respect thereto that it is required to file with the SEC. No NationsBank SEC Document with respect to periods beginning on or after January 1, 1993 and until the Closing contained or will contain any information that was false or misleading with respect to any material fact or omitted or will omit to state any material fact necessary in order to make the statements therein not misleading.
     6.06 STATEMENTS TRUE AND CORRECT. None of the information supplied or to be supplied by NationsBank for inclusion in the Registration Statement or the Proxy Statement will, in the case of the Proxy Statement, when it is first mailed to the stockholders of ICBK, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which such statements are made, not misleading or, in the case of the Registration Statement, when it becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Stockholders' Meetings, be false or misleading with respect to any material fact or omit to state any material fact necessary to correct any statement or remedy any omission in any earlier communication with respect to the solicitation of any proxy for the Stockholders' Meetings. All documents that NationsBank is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable law, including applicable provisions of the Securities Laws.
     6.07 CAPITAL STOCK. At the Effective Time, the NationsBank Common Stock issued pursuant to the Merger will be duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights.
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     6.08 TAX AND REGULATORY MATTERS. Neither NationsBank nor any of its
Subsidiaries has taken or agreed to take any action or has any knowledge of any fact or circumstance that would materially impede or delay receipt of any approval referred to in Section 9.01(b).
     6.09 LITIGATION. There are no judicial proceedings of any kind or nature pending or, to the knowledge of NationsBank, threatened against NationsBank before any court or arbitral tribunal or before or by any governmental department, agency or instrumentality involving the validity of the NationsBank Common Stock or the transactions contemplated by this Agreement.
     6.10 BROKERS AND FINDERS. Except as previously disclosed to ICBK, neither NationsBank nor any of its Subsidiaries nor any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder's fees, and no broker or finder has acted directly or indirectly for NationsBank or any of its Subsidiaries in connection with this Agreement or the transactions contemplated hereby.
                                  ARTICLE VII
               CONDUCT OF BUSINESSES PRIOR TO THE EFFECTIVE TIME
     7.01 CONDUCT OF BUSINESS PRIOR TO THE EFFECTIVE TIME. During the period from the date of this Agreement to the Effective Time, ICBK shall, and shall cause each of its Subsidiaries to, (i) conduct its business in the usual, regular and ordinary course consistent with past practice (other than transactions made pursuant to contracts in existence on the date hereof and described in Sections 7.01 or 7.02 of the ICBK Disclosure Schedule) and (ii) use its best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships and retain the services of its officers and key Employees.
     7.02 FORBEARANCES. During the period from the date of this Agreement to the Effective Time, ICBK shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of NationsBank (and ICBK shall provide NationsBank with prompt notice of any events referred to in this Section 7.02 occurring after the date hereof):
          (a) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money (other than short-term indebtedness incurred to refinance short-term indebtedness and indebtedness of ICBK or any of its Subsidiaries to ICBK or any of its Subsidiaries; it being understood and agreed that incurrence of indebtedness in the ordinary course of business shall include, without limitation, the creation of deposit liabilities, purchases of federal funds, sales of certificates of deposit and entering into repurchase agreements), assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, or make any loan or advance other than in the ordinary course of business consistent with past practice;
          (b) adjust, split, combine or reclassify any capital stock; make, declare or pay any dividend (other than regular quarterly cash dividends at a rate not in excess of $0.10 per share) or make any other distribution on, or (other than the Redemption) directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock, or grant any stock appreciation rights or grant any individual, corporation or other entity any right to acquire any shares of its capital stock; or issue any additional shares of capital stock, or any securities or obligations convertible into or exchangeable for any shares of its capital stock, except pursuant to the exercise of ICBK Options outstanding as of the date hereof.
          (c) sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets to any individual, corporation or other entity, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, except in the ordinary course of business consistent with past practice or pursuant to contracts or agreements in force at the date of this Agreement;
          (d) make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity other than to PAMCO or pursuant to transactions by PAMCO in connection with contracts in existence on the date hereof and described in the ICBK Disclosure Schedule;
          (e) enter into or terminate any contract or agreement involving annual payments in excess of $100,000 and which cannot be terminated without penalty upon 30 days notice, or make any change in, or extension of, any of its leases or contracts involving annual payments in excess of $100,000 and which cannot be terminated without penalty upon 30 days notice;
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
          (f) increase or modify in any manner the compensation or fringe benefits of any of its Employees or pay any pension or retirement allowance not required by any existing plan or agreement to any such Employees, or become a party to, amend or commit itself to any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment agreement with or for the benefit of any Employee other than routine adjustments in compensation and fringe benefits in the ordinary course of business consistent with past practice or accelerate the vesting of any stock options or other stock-based compensation;
          (g) take any action that would prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code.
          (h) settle any claim, action or proceeding involving the payment of money damages in excess of $100,000, except in the ordinary course of business consistent with past practice;
          (i) amend its Articles of Incorporation or its bylaws;
          (j) fail to maintain its Regulatory Agreements, material licenses and permits or to file in a timely fashion all federal, state, local and foreign tax returns;
          (k) except in connection with the branch purchase and the furniture purchase described in the ICBK Disclosure Schedule, make any capital expenditures of more than $100,000 individually or $250,000 in the aggregate;
          (l) fail to maintain each ICBK Benefit Plan or timely make all contributions or accruals required thereunder in accordance with GAAP applied on a consistent basis;
          (m) issue any additional shares of ICBK capital stock other than any shares issued pursuant to ICBK Options outstanding at June 15, 1995; or
          (n) agree to, or make any commitment to, take any of the actions prohibited by this Section 7.02.
                                  ARTICLE VIII
                             ADDITIONAL AGREEMENTS
8.01 ACCESS AND INFORMATION.
          (a) During the period from the date of this Agreement through the Effective Time:
             (i) ICBK shall, and shall cause its Subsidiaries to, afford NationsBank, and its accountants, counsel and other representatives, full access during normal business hours to the properties, books, contracts, tax returns, commitments and records of ICBK and its Subsidiaries at any time, and from time to time, for the purpose of conducting any review or investigation reasonably related to the Merger, and ICBK and its Subsidiaries will cooperate fully with all such reviews and investigations.
             (ii) NationsBank shall upon reasonable notice make personnel and copies of its SEC reports available to ICBK and its advisors for purposes of any review or report to its Board of Directors in evaluating the Merger.
          (b) During the period from the date of this Agreement through the Effective Time, ICBK shall furnish to NationsBank (i) all Reports referred to in Section 5.17 promptly upon the filing thereof, (ii) a copy of each Tax Return filed by it and (iii) monthly and other interim financial statements in the form prepared by ICBK for its internal use. During this period, ICBK also shall notify NationsBank promptly of any material change in the Condition of ICBK or any of its Subsidiaries.
          (c) Notwithstanding the foregoing provisions of this Section 8.01, no investigation by the parties hereto made heretofore or hereafter shall affect the representations and warranties of the parties which are contained herein and each such representation and warranty shall survive such investigation.
          (d) NationsBank agrees that it will keep confidential any information furnished to it in connection with the transactions contemplated by this Agreement which is reasonably designated as confidential at the time of delivery, except to the extent that such information (i) was already known to NationsBank and was received from a source other than ICBK or any of its Subsidiaries, directors, officers, employees or agents, (ii) thereafter was lawfully obtained from another source, or (iii) is required to be disclosed to the SEC, the NASD, the OCC, the Federal Reserve Board, FDIC or any other governmental agency or authority, or is otherwise required to be disclosed by law. NationsBank agrees not to use
                                      A-20
     such information, and to implement safeguards and procedures that are reasonably designed to prevent such information from being used, for any purpose other than in connection with the transactions contemplated by this Agreement.
          (e) ICBK shall cooperate, and shall cause its Subsidiaries, accountants, counsel and other representatives to cooperate, with NationsBank and its accountants, counsel and other representatives, in connection with the preparation by NationsBank of any applications and documents required to obtain the Approvals which cooperation shall include providing all information, documents and appropriate representations as may be necessary in connection therewith.
          (f) From and after the date of this Agreement, each of NationsBank and ICBK shall use its reasonable best efforts to satisfy or cause to be satisfied all conditions to their respective obligations under this Agreement. While this Agreement is in effect, neither NationsBank nor ICBK shall take any actions, or omit to take any actions, which would cause this Agreement to become unenforceable in accordance with its terms.
8.02 REGISTRATION STATEMENT; REGULATORY MATTERS.
          (a) NationsBank shall (i) prepare and file the Registration Statement with the SEC as soon as is reasonably practicable, (ii) use its best efforts to cause the Registration Statement to become effective, (iii) take any action required to be taken under any applicable state blue sky or securities laws in connection therewith and (iv) maintain an effective Registration Statement with respect to the NationsBank Common Stock to be issued in connection with the ICBK Options. ICBK and its Subsidiaries shall furnish NationsBank with all information concerning ICBK, its Subsidiaries and the holders of ICBK capital stock as NationsBank may reasonably request in connection with the foregoing and also shall promptly prepare and file the Proxy Statement with the FDIC.
          (b) NationsBank and ICBK shall cooperate and use their respective best efforts (i) to prepare all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties, Regulatory Authorities and other governmental authorities necessary to consummate the transactions contemplated by this Agreement, including, without limitation, any such approvals or authorizations required by the Federal Reserve, the OCC and the Department and (ii) to cause the Merger to be consummated as expeditiously as reasonably practicable.
     8.03 STOCKHOLDERS' APPROVALS. ICBK shall call a meeting of its stockholders to be held as soon as practicable for the purpose of voting upon the Merger and related matters. The Board of Directors of ICBK shall, submit for approval of its stockholders the matters to be voted upon at the Stockholders' Meetings, and shall recommend approval of such matters and use its best efforts (including, without limitation, soliciting proxies for such approvals) to obtain such stockholder approvals. The covenants under this Section 8.03 are subject to the exercise by the Board of Directors of its fiduciary obligations.
     8.04 PRESS RELEASES. Prior to the public dissemination of any press release or other public disclosure of information about this Agreement, the Merger or any other transaction contemplated hereby, the parties to this Agreement shall mutually agree as to the form and substance of such release or disclosure.
     8.05 NOTICE OF DEFAULTS. ICBK shall promptly notify NationsBank of (i) any material change in its business, operations or prospects, (ii) any complaints, investigations or hearings (or communications indicating that the same may be contemplated) of any Regulatory Authority, (iii) the institution or the threat of material litigation involving such party, or (iv) any event or condition that might be reasonably expected to cause any of its representations, warranties or covenants set forth herein not to be true and correct in all material respects as of the Effective Time.
     8.06 MISCELLANEOUS AGREEMENTS AND CONSENTS; AFFILIATES AGREEMENTS. Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use its respective best efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement as expeditiously as reasonably practicable, including, without limitation, using their respective best efforts to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby. NationsBank and ICBK shall, and shall cause each of their respective Subsidiaries to, use their best efforts to obtain consents of all third parties and Regulatory Authorities necessary or, in the reasonable opinion of NationsBank or ICBK, desirable for the consummation of the transactions contemplated by this Agreement. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of NationsBank shall be deemed to have been granted authority in the name of ICBK to take all such necessary or desirable action.
     Without limiting the foregoing, ICBK will, at the request of NationsBank, take such actions, or forbear from taking such actions, as may be reasonably necessary to identify each of its "affiliates" for purposes of Rule 145 under the Securities Act
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
and to cause each person so identified to deliver to NationsBank within 10 days after the execution of this Agreement a written agreement in form and substance satisfactory to NationsBank providing that such person shall not sell, pledge, transfer or otherwise dispose of any capital stock to be received by such person as part of the Merger Consideration except in compliance with the applicable provisions of the Securities Act.
     8.07 INDEMNIFICATION. For five years after the Effective Time, NationsBank shall, and shall cause the Surviving Association to, indemnify, defend and hold harmless the present and former officers, directors, employees and agents of ICBK and its Subsidiary (each, an "Indemnified Party") after the Effective Time against all losses, expenses, claims, damages or liabilities arising out of actions or omissions occurring on or prior to the Effective Time to the full extent then permitted under Florida law and by ICBK's Articles of Incorporation and bylaws as in effect on the date hereof except the right to indemnification shall not arise in those instances in which the party seeking indemnification has participated in the breach of any covenant or agreement contained herein or knowingly caused any representation or warranty of ICBK contained herein to be false or inaccurate in any respect and the claim arises principally from such breach or the falsity or inaccuracy of such representation or warranty.
     If the Surviving Association or any of its successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Association shall assume the obligations set forth in this Section 8.07.
8.08 CONVERSION OF STOCK OPTIONS; RESTRICTED STOCK.
          (a) At the Effective Time, all rights with respect to ICBK Common Stock pursuant to stock options or stock appreciation rights ("ICBK Options") granted by ICBK under the ICBK Benefit Plans, which are outstanding at the Effective Time, whether or not then exercisable, shall be converted into and become rights with respect to NationsBank Common Stock, and NationsBank shall assume each ICBK Option, in accordance with the terms of the stock option plan under which it was issued and the stock option agreement by which it is evidenced. From and after the Effective Time, and subject to the provisions of Section 3.01(c), (i) each ICBK Option assumed by NationsBank may be exercised solely for shares of NationsBank Common Stock, (ii) the number of shares of NationsBank Common Stock subject to each ICBK Option shall be equal to the number of shares of ICBK Common Stock subject to such ICBK Option immediately prior to the Effective Time multiplied by the Exchange Ratio and (iii) the per share exercise price under each such ICBK Option shall be adjusted by dividing the per share exercise price under each such option by the Exchange Ratio and rounding down to the nearest cent; PROVIDED, HOWEVER, that the terms of each ICBK Option shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, stock dividend, recapitalization or other similar transaction subsequent to the Effective Time. It is intended that the foregoing assumption shall be undertaken in a manner that will not constitute a "modification" as defined in Section 425 of the Code, as to any ICBK Option which is an "incentive stock option," as defined in Section 422 of the Code.
          (b) All restrictions or limitations on transfer with respect to ICBK Common Stock awarded under a ICBK Stock Plan or any other plan, program or arrangement ("Restricted Stock"), to the extent that such restrictions or limitations shall not have already lapsed, shall remain in full force and effect with respect to the NationsBank Common Stock into which such Restricted Stock is converted pursuant to Section 3.01.
          (c) Except as provided herein or as otherwise agreed in writing by the parties, (i) the provisions of the ICBK Stock Plans and any other plan, program or arrangement pursuant to which ICBK may, or may be required to, issue stock or stock-based compensation, shall be terminated by the Effective Time, and (ii) ICBK shall ensure that following the Effective Time no holder of ICBK Options or any participant in any ICBK Stock Plan shall have any right thereunder to acquire any equity securities of ICBK or any of its Subsidiaries.
     8.09 CERTAIN CHANGE OF CONTROL MATTERS. From and after the date hereof, ICBK shall take all action necessary so that the execution and delivery of this Agreement will not increase any benefits otherwise payable under any ICBK Benefit Plan.
     8.10 STOCK EXCHANGE LISTING. NationsBank shall use its best efforts to list, prior to the Effective Time, on the NYSE and the Pacific Stock Exchange, upon official notice of issuance, the shares of NationsBank Common Stock to be issued to holders of ICBK Common Stock in the Merger.
     8.11 DECLARATION OF DIVIDENDS. After the date of this Agreement, ICBK shall coordinate with NationsBank the declaration of any dividends in respect of NationsBank Common Stock and ICBK Common Stock and the record dates and payment
                                      A-22
dates relating thereto, it being the intention of the parties hereto that holders of ICBK Common Stock shall not receive two dividends, or fail to receive one dividend, for any single calendar quarter with respect to their shares of ICBK Common Stock.
     8.12 EMPLOYEE BENEFITS. As soon as practicable following the Effective Time, NationsBank shall provide generally to officers and employees of ICBK and its Subsidiaries employee benefits, including without limitation pension benefits, health and welfare benefits, life insurance and vacation arrangements, on terms and conditions which when taken as a whole are substantially similar to those provided from time to time by NationsBank and its Subsidiaries to their similarly situated officers and employees. In that regard, such officers and employees of ICBK shall be credited under the employee benefit plans of NationsBank for their years of "eligibility service" and "vesting service" earned under the ICBK Benefit Plans as if such service had been earned with NationsBank, while such officers and employees of ICBK shall be credited with "benefit service" under the employee benefit plans of NationsBank only with respect to their period of employment with NationsBank and its Subsidiaries after the Effective Time in accordance with the terms and conditions of such employee benefit plans.
     8.13 CERTAIN ACTIONS. No party shall take any action which would adversely affect or delay the ability of either NationsBank or ICBK to obtain any necessary approvals of any Regulatory Authority or other governmental authority required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement. No party shall take any action that would prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code.
     8.14 ACQUISITION PROPOSALS. ICBK shall not, and shall use its best efforts to cause its officers, directors and employees and any investment banker, attorney, accountant, or other agent retained by it or its Subsidiaries not to
(i) initiate, encourage or solicit, directly or indirectly, the making of any proposal or offer (an "Acquisition Proposal") to acquire all or any significant part of the business and properties or capital stock of ICBK or its Subsidiaries, whether by merger, purchase of securities or assets, tender offer or otherwise (an "Acquisition Transaction"), or initiate, directly or indirectly, any contact with any person in an effort to or with a view towards soliciting any Acquisition Proposal or (ii) participate in any discussions or negotiations regarding, or furnish to any other person any information with respect to, an Acquisition Proposal. Notwithstanding the foregoing, ICBK may (i) furnish or cause to be furnished information subject to a confidentiality agreement in a form substantially similar to that previously executed by NationsBank, (ii) in response to an Acquisition Proposal, issue a communication to its security holders of the type contemplated by Rule 14d-9(e) under the Exchange Act, and (iii) participate in discussions and negotiations directly and through its representatives with persons who have sought the same if the ICBK Board determines, based as to legal matters on the written advice of outside legal counsel, that the failure to furnish such information or to negotiate with such entity or group or to take and disclose such position would be inconsistent with the proper exercise of the fiduciary duties of the ICBK Board. In the event ICBK receives an Acquisition Proposal or such discussions are sought to be initiated or continued with ICBK, it shall promptly inform NationsBank as to the material terms thereof.
     8.15 TERMINATION FEE. To compensate NationsBank for entering into this Agreement, taking action to consummate the transactions hereunder and incurring the costs and expenses related thereto and other losses and expenses, including the foregoing by NationsBank of other opportunities, ICBK and NationsBank agree as follows:
          (a) Provided that NationsBank shall not be in material breach of its obligations under this Agreement (which breach has not been cured promptly following receipt of written notice thereof by ICBK specifying in reasonable detail the basis of such alleged breach), ICBK shall pay to NationsBank the sum of $4.3 million (the "Termination Fee") plus reasonable out-of-pocket expenses, not in excess of $250,000 (including, without limitation, amounts paid or payable to banks and investment bankers, fees and expenses of counsel and printing expenses) (such expenses are hereinafter referred to as the "Expenses") incurred by NationsBank or any of its affiliates in connection with or arising out of transactions contemplated by this Agreement, regardless of when those expenses are incurred, if this Agreement is terminated by ICBK under the provisions of
     Section 10.01(f). NationsBank shall provide ICBK with an itemization of Expenses.
          (b) Any payment required by paragraph (a) of this Section shall become payable within two business days after termination of the Agreement.
          (c) ICBK acknowledges that the agreements contained in this Section
     8.15 are an integral part of the transactions contemplated in this Agreement, and that, without these agreements, NationsBank would not enter into this Agreement; accordingly, if ICBK fails to promptly pay the Termination Fee or Expenses when due, ICBK shall in addition thereto pay to NationsBank all costs and expenses (including fees and disbursements of counsel) incurred in collecting such
                                      A-23

     Termination Fee or Expenses, as the case may be, together with interest on the amount of the Termination Fee or Expenses (or any unpaid portion thereof) from the date such payment was required to be made until the date such payment is received by NationsBank at the prime rate of NationsBank Florida, National Association as in effect from time to time during such period.
     8.16 DELIVERY OF ICBK DISCLOSURE SCHEDULE. ICBK will deliver the completed ICBK Disclosure Schedule to NationsBank by noon, June 27, 1995. NationsBank shall approve or reject the ICBK Disclosure Schedule by close of business on June 29, 1995. A failure to reject by such date and time shall be deemed an automatic acceptance.
                                   ARTICLE IX
                                   CONDITIONS
     9.01 CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE MERGER. The respective obligations of each of NationsBank and ICBK to effect the Merger and the other transactions contemplated hereby shall be subject to the fulfillment or waiver at or prior to the Effective Time of the following conditions:
          (a) Stockholders of ICBK shall have approved all matters relating to the Merger required under applicable law at the Stockholders' Meeting.
          (b) This Agreement, the Merger and the other transactions contemplated hereby shall have been approved by the Federal Reserve Board, the OCC and any other Regulatory Authorities whose approval is required for consummation of the transactions contemplated hereby, which approvals are subject to no conditions that in the judgment of NationsBank would restrict it or its Subsidiaries or affiliates in their respective spheres of operations and business activities after the Effective Time.
          (c) The Registration Statement shall have been declared effective and shall not be subject to a stop order or any threatened stop order.
          (d) Neither NationsBank nor ICBK shall be subject to any active litigation which seeks any order, decree or injunction of a court or agency of competent jurisdiction to enjoin or prohibit the consummation of the Merger.
          (e) The shares of NationsBank Common Stock issuable pursuant to the Merger shall have been authorized for listing on the NYSE upon official notice of issuance.
          (f) Each of NationsBank and ICBK shall have received an opinion of Blanchfield, Cordle and Moore, P.A., tax counsel to NationsBank, or other counsel to NationsBank, to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Code and no gain or loss will be recognized by the stockholders of ICBK to the extent that they receive NationsBank Common Stock solely in exchange for their ICBK capital stock in the Merger.
     9.02 CONDITIONS TO OBLIGATIONS OF ICBK TO EFFECT THE MERGER. The obligations of ICBK to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Effective Time of the following additional conditions:
          (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of NationsBank set forth in Article VI hereof shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time (as though made on and as of the Effective Time except to the extent such representations and warranties are by their express provisions made as of a specified date) and ICBK shall have received a certificate signed by the chairman and chief executive officer, executive vice president or other duly authorized officer of NationsBank to that effect.
          (b) PERFORMANCE OF OBLIGATIONS. NationsBank shall have performed in all material respects all obligations required to be performed by it under this Agreement prior to the Effective Time, and ICBK shall have received a certificate signed by the chairman and chief executive officer, executive vice president or other duly authorized officer of NationsBank to that effect.
     9.03 CONDITIONS TO OBLIGATIONS OF NATIONSBANK TO EFFECT THE MERGER. The obligations of NationsBank to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following additional conditions:
          (a) The Board of Directors of NationsBank shall have approved this Agreement, the Merger and all matters related to the Merger, including the issuance of the NationsBank Common Stock no later than the close of business on June 28, 1995.
                                      A-24

          (b) REPRESENTATIONS AND WARRANTIES. The representations and warranties of ICBK set forth in Article V hereof shall be true and correct in all material respects as of the date of this Agreement as of the Effective Time (as though made on and as of the Effective Time except to the extent such representations and warranties are by their express provisions made as of a specified date) and NationsBank shall have received a certificate signed by the chairman or the chief executive officer or other duly authorized officer of ICBK to that effect.
          (c) PERFORMANCE OF OBLIGATIONS. ICBK shall have performed in all material respects all obligations required to be performed by it under this Agreement prior to the Effective Time, and NationsBank shall have received a certificate signed by the chairman or the chief executive officer or other duly authorized officer of ICBK to that effect.
          (d) ICBK shall have completed the Redemption.
        (e) OPINION OF COUNSEL. NationsBank shall have received an opinion of counsel for ICBK addressed to NationsBank and in form satisfactory to it as to the validity of the approvals of the Merger by the directors and stockholders of ICBK.
          (f) The ICBK Disclosure Schedule and the items described therein shall be acceptable to NationsBank.
                                   ARTICLE X
                                  TERMINATION
     10.01 TERMINATION. Notwithstanding any other provision of this Agreement, and notwithstanding the approval of this Agreement, the Merger and the other transactions contemplated hereby by the stockholders of NationsBank and ICBK or both, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:
          (a) by mutual consent of the Board of Directors of NationsBank and the Board of Directors of ICBK; or
          (b) by the Board of Directors of NationsBank or the Board of Directors of ICBK if (i) the Federal Reserve or the OCC has denied approval of the Merger and such denial has become final and nonappealable or has approved the Merger subject to conditions that in the judgment of NationsBank would restrict it or its Subsidiaries or affiliates in their respective spheres of operations and business activities after the Effective Time or (ii) the Effective Time does not occur by March 31, 1996; or
          (c) by NationsBank (if it is not in breach of any of its obligations hereunder) pursuant to notice in the event of a breach or failure by ICBK that is material in the context of the transactions contemplated hereby of any representation, warranty, covenant or agreement by ICBK contained herein which has not been, or cannot be, cured within 30 days after written notice of such breach is given to ICBK; or
          (d) by ICBK (if it is not in breach of any of its obligations hereunder) pursuant to notice in the event of a breach or failure by NationsBank that is material in the context of the transactions contemplated hereby of any representation, warranty, covenant or agreement by NationsBank contained herein which has not been, or cannot be, cured within 30 days after written notice of such breach is given to NationsBank; or
          (e) by NationsBank if the stockholders of ICBK fail to approve the Merger at the Stockholder's Meeting; or
          (f) by ICBK if (i) there shall not have been a material breach of any covenant or agreement on the part of ICBK under this Agreement and (ii) prior to the Effective Time, a corporation, partnership, person or other entity or group shall have made a bona fide Acquisition Proposal that the ICBK Board determines in its good faith judgment and in the exercise of its fiduciary duties, based as to legal matters on the written opinion of legal counsel and as to financial matters on the written opinion of an investment banking firm of national reputation, is more favorable to the ICBK stockholders than the Exchange Ratio and the Merger and that the failure to terminate this Agreement and accept such alternative Acquisition Proposal would be inconsistent with the proper exercise of such fiduciary duties; PROVIDED, HOWEVER, that termination under this clause (ii) shall not be deemed effective until payment of the Termination Fee required by Section 8.15.
     10.02 EFFECT OF TERMINATION. In the event of the termination and abandonment of this Agreement pursuant to Section 10.01, this Agreement shall become void and have no effect, except that (i) the provisions of Section 8.01(d), 8.15 and Section 11.01 shall survive any such termination and abandonment, and (ii) no party shall be relieved or released from any liability arising out of an intentional breach of any provision of this Agreement.
                                      A-25

     10.03 NON-SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS FOLLOWING THE EFFECTIVE TIME. Except for Articles III, IV and VI and Sections 8.07 and 8.08, none of the respective representations, warranties, obligations, covenants and agreements of the parties shall survive the Effective Time.
     10.04 NATIONSBANK SHAREHOLDERS VOTE. This Agreement may be terminated and the Merger abandoned by NationsBank at any time on or before August 15, 1995 if NationsBank concludes that it is unable to obtain a final determination by the NYSE that NationsBank is not required to submit the Merger, this Agreement or the transactions described herein to its shareholders for a vote (the "Final Determination"). NationsBank shall use its best efforts to secure such Final Determination under the terms of this Agreement and prior to filing any materials or correspondence with the NYSE in connection therewith, shall provide ICBK copies of such filings and correspondence and shall permit ICBK to make comments with respect thereto (which comments may be incorporated or disregarded by NationsBank in its sole discretion). NationsBank shall provide ICBK copies of all correspondence or materials received from the NYSE relating to the Final Determination. Any such termination will be effective only after at least 15 days prior notice to ICBK of NationsBank's termination and only if a Final Determination has not been received by the effective date of termination.
                                   ARTICLE XI
                               GENERAL PROVISIONS
     11.01 EXPENSES. Unless otherwise agreed by the parties in writing, each party hereto shall bear its own expenses incident to preparing, entering into and carrying out this Agreement and to consummating the Merger, except that NationsBank and ICBK shall divide equally all printing expenses and filing fees incurred in connection with this Agreement, the Registration Statement and the Proxy Statement.
     11.02 ENTIRE AGREEMENT. Except as otherwise expressly provided herein, this Agreement contains the entire agreement between the parties hereto with respect to the transactions contemplated hereunder and thereunder, and such agreements supersede all prior arrangements or understandings with respect thereto, written or oral. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors. Other than Section 8.07, nothing in this Agreement, expressed or implied, is intended to confer upon any individual, corporation or other entity, other than NationsBank, ICBK and the Bank or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.
     11.03 AMENDMENTS. To the extent permitted by law, this Agreement may be amended by a subsequent writing signed by each of NationsBank and ICBK; PROVIDED, HOWEVER, that the provisions hereof relating to the manner or basis in which shares of ICBK capital stock will be exchanged for the Merger Consideration shall not be amended after the Stockholders' Meeting without any requisite approval of the holders of the issued and outstanding shares of ICBK capital stock entitled to vote thereon.
     11.04 WAIVERS. Prior to or at the Effective Time, each of NationsBank and ICBK shall have the right to waive any default in the performance of any term of this Agreement by the other, to waive or extend the time for the compliance or fulfillment by the other of any and all of the other's obligations under this Agreement and to waive any or all of the conditions precedent to its obligations under this Agreement, except any condition which, if not satisfied, would result in the violation of any law or applicable governmental regulation.
     11.05 NO ASSIGNMENT. None of the parties hereto may assign any of its rights or delegate any of its obligations under this Agreement to any other person or entity. Any such purported assignment or delegation that is made without the prior written consent of the other parties to this Agreement shall be void and of no effect.
     11.06 NOTICES. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, or by registered or certified mail, postage prepaid to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

ICBK:                                      Intercontinental Bank
                                           200 Southeast First Street
                                           Miami, Florida 33131
                                           Attention: William H. Allen, Jr.
                                                      Chairman

                                      A-26

Copy to Counsel:                           Bowman Brown
                                           Shutts & Bowen
                                           201 South Biscayne Boulevard, Suite 1500
                                           Miami, Florida 33131
NationsBank:                               NationsBank Corporation
                                           NationsBank Corporate Center
                                           Charlotte, North Carolina 28255
                                           Attention: Frank L. Gentry
                                                      Executive Vice President
Copy to Counsel:                           NationsBank Corporation
                                           NationsBank Corporate Center
                                           Charlotte, North Carolina 28255
                                           Attention: Paul J. Polking
                                                      General Counsel

     11.07 SPECIFIC PERFORMANCE. The parties hereby acknowledge and agree that the failure of either party to fulfill any of its covenants and agreements hereunder, including the failure to take all such actions as are necessary on its part to cause the consummation of the Merger, will cause irreparable injury for which damages, even if available, will not be an adequate remedy. Accordingly, each party hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of the other party's obligations or any arbitration award hereunder and to the granting by any such court of the remedy of the specific performance hereunder.
     11.08 ARBITRATION. (a) ANY CONTROVERSY OR CLAIM BETWEEN OR AMONG THE PARTIES HERETO, SHALL BE DETERMINED BY BINDING ARBITRATION IN ACCORDANCE WITH THE FEDERAL ARBITRATION ACT (OR IF NOT APPLICABLE, NORTH CAROLINA LAW), THE RULES OF PRACTICE AND PROCEDURE FOR THE ARBITRATION OF COMMERCIAL DISPUTES OR JUDICIAL ARBITRATION AND MEDIATION SERVICES/ENDISPUTE, INC. ("JAMS"), AND THE "SPECIAL RULES" SET FORTH BELOW. IN THE EVENT OF ANY INCONSISTENCY, THE SPECIAL RULES SHALL CONTROL. JUDGMENT UPON ANY ARBITRATION AWARD MAY BE ENTERED IN ANY COURT HAVING JURISDICTION. ANY PARTY TO THIS AGREEMENT MAY BRING AN ACTION, INCLUDING A SUMMARY OR EXPEDITED PROCEEDING, TO COMPEL ARBITRATION OF ANY CONTROVERSY OR CLAIM UNDER THIS AGREEMENT IN ANY COURT HAVING JURISDICTION OVER SUCH ACTION.
     (b) THE ARBITRATION SHALL BE CONDUCTED (1) IN THE CITY OF MIAMI, FLORIDA IF INITIATED BY NATIONSBANK, (2) IN THE CITY OF CHARLOTTE, NORTH CAROLINA IF INITIATED BY ICBK, OR (3) IN SUCH OTHER LOCATION AS AGREED BY THE PARTIES AND BY JAMS WHO WILL APPOINT AN ARBITRATOR; IF JAMS IS UNABLE OR LEGALLY PRECLUDED FROM ADMINISTERING THE ARBITRATION, THEN THE AMERICAN ARBITRATION ASSOCIATION WILL SERVE. ALL ARBITRATION HEARINGS WILL BE COMMENCED WITHIN 90 DAYS OF THE DEMAND FOR ARBITRATION; FURTHER, THE ARBITRATOR SHALL ONLY, UPON A SHOWING OF CAUSE, BE PERMITTED TO EXTEND THE COMMENCEMENT OF SUCH HEARING FOR AN ADDITIONAL 60 DAYS.
     (c) ANY SERVICE OF PROCESS UNDER AN ARBITRATION OR ANY OTHER LEGAL PROCEEDING WILL BE DEEMED TO BE EFFECTIVE AS TO EITHER PARTY TO THIS AGREEMENT WHEN SUCH SERVICE OF PROCESS IS DELIVERED TO THE COUNSEL FOR THE RESPECTIVE PARTIES AS IDENTIFIED IN SECTION 11.06.
     11.09 GOVERNING LAW. This Agreement shall in all respects be governed by and construed in accordance with the laws of the State of North Carolina.
     11.10 COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same instrument.
     11.11 CAPTIONS. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.
                                      A-27

     11.12 SEVERABILITY. In the event that any one or more of the provisions contained in this Agreement, or in any other instrument referred to herein, shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement or any other such instrument.
     IN WITNESS WHEREOF, NationsBank and ICBK have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.
                                         NATIONSBANK CORPORATION
                                         By: /s/      HARRIS A. RAINEY, JR.
                                          Executive Vice President
                                         INTERCONTINENTAL BANK
                                         By: /s/     WILLIAM H. ALLEN, JR.
                                          Chairman and Chief Executive Officer
                                      A-28

                        THE ROBINSON-HUMPHREY COMPANY, INC.

CORPORATE FINANCE                                          INVESTMENT BANKERS
    DEPARTMENT                                                 SINCE 1894

                                                                      APPENDIX B
                               September 29, 1995
Board of Directors
Intercontinental Bank
200 Southeast First Street
Miami, Florida 33131
Ladies and Gentlemen:
     In connection with the proposed acquisition of Intercontinental Bank ("ICBK") by NationsBank Corporation ("NB") (the "Merger"), you have asked us to render an opinion as to whether the financial terms of the Merger, as provided in the Agreement and Plan of Merger dated as of June 26, 1995 among such parties (the "Merger Agreement"), are fair, from a financial point of view, to the stockholders of ICBK. Under the terms of the Merger, holders of all outstanding shares of ICBK common stock will receive consideration equal to $30.00 per share of NB common stock for each share of ICBK common stock, subject to certain conditions.
     Our firm, as part of its investment banking business, is frequently involved in the valuation of securities as related to public underwritings, private placements, mergers, acquisitions, recapitalizations and other purposes.
     In connection with our study for rendering this opinion, we have reviewed the Merger Agreement, ICBK's financial results for fiscal years 1990 through 1994 and for the quarter ended March 31, 1995, the projections for ICBK for the years 1995 through 1999, and certain documents and information we deem relevant to our analysis. We have also held discussions with senior management of ICBK for the purpose of reviewing the historical and current operations of, and outlook for ICBK, industry trends, the procedures followed by ICBK in the proposed merger, the negotiations with NB, the terms of the proposed Merger, and related matters.
     We have also studied published financial data concerning certain other publicly traded financial institutions which we deem comparable to ICBK as well as certain financial data relating to acquisitions of other financial institutions that we deem relevant or comparable. In addition, we have reviewed other published information, performed certain financial analyses and considered other factors and information which we deem relevant.
     We have reviewed similar information and data relating to NB including its historical financial statements, from fiscal 1990 up through and including the quarter ended March 31, 1995.
                            ATLANTA FINANCIAL CENTER
            3333 PEACHTREE ROAD, NE (Bullet) ATLANTA, GEORGIA 30326
                                 (404) 206-6000
                                      B-1

Board of Directors
Intercontinental Bank
September 29, 1995
Page 2
     In rendering this opinion, we have relied upon the accuracy of the Merger Agreement, the financial information listed above, and other information furnished to us by ICBK and NB. We have not separately verified this information nor have we made an independent evaluation of any of the assets or liabilities of ICBK and NB.
     Based upon the foregoing and upon current market and economic conditions, we are of the opinion that, from a financial point of view, the terms of the Merger as provided in the Merger Agreement are fair to the stockholders of ICBK.
                             Very truly yours,

                             (Signature of The Robinson-Humphrey Company, Inc.) THE ROBINSON-HUMPHREY COMPANY, INC.
                                      B-2

                                                                      APPENDIX C
                      PROVISIONS OF THE NATIONAL BANK ACT
                    RELATING TO DISSENTERS' APPRAISAL RIGHTS
12 U.S.C. (SECTION MARK) 215A MERGER OF NATIONAL BANKS OR STATE BANKS INTO NATIONAL BANKS.
(A) APPROVAL OF COMPTROLLER, BOARD AND SHAREHOLDERS; MERGER AGREEMENT; NOTICE; CAPITAL STOCK; LIABILITY OF RECEIVING ASSOCIATION
     One or more national banking associations or one or more State banks, with the approval of the Comptroller, under an agreement not inconsistent with sections 215-215c of Title 12, may merge into a national banking association located within the same State, under the charter of the receiving association. The merger agreement shall --
     (1) be agreed upon in writing by a majority of the board of directors of each association or State bank participating in the plan of merger;
     (2) be ratified and confirmed by the affirmative vote of the shareholders of each such association or State bank owning at least two-thirds of its capital stock outstanding, or by a greater proportion of such capital stock in the case of a State bank if the laws of the State where it is organized so require, at a meeting to be held on the call of the directors, after publishing notice of the time, place, and object of the meeting for four consecutive weeks in a newspaper of general circulation published in the place where the association or State bank is located, or, if there is no such newspaper, then in the newspaper of general circulation published nearest thereto, and after sending such notice to each shareholder of record by certified or registered mail at least ten days prior to the meeting, except to those shareholders who specifically waive notice, but any additional notice shall be given to the shareholders of such State bank which may be required by the laws of the State where it is organized. Publication of notice may be waived, in cases where the Comptroller determines that an emergency exists justifying such waiver, by unanimous action of the shareholders of the association or State bank;
     (3) specify the amount of the capital stock of the receiving association, which shall not be less than that required under existing law for the organization of a national bank in the place in which it is located and which will be outstanding upon completion of the merger, the amount of stock (if any) to be allocated, and cash (if any) to be paid, to the shareholders of the association or State bank being merged into the receiving association; and
     (4) provide that the receiving association shall be liable for all liabilities of the association or State bank being merged into the receiving association.
(B) DISSENTING SHAREHOLDERS
     If a merger shall be voted for at the called meetings by the necessary majorities of the shareholders of each association or State bank participating in the plan of merger, and thereafter the merger shall be approved by the Comptroller, any shareholder of any association or State bank to be merged into the receiving association who has voted against such merger at the meeting of the association or bank of which he is a stockholder, or has given notice in writing at or prior to such meeting to the presiding officer that he dissents from the plan of merger, shall be entitled to receive the value of the shares so held by him when such merger shall be approved by the Comptroller upon written request made to the receiving association at any time before thirty days after the date of consummation of the merger, accompanied by the surrender of his stock certificates.
(C) VALUATION OF SHARES
     The value of the shares of any dissenting shareholder shall be ascertained, as of the effective date of the merger, by an appraisal made by a committee of three persons, composed of (1) one selected by the vote of the holders of the majority of the stock, the owners of which are entitled to payment in cash; (2) one selected by the directors of the receiving association; and (3) one selected by the two so selected. The valuation agreed upon by any two of the three appraisers shall govern. If the value so fixed shall not be satisfactory to any dissenting shareholder who has requested payment, that shareholder may, within five days after being notified of the appraised value of his shares, appeal to the Comptroller, who shall cause a reappraisal to be made which shall be final and binding as to the value of the shares of the appellant.
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(D) APPLICATION TO SHAREHOLDERS OF MERGING ASSOCIATIONS: APPRAISAL BY
    COMPTROLLER; EXPENSES OF RECEIVING ASSOCIATION; SALE AND RESALE OF SHARES; STATE APPRAISAL AND MERGER LAW
     If, within ninety days from the date of consummation of the merger, for any reason one or more of the appraisers is not selected as herein provided, or the appraisers fail to determine the value of such shares, the Comptroller shall upon written request of any interested party cause an appraisal to be made which shall be final and binding on all parties. The expenses of the Comptroller in making the reappraisal or the appraisal, as the case may be, shall be paid by the receiving association. The value of the shares ascertained shall be promptly paid to the dissenting shareholders by the receiving association. The shares of stock of the receiving association which would have been delivered to such dissenting shareholders had they not requested payment shall be sold by the receiving association at an advertised public auction, and the receiving association shall have the right to purchase any of such shares at such public auction, if it is the highest therefor, for the purpose of reselling such shares within thirty days thereafter to such person or persons and at such price not less than par as its board of directors by resolution may determine. If the shares are sold at public auction at a price greater than the amount paid to the dissenting shareholders, the excess in such sale price shall be paid to such dissenting shareholders. The appraisal of such shares of stock in any State bank shall be determined in the manner prescribed by the law of the State in such cases, rather than as provided in this section, if such provision is made in the State law; and no such merger shall be in contravention of the law of the State under which such bank is incorporated. The provisions of this subsection shall apply only to shareholders of (and stock owned by them in) a bank or association being merged into the receiving association.
(E) STATUS OF RECEIVING ASSOCIATION; PROPERTY RIGHTS AND INTEREST VESTED AND HELD AS FIDUCIARY
     The corporate existence of each of the merging banks or banking associations participating in such merger shall be merged into and continued in the receiving association and such receiving association shall be deemed to be the same corporation as each bank or banking association participating in the merger. All rights, franchises and interests of the individual merging banks or banking associations in and to every type of property (real, personal, and mixed) and choses in action shall be transferred to and vested in the receiving association by virtue of such merger without any deed or other transfer. The receiving association, upon the merger and without any order or other action on the part of any court or otherwise, shall hold and enjoy all rights or property, franchises, and interests, including appointments, designations, and nominations, and all other rights and interests as trustee, executor, administrator, registrar of stocks and bonds, guardian of estates, assignee, receiver, and committee of estates of lunatics, and in every other fiduciary capacity, in the same manner and to the same extent as such rights, franchises, and interests were held or enjoyed by any one of the merging banks or banking associations at the time of the merger, subject to the conditions hereinafter provided.
(F) REMOVAL AS FIDUCIARY; DISCRIMINATION
     Where any merging bank or banking association, at the time of the merger, was acting under appointment of any court as trustee, executor, administrator, registrar of stocks and bonds, guardian of estates, assignee, receiver, or committee of estates of lunatics, or in any other fiduciary capacity, the receiving association shall be subject to removal by a court of competent jurisdiction in the same manner and to the same extent as was such merging bank or banking association prior to the merger. Nothing contained in this section shall be considered to impair in any manner the right of any court to remove the receiving association and to appoint in lieu thereof a substitute trustee, executor, or other fiduciary, except that such right shall not be exercised in such a manner as to discriminate against national banking associations, nor shall any receiving association be removed solely because of the fact that it is a national banking association.
(G) ISSUANCE OF STOCK BY RECEIVING ASSOCIATION; PREEMPTIVE RIGHTS
     Stock of the receiving association may be issued as provided by the terms of the merger agreement, free from any preemptive rights of the shareholders of the respective merging banks.
                                      C-2